UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-15276

Itaú Unibanco Holding S.A.

(Exact name of registrant as specified in its charter)

Itaú Unibanco Holding S.A.

(Translation of Registrant’s Name into English)

Praça Alfredo Egydio de Souza Aranha, 100-Torre Conceição

CEP 04344-902 São Paulo, SP, Brazil

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No [X]

TABLE OF CONTENTS

Page

CERTAIN TERMS AND CONVENTIONS	1
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	2
PRESENTATION OF FINANCIAL AND OTHER INFORMATION	4
SELECTED FINANCIAL DATA	5
OPERATING AND FINANCIAL REVIEW AND PROSPECTS	7
REGULATORY RECENT DEVELOPMENTS	24
CHANGES TO OUR 2023 FORM 20-F	28
SIGNATURES	29
FINANCIAL STATEMENTS	30

CERTAIN TERMS AND CONVENTIONS

All references in this Form 6-K to (i) “Itaú Unibanco Holding,” “Itaú Unibanco Group,” “we,” “us” or “our” are references to Itaú Unibanco Holding S.A. and its consolidated subsidiaries, except where otherwise specified or required by the context; (ii) the “Brazilian government” are references to the federal government of the Federative Republic of Brazil, or Brazil; (iii) “preferred shares” are references to our authorized and outstanding preferred shares with no par value; and (iv) “common shares” are references to our authorized and outstanding common shares with no par value. All references to “ADSs” are to American Depositary Shares, each representing one preferred share, without par value. The ADSs are evidenced by American Depositary Receipts, or “ADRs,” issued by The Bank of New York Mellon, or BNY Mellon. All references herein to the “real,” “reais” or “R$” are to the Brazilian real, the official currency of Brazil. All references to “US$,” “dollars” or “U.S. dollars” are to United States dollars.

Additionally, unless specified or the context indicates otherwise, the following definitions apply throughout this Form 6-K:

•	“Itaú Unibanco” means Itaú Unibanco S.A., together with its consolidated subsidiaries;
•	“Itaú BBA” means Banco Itaú BBA S.A., together with its consolidated subsidiaries;
•	“Itaú Corpbanca” means Itaú Corpbanca, together with its consolidated subsidiaries; and
•	“Central Bank” means the Central Bank of Brazil.

Acronyms used repeatedly, defined and technical terms, specific market expressions and the full names of our main subsidiaries and other entities referenced in this report on Form 6-K are explained or detailed in the glossary of terms beginning on page 193 to our annual report on Form 20-F for the year ended December 31, 2023, filed with the SEC on April 29, 2024, or our 2023 Form 20-F.

1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report on Form 6-K contains statements that are or may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the United States Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward-looking statements are subject to risks, uncertainties and assumptions including, among other risks:

•	Political instability in Brazil, including developments and the perception of risks in connection with the Brazilian elected government, ongoing corruption investigations and other investigations and increasing fractious relations and infighting within the administration of the Brazilian government, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;

•	General economic, political, and business conditions in Brazil and variations in inflation indices, interest rates, foreign exchange rates, and the performance of financial markets in Brazil and the other markets in which we operate;

•	Global economic and political conditions, as well as geopolitical instability, in particular in the countries where we operate, including in relation to the new administration in the United States after the 2024 presidential elections in the United States, the Russian invasion of Ukraine and conflicts in the Middle East;

•	Changes in laws or regulations, including in respect of tax matters, compulsory deposits and reserve requirements, that adversely affect our business;

•	The effect of any changes in tax law, tax reforms or review of the tax treatment on our activities, our operations and profitability;

•	Disruptions and volatility in the global financial markets;

•	Costs and availability of funding;

•	Failure or hacking of our security and operational infrastructure or systems;

•	Our ability to protect personal data;

•	Our level of capitalization;

•	Increases in defaults by borrowers and other loan delinquencies, which result in increases in loan loss allowances;

•	Competition in our industry;

•	Changes in our loan portfolio and changes in the value of our securities and derivatives;

•	Customer losses or losses of other sources of revenues;

•	Our ability to execute our strategies and capital expenditure plans and to maintain and improve our operating performance;

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•	Our exposure to Brazilian public debt;

•	Incorrect pricing methodologies for insurance, pension plan and premium bond products and inadequate reserves;

•	The effectiveness of our risk management policies;

•	Our ability to successfully integrate acquired or merged businesses;

•	Adverse legal or regulatory disputes or proceedings;

•	Environmental damage and climate change and effects from socio-environmental issues, including new and/or more stringent regulations relating to these issues; and

•	Other risk factors as set forth in our 2023 Form 20-F.

The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this report on Form 6-K might not occur. Our actual results and performance could differ substantially from those anticipated in such forward-looking statements. Given these risks and uncertainties, you should not place undue reliance on forward-looking statements as a prediction of actual results. You should interpret all subsequent written or oral forward-looking statements attributable to us or to persons acting on our behalf as being qualified by the cautionary statements in this report on Form 6-K.

3

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

The information found in this Form 6-K is accurate only as of the date of such information or as of the date of this Form 6-K, as applicable. Our activities, our financial position and assets, the results of operations and our prospects may have changed since that date.

Information contained in or accessible through our website or any other websites referenced herein does not form part of this Form 6-K unless we specifically state that it is incorporated by reference and forms part of this Form 6-K. All references in this Form 6-K to websites are inactive textual references and are for information only.

Effect of Rounding

Certain amounts and percentages included in this Form 6-K, including in the section of this Form 6-K entitled “Operating and Financial Review and Prospects” have been rounded according to established commercial standards. Percentage figures included in this Form 6-K have not been calculated in all cases on the basis of the rounded figures but on the basis of the original amounts prior to rounding. For this reason, certain percentage amounts in this Form 6-K may vary from those obtained by performing the same calculations using the figures in our audited consolidated financial statements. Certain other amounts that appear in this Form 6-K may vary slightly and figures shown as totals in certain tables may not be an arithmetical aggregation of the figures preceding them.

About our Financial Information

The reference date for the quantitative information derived from our consolidated balance sheet included in this Form 6-K is as of December 31, 2024 and 2023 and the reference dates for information derived from our audited consolidated statements of income are the years ended December 31, 2024 and 2023, except where otherwise indicated.

Our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022, included at the end of this Form 6-K, are prepared in accordance with International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, or IASB (currently referred to by the IFRS Foundation as “IFRS accounting standards”).

Our audited consolidated financial statements as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 were audited in accordance with International Standards on Auditing by PricewaterhouseCoopers Auditores Independentes Ltda., or PwC, our independent auditors. Such financial statements are referred to herein as our audited consolidated financial statements.

Please see “Note 30 – Segment Information” to our audited consolidated financial statements for further details about the main differences between our management reporting systems and our audited consolidated financial statements prepared in accordance with IFRS accounting standards issued by the IASB.

4

SELECTED FINANCIAL DATA

We present below our selected financial data derived from our audited consolidated financial statements included in this Form 6-K. Our audited consolidated financial statements are presented as of December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022 and have been prepared in accordance with IFRS accounting standards issued by the IASB. A discussion of the results of our operations for the year ended December 31, 2023 compared to the year ended December 31, 2022 can be found in our 2023 Form 20-F.

Additionally, we present a summarized version of our Consolidated Statement of Income, Consolidated Balance Sheet and Consolidated Statement of Cash Flows in the section “Operating and Financial Review and Prospects.”

The following selected financial data should be read together with “Presentation of Financial and Other Information” and “Operating and Financial Review and Prospects.”

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Income Information	For the year ended December 31,		Variation
	2024	2023
(In millions of R$, except percentages and basis points)%
Operating Revenues	168,050	154,971	8.4
Net interest income(1)	103,848	97,712	6.3
Non-interest income(2)	64,202	57,259	12.1
Expected Loss from Financial Assets	(32,311)	(30,445)	6.1
Other operating income (expenses)	(88,183)	(84,826)	4.0
Net income attributable to owners of the parent company	41,085	33,105	24.1
Recurring Return on Average Equity - Annualized - Consolidated (3)	21.1%	19.4%	170 bps
Return on Average Equity – Annualized - Consolidated(4)	20.9%	18.6%	230 bps
(1) Includes: (i) interest and similar income; (ii) interest and similar expenses; (iii) income of financial assets and liabilities at fair value through profit or loss; and (iv) foreign exchange results and exchange variations in foreign transactions.
(2) Includes commissions and banking fees, income from insurance contracts and private pension and other income.
(3) The Recurring Return on Average Equity is obtained by dividing the Recurring Result (R$41,431 million and R$34,664 million in the years ended December 31, 2024 and 2023, respectively) by the Average Stockholders’ Equity (R$196,386 million and R$178,387 million in the years ended December 31, 2024 and 2023, respectively). The resulting amount is multiplied by the number of periods in the year to derive the annualized rate.
(4) The Return on Average Equity is calculated by dividing the Net Income (R$41,085 million and R$33,105 million in the years ended December 31, 2024 and 2023, respectively) by the Average Stockholders’ Equity (R$196,386 million and R$178,387 million in the years ended December 31, 2024 and 2023, respectively). This average considers the Stockholders’ Equity from the four previous quarters. The resulting amount is multiplied by the number of periods in the year to derive the annualized rate.

Balance Sheet Information	As of December 31,	As of December 31,	Variation
	2024	2023
	(In millions of R$, except percentages and basis points)%
Total assets	2,854,475	2,543,100	12.2
Total loan and lease operations	1,025,493	910,590	12.6
(-) Provision for expected loss(1)	(49,024)	(50,863)	(3.6)
Common Equity Tier I Ratio - in %	13.7%	13.7%	-
Tier I Ratio - in %	15,0%	15.2%	-20 bps
Total Capital Ratio - in %	16,5%	17.0%	-50 bps
(1) Comprises Expected Credit Loss for Financial Guarantees Pledged R$(988) million at 12/31/2024 (R$(887) million at 12/31/2023) and Loan Commitments R$(3,940) million at 12/31/2024 (R$(3,311) million at 12/31/2023). Please see “Note 10 — Loan and Lease operations” to our audited consolidated financial statements for further details.

Other Information	For the year ended December 31,		Variation
	2024	2023	%
Net income per share – R$ (1)	4.20	3.38	24.3
Weighted average number of outstanding shares - basic	9,789,394,360	9,799,174,221	(0.1)
Total Number of Employees	96,219	95,702	0.5
Brazil	86,228	85,855	0.4
Abroad	9,991	9,847	1.5
Total Branches and CSBs – Client Service Branches	2,928	3,250	(9.9)
ATM – Automated Teller Machines (2)	40,030	41,694	(4.0)
(1) Calculated based on the weighted average number of outstanding shares for the period.
(2) Includes ESBs (electronic service branches) and service points at third-party locations and Banco24Horas ATMs.

6

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion should be read in conjunction with our audited consolidated financial statements and accompanying notes and other financial information included elsewhere in this Form 6-K and the description of our business in “Item 4. Information on the Company” in our 2023 Form 20-F. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those discussed in forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” herein and in our 2023 Form 20-F.

Results of Operations – Year ended December 31, 2024, compared to year ended December 31, 2023.

Our statement of income for the year ended December 31, 2023 reflects the results of Banco Itaú Argentina for the seven-month period ended July 31, 2023, whereas our statement of income for the year ended December 31, 2024 no longer reflects any results from Banco Itaú Argentina. The table below presents our summarized consolidated statement of income for the years ended December 31, 2024 and 2023. The interest rates presented are expressed in Brazilian reais and include the effect of the variation of the real against foreign currencies. For more information on the products and services we offer, see “Item 4. Information on the Company” in our 2023 Form 20-F.

Please see our audited consolidated financial statements for further details about our Consolidated Statement of Income, included elsewhere in this Form 6-K.

Summarized Consolidated Statement of Income	For the year ended December 31,		Variation
	2024	2023	R$ million	%
	(In millions of R$)
Operating revenues	168,050	154,971	13,079	8.4
Net interest income(1)	103,848	97,712	6,136	6.3
Non-interest income(2)	64,202	57,259	6,943	12.1
Expected loss from financial assets	(32,311)	(30,445)	(1,866)	6.1
Other operating income (expenses)	(88,183)	(84,826)	(3,357)	4.0
Net income before income tax and social contribution	47,556	39,700	7,856	19.8
Current and deferred income and social contribution taxes	(5,428)	(5,823)	395	(6.8)
Net income	42,128	33,877	8,251	24.4
Net income attributable to owners of the parent company	41,085	33,105	7,980	24.1
(1) Includes:
(i) interest and similar income (R$242,258 million and R$222,385 million in the years ended December 31, 2024 and 2023, respectively);
(ii) interest and similar expenses (R$(167,278) million and R$(158,250) million in the years ended December 31, 2024 and 2023, respectively);
(iii) income of financial assets and liabilities at fair value through profit or loss (R$32,011 million and R$29,145 million in the years ended December 31, 2024 and 2023, respectively); and
(iv) foreign exchange results and exchange variations in foreign transactions (R$(3,143) million and R$4,432 million in the years ended December 31, 2024 and 2023, respectively).
(2) Includes commissions and banking fees (R$47,071 million and R$45,731 million in the years ended December 31, 2024 and 2023, respectively), Income from insurance contracts and private pension (R$6,982 million and R$6,613 million in the years ended December 31, 2024 and 2023, respectively) and other income (R$10,149 million and R$4,915 million in the years ended December 31, 2024 and 2023, respectively).

Net income attributable to owners of the parent company increased by 24.1% to R$41,085 million for the year ended December 31, 2024, from R$33,105 million for the same period of 2023. This is mainly due to an 8.4%, or R$13,079 million increase in operating revenues, partially offset by a 4.0%, or R$3,357 million, increase in other operating expenses, and a 6.1%, or R$1,866 million, increase in expected loss from financial assets. These line items are further described below:

Net interest income increased by R$6,136 million, or 6.3%, for the year ended December 31, 2024, compared to the same period of 2023, mainly due to increases in the following line items (i) R$19,873 million in interest and similar income, mainly due to increases of R$9,474 million in financial assets at fair value through other comprehensive income, and R$8,319 million in loan operations income mainly as a result of an increase in the volume of loan and lease operations of 12.6%; and (ii) R$2,866 million in income of financial assets and liabilities at fair value through profit or loss. These increases were partially offset by an increase of R$9,028 million in interest and similar expense and a decrease of R$7,575 million in foreign exchange results and exchange variations in foreign transactions.

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o	Interest and similar income increased by 8.9% for the year ended December 31, 2024, compared to the same period of 2023, as a result of an increase in interest income from financial assets at fair value through other comprehensive income, and the growth of our loan portfolio, across all business segments.
o	Interest and similar expenses increased by 5.7% for the year ended December 31, 2024 compared to the same period of 2023, due to an increase of R$17,057 million in expenses from interbank market funds, mainly due to an increase in the volume of our operations. This increase was offset by decreases in the following line items: (i) R$5,362 million in expenses from securities sold under repurchase agreements, driven by lower market rates; and (ii) R$3,019 million in expenses from deposits, as a result of the lower average remuneration rate, which has led to efficiencies in our funding.

Please see “Note 21 – Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss” to our audited consolidated financial statements for further details on interest and similar expenses.

The managerial adjustments of tax effects represented R$6,694 million of our net interest income for the year ended December 31, 2024, compared to R$4,991 million for the same period of 2023. Considering this managerial adjustment, net interest income was R$110,542 million, an increase of R$7,839 million, for the year ended December 31, 2024, compared to the same period of 2023.

Non-interest income increased by 12.1%, or R$6,943 million for the year ended December 31, 2024 compared to the same period of 2023. This increase was mainly due to (i) a 106.5%, or R$5,234 million, increase in other income, mainly due to the increase in income from the energy trading desk, as a result of higher energy prices being traded in the market; (ii) a 2.9%, or R$1,340 million, increase in commissions and banking fees, as a result of higher revenue from investment banking activities. Our income from insurance contracts and private pension increased by 5.6%, or R$369 million, as a result of the higher insurance sales, mainly related to life and credit life, offset by the lower financial result for the period.

The following chart shows the main components of our banking service fees for the years ended December 31, 2024 and 2023:

8

(In R$ million)
Commissions and Banking Fees
47.071
45.731
3,608
641
4,920
2,126
2,782
6,539
6,379
20,076
3,112
602
3,596
2,031
2,544
5,792
6,877
21,177
2024
2023
Other
Custody Services
Advisory Services and Brokerage
Collection Services
Credit Operations and Financial Guarantees Provided
Asset Management
Current Account Services
Credit and Debit Cards

Please see “Note 22 – Commissions and Banking Fees” to our audited consolidated financial statements for further details on banking service fees.

Expected Loss from Financial Assets

Our expected loss from financial assets increased by R$1,866 million, or 6.1%, for the year ended December 31, 2024, compared to the same period of 2023, mainly due to an increase in expected loss with other financial asset of R$3,961 million for the year ended December 31, 2024, compared to the same period of 2023. This increase was partially offset by a reduction in expected loss with loan and lease operations.

Please see “Note 10 — Loan and Lease operations” to our audited consolidated financial statements for further details on our loan and lease operations portfolio.

o	Non-performing loans: We calculate our 90-day non-performing loan, or NPL ratio, as the value of our 90-day non-performing loans to our loan portfolio.

As of December 31, 2024, our 90-day NPL ratio was 2.6%, a decrease of 50 basis points compared to December 31, 2023. This decrease was due to the decrease of 60 basis points in the 90-day NPL ratio in respect of our individuals loan portfolio, due to the better quality of recent vintages and to the decrease of 30 basis points in the NPL ratio of our companies loan portfolio, compared to December 31, 2023.

We calculate our 15 to 90 days non-performing loan ratio as the value of our 15 to 90 days NPL to our loan portfolio. The 15 to 90 days NPL ratio is an indicator of early delinquency.

As of December 31, 2024, our 15 to 90 days NPL ratio was 2.0%, a decrease of 30 basis points when compared to December 31, 2023. During this period our 15 to 90-day NPL ratio decreased by 20 basis points in the 15 to 90-day NPL ratio of our individuals loan portfolio. Additionally, the NPL ratio of our companies loan portfolio decreased by 20 basis points as of December 31, 2024 compared to December 31, 2023.

The chart below shows a comparison of both NPL ratios for each quarter as of December 31, 2023, through December 31, 2024:

9

o	Coverage ratio (90 days): We calculate our coverage ratio as provisions for expected losses to 90-day non-performing loans. As of December 31, 2024, our coverage ratio in accordance with accounting practices adopted in Brazil applicable to institutions authorized to operate by the Central Bank, or BRGAAP, was 215% compared to a ratio of 216% as of December 31, 2023. The decrease in the total coverage ratio was mainly driven by the lower allowance for loan losses, which was mainly impacted by the reversal of a provision for a specific client in the corporate segment in Brazil.

The chart below shows a comparison in the coverage ratios for each quarter as of December 31, 2023, through December 31, 2024:

10

Other Operating Expenses increased by 4.0% to an expense of R$88,183 million for the year ended December 31, 2024, from an expense of R$84,826 million for the same period of 2023. This increase was mainly due to the R$3,657 million, or 4.8%, increase in our general and administrative expenses for the year ended December 31, 2024. This increase was due to: (i) the effects of our annual collective wage agreement, which includes a 4.64% adjustment on salaries and benefits from September 2024 onwards; (ii) the increase in profit sharing expenses; and (iii) higher expenses from the energy trading desk, due to higher energy prices being traded in the market.

Please see “Note 23 – General and Administrative Expenses” to our audited consolidated financial statements for further details.

Current and deferred income and social contribution taxes amounted to an expense of R$5,428 million for the year ended December 31, 2024, from an expense of R$5,823 million in the same period of 2023, mainly driven by the increase in other non-deductible expenses net of non-taxable income.

The managerial adjustments of tax effects, as mentioned in “net interest income,” amounted to R$5,781 million in current and deferred income and social contribution taxes for the year ended December 31, 2024, compared to R$4,855 million for the same period of 2023. Considering this fiscal effect, current and deferred income and social contribution taxes was R$11,209 million, an increase of R$531 million during this period.

Please see “Note 24 – Taxes” to our audited consolidated financial statements for further details.

Basis for Presentation of Segment Information

We maintain segment information based on reports used by senior management to assess the financial performance of our businesses and to make decisions regarding the allocation of funds for investment and other purposes.

These reports are prepared using a variety of information which we deem important for management purposes, including financial and non-financial information which differs from the information prepared in accordance with accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income and Return on Economic Capital allocated to each business segment.

However, the information by segment below has been prepared in accordance with accounting practices adopted in Brazil.

For more information on our segments, see “Item 4. Information on the Company” in our 2023 Form 20-F and “Note 30 – Segment Information” to our audited consolidated financial statements.

The table below sets forth the summarized consolidated statement of income from our operating segments for the year ended December 31, 2024:

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Summarized Consolidated Statement of Income from January 1, 2024 to December 31, 2024(1)	Retail Business (a)	Wholesale Business (b)	Activities with the Market + Corporation (c)	Total (a)+(b)+(c)	Adjustments	IFRS consolidated(2)
	(In millions of R$)
Operating revenues	101,057	58,014	9,887	168,958	(908)	168,050
Cost of Credit	(29,819)	(4,675)	-	(34,494)	2,183	(32,311)
Claims	(1,589)	(26)	-	(1,615)	1,615	-
Other operating income (expenses)	(48,552)	(21,248)	(2,541)	(72,341)	(15,842)	(88,183)
Income tax and social contribution	(5,482)	(10,502)	(1,879)	(17,863)	12,435	(5,428)
Non-controlling interest in subsidiaries	(491)	(650)	(101)	(1,242)	199	(1,043)
Net income	15,124	20,913	5,366	41,403	(318)	41,085
(1) The first three columns are our business segments. Additional information about each of our business segments can be found below under the headings "(a) Retail Business", "(b) Wholesale Business" and "(c) Activities with the Market + Corporation".
The adjustments column includes the following pro forma adjustments: (i) the recognition of the impact of capital allocation using a proprietary model; (ii) the use of funding and cost of capital at market prices, using certain managerial criteria; (iii) the exclusion of non-recurring events from our results; and (iv) the reclassification of the tax effects from hedging transactions we enter into for our investments abroad.
The IFRS consolidated column is the total result of our three segments plus adjustments.
(2) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

The following discussion should be read in conjunction with our audited consolidated financial statements, especially “Note 30 – Segment Information.” The adjustments column shown in this note shows the effects of the differences between the segmented results (substantially in accordance with BRGAAP) and those calculated according to the principles adopted in our audited consolidated financial statements in IFRS accounting standards as issued by the IASB.

(a)	Retail Business

This segment consists of business with retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies’ segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

The following table sets forth our summarized consolidated statement of income with respect to our Retail Business segment for the years ended December 31, 2024 and 2023:

Summarized Consolidated Statement of Income - Retail Business	For the year ended December 31,		Variation
	2024	2023	R$ million	%
	(In millions of R$)
Operating revenues	101,057	96,595	4,462	4.6
Interest margin	61,956	59,099	2,857	4.8
Non-interest income (1)	39,101	37,496	1,605	4.3
Cost of credit and claims	(31,408)	(33,626)	2,218	(6.6)
Other operating income (expenses)	(48,552)	(45,560)	(2,992)	6.6
Income tax and social contribution	(5,482)	(4,232)	(1,250)	29.5
Non-controlling interest in subsidiaries	(491)	(78)	(413)	529.5
Net income	15,124	13,099	2,025	15.5
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

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Net income from our Retail Business segment increased by 15.5%, to R$15,124 million for year ended Decembercome from our Retail Business segment increased by 15.5%, to R$15,124 million for year ended December 31, 2024, from R$13,099 million for the same period of 2023. These results are explained as follows:

o	Operating revenues: increased by R$4,462 million for the year ended December 31, 2024, compared to the same period of 2023, as a result of an increase of 4.8% in the interest margin, as a result of a higher average credit volume. Moreover, non-interest income increased by 4.3% in the year ended December 31, 2024, compared to the same period of 2023, caused by higher revenues from insurance products, caused by the increase in earned premiums, mainly in the following products: (i) life and personal accident, (ii) credit life, and (iii) protected card, in addition to higher revenue from the issuance of credit and debit cards.

o	Cost of credit and claims decreased by R$2,218 million for the year ended December 31, 2024, compared to the same period of 2023, as a result of the decreases in provisions for loan losses and in discounts granted, and the increase in the recovery of loans written off as losses.

o	Other operating expenses increased by R$2,992 million for the year ended December 31, 2024, compared to the same period of 2023, mainly due to the increase in expenses with (i) personnel, driven by the effects of our annual collective wage agreement and the increase in profit sharing expenses; (ii) third-party services; and (iii) data processing and depreciation and amortization.

o	Income tax and social contribution for the Retail Business, Wholesale Business and Activities with the Market + Corporation segments, is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each business segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above under “Net income attributable to owners of the parent company - Current and deferred income and social contribution taxes,” our current and deferred income and social contribution taxes increased due to a tax benefit from interest on capital.

(b) Wholesale Business

This segment consists of products and services offered to middle-market companies, high net worth clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

The following table sets forth our summarized consolidated statement of income with respect to our Wholesale Business segment for the years ended December 31, 2024 and 2023:

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Summarized Consolidated Statement of Income - Wholesale Business	For the year ended December 31,		Variation
	2024	2023	R$ million	%
	(In millions of R$)
Operating revenues	58,014	54,631	3,383	6.2
Interest margin	41,259	39,980	1,279	3.2
Non-interest income (1)	16,755	14,651	2,104	14.4
Cost of credit and claims	(4,701)	(4,825)	124	(2.6)
Other operating income (expenses)	(21,248)	(20,373)	(875)	4.3
Income tax and social contribution	(10,502)	(9,022)	(1,480)	16.4
Non-controlling interest in subsidiaries	(650)	(655)	5	(0.8)
Net income	20,913	19,756	1,157	5.9
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Wholesale Business segment increased by 5.9%, to R$20,913 million for the year ended December 31, 2024 from R$19,756 million for the same period of 2023. These results are explained as follows:

o	Operating revenues: increased by R$3,383 million, or 6.2%, for the year ended December 31, 2024 compared to the same period of 2023, as a result of an increase of 3.2% in the interest margin, driven by the higher average credit volume and the higher margin of liabilities recorded during the period. The 14.4% increase in non-interest income was driven by the increase in asset management fees and higher revenues from advisory services and brokerage, as a result of higher volumes of fixed income transactions. As of November 30, 2024, we participated in 408 local fixed-income transactions, which included debentures and promissory notes issuance, as well as securitizations, totaling R$130.2 billion in originated volume and R$67.4 billion in distribution, ranking first in originated volume and distribution pursuant to a ranking published by the Brazilian Financial and Capital Markets Association (Associação Brasileira das Entidades dos Mercados Financeiro e de Capitais, or ANBIMA). In the equity markets, we ranked first in number of operations, participating in 8 operations (not considering Block Trades), and first in terms of volume with R$2.3 billion, both in Dealogic´s ranking, as of December 31, 2024. We also provided financial advisory services for 43 M&A transactions in Brazil, totaling R$66.6 billion. As of December 31, 2024, we were ranked second place in number of M&A deals and in volume in Dealogic’s ranking and excluding proprietary operations we were ranked first place in number of M&A (39 transactions) and first place in terms of volume (R$ 65.2 billion).

o	Cost of credit and claims decreased by R$124 million for the year ended December 31, 2024 compared to the same period of 2023, as a result of lower provision for loan losses and discounts granted, partially offset by higher impairment charges on private securities in the Wholesale Business segment in Brazil.

o	Other operating expenses increased by R$875 million for the year ended December 31, 2024, compared to the same period of 2023, driven by an increase in expenses with (i) personnel, driven by the effects of our annual collective wage agreement and the increase in profit sharing expenses; (ii) third-party services; (iii) data processing; and (iv) depreciation and amortization.

o	Income tax and social contribution for our Wholesale Business, Retail Business and Activities with the Market + Corporation segments is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to a tax benefit from interest on capital.
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(c)       Activities with the Market + Corporation

This segment consists of results from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, treasury operating costs, and equity in earnings of companies not included in either of the other segments.

The following table sets forth our summarized consolidated statement of income with respect to our Activities with the Market + Corporation segment for the years ended December 31, 2024 and 2023:

Summarized Consolidated Statement of Income - Activities with the Market + Corporation	For the year ended December 31,		Variation
	2024	2023	R$ million	%
	(In millions of R$)
Operating revenues	9,887	5,572	4,315	77.4
Interest margin	9,232	5,019	4,213	83.9
Non-interest income (1)	655	553	102	18.4
Other operating income (expenses)	(2,541)	(1,864)	(677)	36.3
Income tax and social contribution	(1,879)	(935)	(944)	101.0
Non-controlling interest in subsidiaries	(101)	(10)	(91)	910.0
Net income	5,366	2,763	2,603	94.2
(1) Non-interest income include: commissions and banking fees; income from insurance and private pension operations before claim and selling expenses and other revenues.

Net income from the Activities with the Market + Corporation segment increased by R$2,603 million, or 94.2%, for the years ended December 31, 2024, compared to the same period of 2023. We recorded an increase of R$4,315 million in operating revenues, as a result of (i) higher remuneration of excess capital; (ii) higher income with interest on capital; and (iii) higher results from the banking desk due to their asset liability management.

o	Income tax and social contribution for our Activities with the Market + Corporation, Retail Business and Wholesale Business segments is calculated by adopting the full income tax rate, net of the tax effect of any payment of interest on capital. The difference between the income tax amount determined for each segment and the effective income tax amount, as stated in our audited consolidated financial statements, is recorded under the Activities with the Market + Corporation segment. As discussed above, our current and deferred income and social contribution taxes increased mainly due to an increase in income before tax and social contribution.

Balance Sheet

The table below sets forth our summarized balance sheet as of December 31, 2024 and 2023. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

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Summarized Balance Sheet - Assets	As of		Variation

	December 31, 2024	December 31, 2023	R$ million	%
	(In millions of R$)
Cash	36,127	32,001	4,126	12.9
Financial assets at amortized cost	1,912,804	1,686,225	226,579	13.4
Central Bank of Brazil deposits	160,698	145,404	15,294	10.5
Interbank deposits, securities purchased under agreements to resell and securities at amortized cost	637,658	550,071	87,587	15.9
Loan and lease operations	1,025,493	910,590	114,903	12.6
Other financial assets	136,713	127,699	9,014	7.1
(-) Provision for Expected Loss	(47,758)	(47,539)	(219)	0.5
Financial assets at fair value through other comprehensive income	106,303	130,039	(23,736)	(18.3)
Financial assets at fair value through profit or loss	654,194	568,354	85,840	15.1
Insurance contracts, Investments in associates and join ventures, Fixed assets, Goodwill and Intangible assets and other assets	72,394	61,960	10,434	16.8
Tax assets	72,653	64,521	8,132	12.6
Total assets	2,854,475	2,543,100	311,375	12.2

Total assets increased by R$311,375 million, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase in financial assets at amortized cost and in financial assets at fair value through profit or loss. This result is further described below:

Financial assets at amortized cost increased by R$226,579 million, or 13.4%, as of December 31, 2024, compared to December 31, 2023, mainly due to increases in (i) our loan and lease operations; (ii) interbank deposits, securities purchased under agreements to resell and securities at amortized cost; (iii) Central Bank of Brazil deposits; and (iv) other financial assets.

Interbank deposits, securities purchased under agreements to resell, securities at amortized cost increased by R$87,587 million, or 15.9%, as of December 31, 2024 compared to December 31, 2023, mainly due to an increase of (i) R$66,764 million in securities, mainly in corporate securities, especially in rural product notes (Cédula do Produtor Rural) and debentures; (ii) R$15,924 million in interbank deposits; and (iii) R$4,899 million in securities purchased under agreements to resell.

Please see “Note 4 - Interbank Deposits and Securities Purchased Under Agreements to Resell”, “Note 9 - Financial assets at amortized cost – Securities” to our audited consolidated financial statements for further details.

Loan and lease operations increased by R$114,903 million, or 12.6%, as of December 31, 2024, compared to December 31, 2023, mainly due to the increases of (i) R$36,484 million in foreign loans – Latin America, as a result of the impact of foreign exchange variation; (ii) R$28,958 million in our individuals loan portfolio, especially due to increases of (a) R$12,750 million in mortgage loans; (b) R$6,731 million in credit card; and (c) R$5,112 million in personal loans; (iii) R$25,082 million in micro/small and medium companies; and (iv) R$24,379 million in corporate loans.

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Loan and Lease Operations, by asset type	As of		Variation

	December 31, 2024	December 31, 2023	R$ million	%
	(In millions of R$)
Individuals	445,574	416,616	28,958	7.0
Credit card	143,048	136,317	6,731	4.9
Personal loan	66,104	60,992	5,112	8.4
Payroll loans	74,524	73,472	1,052	1.4
Vehicles	36,637	33,324	3,313	9.9
Mortgage loans	125,261	112,511	12,750	11.3
Corporate	160,840	136,461	24,379	17.9
Micro/Small and Medium companies	194,192	169,110	25,082	14.8
Foreign Loans - Latin America	224,887	188,403	36,484	19.4
Total Loans and lease operations	1,025,493	910,590	114,903	12.6

Please see “Note 10 – Loan and Lease Operations” to our audited consolidated financial statements for further details.

The table below sets forth our summarized balance sheet – liabilities and stockholders’ equity as of December 31, 2024 and 2023. Please see our audited consolidated financial statements for further details about our Consolidated Balance Sheet.

Summarized Balance Sheet - Liabilities and Stockholders' Equity	As of		Variation

	December 31, 2024	December 31, 2023	R$ million	%
	(In millions of R$)
Financial Liabilities	2,239,979	2,001,691	238,288	11.9
At Amortized Cost	2,148,776	1,944,162	204,614	10.5
Deposits	1,054,741	951,352	103,389	10.9
Securities sold under repurchase agreements	388,787	362,786	26,001	7.2
Interbank market funds, Institutional market funds and other financial liabilities	705,248	630,024	75,224	11.9
At Fair Value Through Profit or Loss	86,275	53,331	32,944	61.8
Provision for Expected Loss	4,928	4,198	730	17.4
Insurance contracts and private pension	306,899	271,546	35,353	13.0
Provisions	19,209	19,744	(535)	(2.7)
Tax liabilities	11,345	9,202	2,143	23.3
Other liabilities	55,759	41,867	13,892	33.2
Total liabilities	2,633,191	2,344,050	289,141	12.3
Total stockholders’ equity attributed to the owners of the parent company	211,090	190,177	20,913	11.0
Non-controlling interests	10,194	8,873	1,321	14.9
Total stockholders’ equity	221,284	199,050	22,234	11.2
Total liabilities and stockholders' equity	2,854,475	2,543,100	311,375	12.2

Total liabilities and stockholders’ equity increased by R$311,375 million, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase in financial liabilities at amortized cost. These results are detailed as follows:

Deposits increased by R$103,389 million, or 10.9%, as of December 31, 2024, compared to December 31, 2023, mainly due to an increase of R$78,785 million in time deposits, as a result of our commercial strategy to focus on this product in the Retail Business segment and higher demand for fixed income products.

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Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details.

Securities sold under repurchase agreements increased by R$26,001 million, or 7.2%, as of December 31, 2024 compared to December 31, 2023, mainly due to an increase of R$25,418 million in right to sell or repledge the collateral.

Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” to our audited consolidated financial statements for further details.

Interbank market funds, institutional market funds and other financial liabilities increased by R$75,224 million, or 11.9%, as of December 31, 2024 compared to December 31, 2023, mainly due to increases of (i) R$43,649 million in interbank market funds, especially in import and export financing; and (ii) R$20,956 million in institutional market funds, especially in foreign loans through securities.

Please see “Note 17 – Securities Sold Under Repurchase Agreements and Interbank and Institutional Market Funds” and “Note 18 – Other assets and liabilities” to our audited consolidated financial statements for further details.

Insurance contracts and private pension increased by R$35,353 million, or 13.0%, as of December 31, 2024 compared to December 31, 2023, mainly due to the update of private pension contracts known as Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL), as a result of the performance of the funds as a result of an increase in the index used to adjust private pension contracts and the higher portability volume.

Funding

The chart below presents historical data on the ratio between our loan portfolio and funding from December 31, 2023 to December 31, 2024:

(1) Includes demand, savings and time deposits plus debentures, mortgage-backed notes, onlending, borrowings, funds from acceptance and issuance of securities abroad, net of reserve requirements and available funds; (2) Gross funding, ex-deductions of reserve requirements and cash and cash equivalents; (3) The loan portfolio balance does not include financial guarantees provided and corporate securities.

Capital Management

Capital Adequacy

Through our ICAAP, we assess the adequacy of our capital to face the risks to which we are subject. For ICAAP, capital is composed of regulatory capital for credit, market and operational risks, and by the necessary capital to cover other risks.

In order to ensure our capital soundness and availability to support business growth, we maintain capital levels above the minimum requirements, according to the Common Equity Tier I, Additional Tier I Capital and Tier II minimum ratios.

Our Total Capital, Tier I Capital and Common Equity Tier I Capital ratios are calculated on a consolidated basis, applied to institutions included in our Prudential Conglomerate which comprises not only financial institutions but also consortium administrators (administradoras de consórcios), payment institutions (instituições de pagamento), factoring companies or companies that directly or indirectly assume credit risk, and investment funds in which we retain substantially all risks and rewards.

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As of December 31, 2024, our Total Capital reached R$227,602 million, an increase of R$20,740 million compared to December 31, 2023. Our Basel Ratio (calculated as the ratio between our Total Capital and the total amount of RWA) reached 16.5% as of December 31, 2024, a decrease of 50 basis points compared to 17.0% as of December 31, 2023, as a result of repurchases of debts that make up Tier I and II capital.

Additionally, the Fixed Assets Ratio (Índice de Imobilização) indicates the level of total capital committed to adjusted permanent assets. Itaú Unibanco Holding is within the maximum limit of 50% of the adjusted total capital, as established by the Central Bank. As of December 31, 2024, our Fixed Assets Ratio reached 18.5%, representing a buffer of R$71,704 million. The leverage ratio reached 7.4% on December 31, 2024, remaining stable compared to December 31, 2023.

On December 31, 2024, our Tier I Capital ratio reached 15.0%, consisting of 13.7% Common Equity Tier I and of 1.3% Additional Tier I. Our Tier I Capital ratio decreased 0.2 percentage points in relation to September 30, 2024, mainly due to repurchases of debts that composed capital.

Please see “Note 32 – Risk and Capital Management” of our audited consolidated financial statements for further details about regulatory capital.

Liquidity Ratios

The Basel III Framework introduced global liquidity standards, providing for minimum liquidity requirements and aims to ensure that banks can rely on their own sources of liquidity, leaving central banks as a lender of last resort. Basel III provides for two liquidity ratios to ensure that financial institutions have sufficient liquidity to meet their short-term and long-term obligations: (i) the liquidity coverage ratio, or LCR, and (ii) the net stable funding ratio, or NSFR.

We believe that the LCR and NSFR provide more relevant information than an analysis of summarized cash flows.

We present below a discussion of our LCR for the average of the three-month period ended on December 31, 2024, and our NSFR as of December 31, 2024.

Liquidity Coverage Ratio

The LCR measures the short-term resistance of a bank’s liquidity risk profile. It is the ratio of the stock of high-quality liquid assets to expected net cash outflows over the next 30 days, assuming a scenario of idiosyncratic or systemic liquidity stress.

We calculate our LCR according to the methodology established in Central Bank Circular No. 3,749/2015. We measure our total high liquidity assets for the end of each period to cash outflows and inflows as the daily average value for each period. Pursuant to Central Bank regulations, effective as of January 1, 2019, the minimum LCR is 100%.

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The following table presents our liquidity coverage ratio for the three-month periods ended December 31, 2024 and 2023:

	Three-month period ended December 31,
Liquidity Coverage Ratio	2024	2023
	Total Weighted Value (average)
	(In millions of R$)
Total High Liquidity Assets (HQLA)[1]	362,609	371,763
Cash Outflows[2]	409,051	384,959
Cash Inflows[3]	245,188	191,181
Total Net Cash Outflows	163,863	193,779
LCR%	221.3%	191.8%
(1) High Quality Liquidity Assets correspond to inventories, in some cases weighted by a discount factor, of assets that remain liquid in the market even in periods of stress, that can easily be converted into cash and that are classified as low risk.
(2) Outflows — total potential cash outflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.
(3) Inflows — total potential cash inflows for a 30-day horizon, calculated for a standard stress scenario as defined by BACEN Circular 3,749.

Our average LCR as of December 31, 2024 was 221.3% and, accordingly, above Central Bank requirements.

Net Stable Funding Ratio

The NSFR measures long-term liquidity risk. It is the ratio of available stable funding to required stable funding over a one-year time period, assuming a stressed scenario.

We calculate our NSFR according to the methodology established in Central Bank Circular No. 3,869/2017. The NSFR corresponds to the ratio of our available stable funds for the end of each period (recursos estáveis disponíveis, or ASF) to our required stable funds for the end of each period (recursos estáveis requeridos, or RSF).

Pursuant to Central Bank regulations, effective as of October 1, 2018, the minimum NSFR is 100%.

The following table presents our net stable funding ratio as of December 31, 2024 and 2023:

	As of December 31,
Net Stable Funding Ratio	2024	2023
	Total Ajusted Value
	(In millions of R$)
Total Available Stable Funding (ASF)¹	1,375,854	1,246,214
Total Required Stable Funding (RSF)²	1,127,870	982,376
NSFR (%)	122.0%	126.9%
(1) ASF – Available Stable Funding – refers to liabilities and equity weighted by a discount factor according to their stability, pursuant to Central Bank Circular 3,869/2017.
(2) RSF – Required Stable Funding – refers to assets and off-balance exposures weighted by a discount factor to their necessity, pursuant to Central Bank Circular 3,869/2017.

As of December 31, 2024, our ASF totaled R$1,375.9 billion, mainly due to capital and Retail Business and Wholesale Business funding, and our RSF totaled R$1,127.9 billion, particularly due to loans and financings with Wholesale Business and Retail Business customers, central governments and transactions with central banks.

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As of December 31, 2024, our NSFR was 122.0% and, accordingly, above Central Bank requirements.

Liquidity and Capital Resources

We define our consolidated group operational liquidity reserve as the total amount of assets that can be rapidly turned into cash, based on local market practices and legal restrictions. The operational liquidity reserve generally includes: (i) cash and deposits on demand; (ii) funded positions of securities purchased under agreements to resell; and (iii) unencumbered government securities.

The following table presents our operational liquidity reserve as of December 31, 2024 and 2023:

Operational Liquidity Reserve	As of December 31,		2024 Average Balance(1)
	2024	2023
	(In millions of R$)
Cash	36,127	32,001	35,550
Securities purchased under agreements to resell – Funded position (2)	50,461	58,714	71,185
Unencumbered government securities (3)	154,526	147,861	142,177
Operational reserve	241,114	238,576	248,912
(1) Average calculated based on audited consolidated financial statements.
(2) Net of R$7,031 (R$9,008 at 12/31/2023), which securities are restricted to guarantee transactions at B3 S.A.—Brasil, Bolsa Balcão (B3) and the Central Bank.
(3) Present values are included as a result of the change in the reporting of future flows of assets that are now reported as future value as of September 2016.

Our main sources of funding are interest-bearing deposits, deposits received under repurchase agreements, on lending from government financial institutions, lines of credit with foreign banks and the issuance of securities abroad.

Please see “Note 15 – Deposits” to our audited consolidated financial statements for further details about funding.

Capital Expenditures

In accordance with our practice in the last few years, our capital expenditures in the year ended December 31, 2024 were funded with internal resources. We cannot provide assurance that we will make capital expenditures in the future and, if made, that the amounts will correspond to the current estimates. The table below shows our capital expenditures for the years ended December 31, 2024 and 2023:

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	For the year ended December 31,
Capital Expenditures	2024	2023
	(In millions of R$, except percentages)
Fixed Assets	1,833	3,815
Fixed assets under construction	1,112	1,277
Land and buildings	6	1,510
Leasehold improvements	105	57
Installations, furniture and data processing equipment	546	942
Other	64	29
Intangible Assets	5,535	5,376
Goodwill	135	603
Software acquired or internally developed	4,537	4,086
Other intangibles	863	687
Total	7,368	9,191

Please see “Note 13 – Fixed Assets” and “Note 14 – Goodwill and Intangible Assets” to our audited consolidated financial statements for details about our capital expenditures.

Capitalization

The table below presents our capitalization as of December 31, 2024. The information described is derived from our audited consolidated financial statements. As of the date of this Form 6-K, there has been no material change in our capitalization since December 31, 2024.

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Capitalization	As of December 31, 2024
	R$	US$ (1)
	(In millions, except percentages)
Current liabilities
Deposits	526,152	91,049
Securities sold under repurchase agreements	345,633	59,811
Structured notes	-	-
Derivatives	40,580	7,022
Interbank market funds	218,138	37,748
Institutional market funds	17,033	2,947
Other financial liabilities	188,877	32,685
lnsurance contracts and private pension	631	109
Provisions	5,093	881
Income tax and social contribution - current	4,364	755
Other Non-financial liabilities	49,387	8,546
Total	1,395,888	241,553
Long-term liabilities
Deposits	528,589	91,470
Securities sold under repurchase agreements	43,154	7,468
Structured notes	318	55
Derivatives	44,833	7,758
Interbank market funds	154,156	26,676
Institutional market funds	123,514	21,374
Other financial liabilities	4,074	705
lnsurance contracts and private pension	306,268	52,999
Provision for Expected Loss	4,928	853
Provisions	14,116	2,443
Other tax liabilities	6,378	1,104
Other Non-financial liabilities	6,372	1,103
Total	1,236,700	214,006
Income tax and social contribution - deferred	603	104
Non-controlling interests	10,194	1,764
Stockholders’ equity attributed to the owners of the parent company (2)	211,090	36,528
Total capitalization (3)	2,854,475	493,956
BIS ratio (4)	16.5%
(1) Convenience translation at 5.7788 reais per U.S. dollar, the exchange rate in effect on February 11, 2025.
(2) Itaú Unibanco Holding’s authorized and outstanding share capital consists of 4,958,290,359 common shares and 4,817,814,156 preferred shares, all of which are fully paid. For more information regarding our share capital see Note 19 to our audited consolidated financial statements as of and for the period ended December 31, 2024.
(3) Total capitalization corresponds to the sum of total current liabilities, long-term liabilities, deferred income, minority interest in subsidiaries and stockholders’ equity.
(4) Calculated by dividing total regulatory capital by risk weight assets.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements, other than the guarantees, financial guarantees, commitments to be released, letters of credit to be released and contractual commitments that are described in “Note 13 – Fixed assets,” “Note 14 – Goodwill and Intangible assets,” “Note 32 – Risk and Capital Management, I.I – Collateral and policies for mitigating credit risk” and “Note 32 – Risk and Capital Management – I.IV – Maximum Exposure of Financial Assets to Credit Risk” to our audited consolidated financial statements.

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REGULATORY RECENT DEVELOPMENTS

We are subject to the regulation and supervision of various regulatory entities in the segments we operate. The supervision of these entities is essential to the structure of our business and directly impacts our growth strategies. Our 2023 Form 20-F contains disclosure of the regulations and supervision of various regulatory entities to which we are subject in “Item 4B. Business Overview - Supervision and Regulation.”

We describe below the material regulatory developments applicable to us that took place from the date of the filing of our 2023 Form 20-F and through the date of this Form 6-K.

Consumer Protection

On July 1, 2024, Law No. 14,905 of 2024 was published. This law introduces significant changes to the Brazilian Civil Code regarding monetary restatement and interest accrual in cases of default. It allows parties to freely set the monetary restatement index and interest rates in contracts, subject to legal limits, with the IPCA being used as a default for restatement and SELIC rate minus the applicable index for statutory interest. The law also that mandates the Central Bank provides a public tool to simulate statutory interest rates and clarifies that Decree No. 22,626 dated April 7, 1933 (the “Usury Law”) does not apply to certain obligations outside the SFN, such as transactions between legal entities, debt instruments, and those involving financial institutions. These provisions of the law came into force on August 30, 2024.

Credit Derivatives

On August 22, 2024, the CMN issued Resolution No. 5,166, which updates the regulations for issuing Structured Operations Certificates, or COEs, by financial institutions, and Resolution No. 5,167, which expands the list of credit events recognized in credit derivative transactions. Resolution No. 5,167 enhances the credit derivative framework, enabling institutions to manage risks, thus promoting greater use in the Brazilian market; while Resolution No. 5,166 introduces a new COE tied to credit risk, requiring returns based on protection against credit events and market value fluctuations. Both align with international practices and allow self-regulatory entities to define new credit events. These resolutions came into effect on September 2, 2024.

Regulation on Payment Agents and Payment Arrangements

In 2024, the Central Bank proposed two public consultations regarding structural regulatory changes on relevant topics to the payments market: banking as a service and improvement in the management of financial risks in the credit card payment arrangement. In respect of banking as a service, on October 31, 2024, the Central Bank announced Public Consultation No. 108, which aims to establish the regulatory framework for banking as a service activities and products and to mitigate risks related to transparency, standards of conduct, prevention of money laundering and terrorist financing, internal controls, and accountability for the services provided. In relation to credit card payment arrangements, on September 2, 2024, the Central Bank launched Public Consultation No. 104 to develop regulations aimed at strengthening centralized risk management frameworks within Brazil’s payments system and focusing on enhancing and standardizing risk management practices across payment networks. It is expected that a new regulation will be adopted in the course of 2025, bringing clearer stronger provisions for regulating the payment market.

DREX, Real Digital

On April 27, 2023, the Central Bank issued Resolution No. 315, which establishes formal rules applicable to the pilot of the former “Real Digital”, now called “Drex”, and institutes the Executive Management Committee of the “Real Digital” platform (now called “Drex” platform). Resolution No. 315 provides that a select group of financial institutions subject to Central Bank supervision who have the capacity to test (based on their corresponding business model) transactions involving the issuance, redemption or transfer of financial assets, as well as to execute the simulation of financial flows resulting from trading events when applicable to financial assets subject to the test, would be allowed to participate in the pilot. On May 25, 2023, the Central Bank published a list of 14 selected participants, including us. The Central Bank began incorporating participants into the Drex pilot platform in June 2023.

Resolution No. 315 was amended by Resolution No. 382 on May 22, 2024, and based on that, the Central Bank published the second phase of Drex pilot project. On September 23, 2024, the Central Bank disclosed a list of 13 selected projects, which included a project that will be developed by Itaú, Bradesco and Banco do Brasil relating to the use of Bank Deposit Certificates as collateral in loans.

24

Recent Developments on Prudential Regulation

On April 26, 2023, the Central Bank issued Resolution No. 313, which came into effect in July 2024 and addresses the second phase of the Central Bank’s market risk framework (Fundamental Review of the Trading Book or “FRTB”). This resolution establishes the procedures for the daily calculation, using a standardized approach, of the portion of risk-weighted assets (RWA) related to the calculation of the capital required for exposures to the credit risk of financial instruments classified in the trading book (RWADRC). The changes provided by the resolution include the separation of the calculation of capital requirement for exposures subject to credit risk in the trading book from those classified in the banking book. This separation enables the elimination of exposure protected by credit derivatives and encourages institutions to incorporate hedging mechanisms into their portfolios to reduce effective exposure to risk.

In respect of operational risk, the Central Bank issued Resolution No. 356, on November 28, 2023, which came into effect by January 2025 and will be implemented gradually until 2028, softening its impact on the capital requirements of supervised entities. This resolution replaces the three calculation methodologies for required capital for risk-weighted assets (RWAOPAD) currently in use (BIA, ASA and ASA2), with a single, more robust and risk-sensitive method, including an internal loss component that modulates the capital required.

On September 24, 2024, the Central Bank launched Public Consultation 106 to introduce the minimum leverage ratio requirement on individual or sub-consolidated basis, in the case where there is free transfer of resources between the entities on the same prudential conglomerate, as well as applying minimum limits for the Liquidity Covered Ratio (“LCR”) on a sub-consolidated basis, adapting national regulation to Basel III standards.

Additionally, the CMN issued Resolution No. 5,187, which establishes requirements for the planning and resolution processes of institutions under the supervision of the Central Bank. Pursuant to this resolution, financial institutions, including us, must prepare the Recovery and Organized Exit Plan (“PRSO”), which is designed to contribute to the solidity, stability and regular functioning of the National Financial System.

On December 23, 2024, the CMN and the Central Bank issued CMN Resolution No. 5,199 and Central Bank Resolution No. 448 to establish a transition schedule to incorporate the impacts on regulatory capital due to the new provisioning model set forth under those rules and by based on IFRS9 (CMN Resolution No. 4,966). This transition schedule aligns with the Basel Committee on Banking Supervision recommendations, which allow jurisdictions to phase in the effects on regulatory capital resulting from increased provisions following the adoption of IFRS9. The approved regulation partially restores regulatory capital that may have been reduced due to the shift to the new provisioning model. Details on the implementation will be communicated in due course and the rules came into force on January 1, 2025.

Regulations on ESG Requirements Applicable to Financial Institutions

On November 21, 2024, the CMN issued Resolution No. 5,185, requiring larger financial institutions, including us, to prepare and disclose a sustainability report along with their financial statements, starting in 2026. The report must adhere to international standards (IFRS S1 and S2) and Brazilian sustainability pronouncements. This requirement also applies to institutions that voluntarily publish consolidated financial statements, and the report must be audited by an independent auditor. The resolution, effective from January 1, 2025, allows early adoption, with a 2028 deadline for institutions in the S3 segment and others voluntarily publishing their consolidated statements. As of the date of this Form 6-K, we have not implemented these changes yet.

Foreign Exchange Transactions and Non-Resident Accounts

The Brazilian Constitution allows foreign individuals or companies to invest in the voting shares of financial institutions based in Brazil only if they have specific authorization from the Brazilian government, declaring that the participation of foreign capital is in the interest of the Brazilian government by means of a presidential decree, pursuant

25

to article 52 of the Act of Transitional Constitutional Provisions. On September 26, 2019, the Brazilian government published Decree No. 10,029, delegating to the Central Bank the power to recognize the government’s interest in the viability of investment operations. On January 22, 2020, the Central Bank issued Circular No. 3,977/20, which recognizes the shareholding in the capital of financial institutions headquartered in Brazil, of natural persons or legal entities resident or domiciled abroad, as of interest to the Brazilian government, provided that the requirements provided for in the Central Bank regulations are met.

Accordingly, the analysis of the capital composition of financial institutions is performed for foreign shareholders in the same way that it is performed for Brazilian shareholders. Any investment in common shares would be dependent on the Central Bank's authorization. Foreign investors that do not comply with the requirements and procedures laid down in the regulations of the Central Bank may acquire publicly traded non-voting shares of financial institutions based in Brazil or depositary receipts representing non-voting shares offered abroad. Foreign investments in Brazil shall be registered with the Central Bank and/or the CVM, as applicable, subject to the restrictions and requirements set forth in the local regulation. For over 25 years, we have been trading ADRs for our preferred shares in the U.S. market. Foreign interest in our share voting capital is currently limited to 30% (thirty percent).

On February 7, 2022, the CVM issued Resolution No. 64, which exempts non-resident individual investors from the specific registration requirement with the CVM, provided that their representatives (who must register with the CVM prior to the non-resident investor operating in Brazil, through the filing of an application) send information about the investor, as required by the CVM, through CVM’s electronic systems.

On December 3, 2024, the Central Bank and the CVM issued Joint Resolution No. 13 (“Joint Resolution No. 13”), which facilitates the entry of foreign investors in the Brazilian financial and capital markets. The rule introduced the possibility for foreign investors of making investments in local currency with funds held in foreign bank accounts of the non-resident investor, or with bills of payment denominated in reais but issued abroad, without the need of converting these availabilities into portfolio investments by means of the execution of a simultaneous and symbolic FX transaction, which was previously required under CMN Resolution No. 4,373, as well as the possibility of the foreign investor making an investment directly from a nonresident checking or payment account in reais opened with a local financial or payment institution. Reporting and local representation requirements applicable to this type of investment were also simplified.

Insurance Regulation

The insurance business in Brazil is regulated by CNSP and SUSEP. Insurance companies require SUSEP approval to offer their products. Insurance companies in Brazil may offer all types of insurance (except for workers’ compensation insurance) directly to clients or through qualified brokers.

Insurance companies must set aside reserves to be invested in specific types of securities. As a result, insurance companies are among the main investors in the Brazilian securities market and subject to CMN regulations regarding the investment of technical reserves.

In the event that an insurance company is declared bankrupt, the insurance company will be subject to a special procedure administered by SUSEP or by ANS. If an insurance company is declared bankrupt and (i) its assets are not sufficient to guarantee at least half of the unsecured credits or (ii) procedures relating to acts that may be considered bankruptcy-related crimes are in place, the insurance company will be subject to ordinary bankruptcy procedures.

There is currently no restriction on foreign investments in insurance companies in Brazil.

Brazilian legislation establishes that insurance companies must buy reinsurance to the extent their liabilities exceed their technical limits under CNSP and SUSEP rules, and reinsurance contracts may be entered into through a direct negotiation between the insurance and reinsurance companies or through a reinsurance broker authorized to operate in Brazil.

26

On December 10, 2024, the new Law No. 15.040/2024 was published, establishing private insurance rules, repealing the previous provisions of the Brazilian Civil Code and amending Decree No. 73/1966. The new law aims to ensure that insurers protect the legitimate interests of policyholders and beneficiaries against predetermined risks by paying a premium. The main points of the law include (i) strengthening transparency in contractual relationships; (ii) adjustments in claims regulation; and (iii) the need for prior authorization from SUSEP for the partial or total transfer of the insurance portfolio. The Law will come into force in December 2025.

Also, on January 15, 2025, Law No. 213/2025 was published providing complimentary changes on Decree No 73/1966, including provisions regarding administrative sanctioning proceedings, cease-and-desist commitments (termos de compromisso) and legal authorization to insurance unions (cooperativas de seguro) and mutual associations.

Real Estate as Credit Operations Guarantees

On December 19, 2024, the CMN issued CMN Resolution No. 5,197, which amends CMN Resolution No. 4,646 of July 31, 2018 to update definitions and establish innovations for credit transactions, including the possibility of using property as collateral in more than one real estate credit operation and deals with members of the Brazilian Savings and Loan System, or SBPE, the Housing Finance System, or SFH, and the Real Estate Financing System, or SFI. This change is established pursuant to Law No. 14,711, known as the Legal Framework for Guarantees. In addition to establishing the general conditions and criteria for the contracting of real estate financing by financial institutions such as us, the rule also regulates the allocation of funds raised in savings to real estate credit operations and establishes the criteria for contracting such operations. CMN Resolution No. 5.197 will come into force on July 1, 2025.

Brazil Implementation of Pillar 2 Regulations

Brazil has implemented Pillar 2 regulations under the OECD’s Global Rules Against Base Erosion (“GloBE”). Law No. 15,079, published on December 30, 2024, created an additional social contribution on net profits, which is based on the qualified domestic minimum top-up tax (QDMTT) rule. This law is further regulated by Normative Ruling No 2,228, published on October 3, 2024.

The new rules take effect on January 1, 2025, and taxpayers may apply transitional safe-harbor provisions in 2025 and 2026. Consistent with OECD’s model rules, if applicable, the additional CSLL rate is determined by the difference between the global minimum tax rate of 15% and the effective tax rate for GloBE profits of the taxpayer.

Taxpayers with an effective tax rate for GloBE profits below 15%, will be subject to an additional CSLL adjustment, which may increase their tax burden in accordance with the provisions of Law No. 15,079.

27

CHANGES TO OUR 2023 FORM 20-F

The information is deemed included in “Item 3. Key Information—Risk Factors—Macroeconomic and Geopolitical Risks” of our 2023 Form 20-F.

Any downgrade in Brazil’s Credit Rating May Adversely Affect Us

Credit ratings affect investors’ perceptions of risk and, as a result, the yields required on debt issuances in the financial markets. Rating agencies regularly evaluate Brazil and its sovereign ratings, taking into account several factors including macroeconomic trends, fiscal and budgetary conditions, indebtedness, and the prospect of change in these factors. Since 2020, Moody’s Ratings had been reaffirming Brazil’s long-term foreign currency sovereign credit rating at Ba2, maintaining the stable outlook. On October 1, 2024, Brazil’s rating was upgraded to Ba1 with a positive outlook. As of the date of this Form 6-K, Brazil’s sovereign credit ratings were (i) BB with a stable outlook by S&P, (ii) Ba1 with a positive outlook by Moody’s, and (iii) BB with stable outlook by Fitch, which is below investment grade. Any downgrading in Brazil’s sovereign credit ratings may increase the perception of risk of investors and, as a result, adversely affect the price of securities issued by Brazilian companies, including us, adversely affecting our rating.

28

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2025

Itaú Unibanco Holding S.A.

By: /s/ Renato Lulia Jacob
Name: Renato Lulia Jacob
Title: Group Head of Corporate Strategy, Investor Relations and Corporate Development

By: /s/ Gustavo Lopes Rodrigues
Name: Gustavo Lopes Rodrigues
Title: Investor Relations Officer

29

FINANCIAL STATEMENTS

30

www.pwc.com.br

(A free translation of the original in Portuguese)

Itaú Unibanco Holding S.A.

Consolidated financial statements at December 31, 2024 and independent auditor's report

(A free translation of the original in Portuguese)

Independent auditor's report

To the Board of Directors and Stockholders
Itaú Unibanco Holding S.A.

Opinion

We have audited the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. ("Bank") and its subsidiaries, which comprise the consolidated balance sheet as at December 31, 2024 and the consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for the year then ended, and notes to the financial statements, including material accounting policies and other explanatory information.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Bank and its subsidiaries as at December 31, 2024, the consolidated financial performance and the consolidated cash flows for the year then ended, in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing. Our responsibilities under those standards are described in the "Auditor's responsibilities for the audit of the consolidated financial statements" section of our report. We are independent of the Bank and its subsidiaries in accordance with the ethical requirements established in the Code of Professional Ethics and Professional Standards issued by the Brazilian Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key Audit Matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current year. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Matters
Why it is a Key Audit Matter
How the matter was addressed

PricewaterhouseCoopers Auditores Independentes Ltda., Avenida Brigadeiro Faria Lima, 3732, Edifício B32, 16º, São Paulo, SP, Brasil, 04538-132
T: +55 (11) 4004-8000, www.pwc.com.br

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit

Measurement of financial assets and liabilities and provision for expected loss in accordance with IFRS 9 - Financial Instruments (Notes 2(c)IV, 2(c)IV.I, 2(c)IV.III, 4 to 10 and 28)

The provision for expected loss continued to be an area of focus in our audit, as it involves Management's judgment in determining the necessary provision through the application of methodology and processes that use certain assumptions, including, among others, prospective information, and criteria for determining a significant increase or decrease in credit risk.

Furthermore, management regularly reviews the judgments and estimates used in determining the provision for expected loss.

The financial instruments measured at fair value include operations with low liquidity and/or no active market, substantially comprised of securities issued by companies and by derivative contracts. The fair value measurement of these financial instruments involves subjectivity, since it depends on valuation techniques performed based on internal models which involve Management's assumptions for their fair valuation.

Additionally, obtaining market data can be complex, especially in times of high volatility, as well as in situations where observable prices or market parameters are not available.

These matters continued to be an area of focus of our audit for the year ended December 31, 2024, due to their relevance and degree of subjectivity, as mentioned above.

We confirmed our understanding of the process for measuring the provision for expected loss and of financial assets and liabilities in accordance with IFRS 9.

Regarding the methodology for provision for expected loss, we performed a number of audit procedures substantially related to: (i) analysis of management's accounting policies in comparison with IFRS 9 requirements; (ii) testing of controls related to the measurement of the provision for expected loss, which considers data, models and assumptions adopted by Management; (iii) tests on the models, including their approval and validation of assumptions adopted to determine the estimated losses and recoveries.

In addition, we performed tests on Management's documentation related to guarantees, credit renegotiations, the counterparty risk assessment, payment delays, and other aspects that could result in a significant increase of the credit risk, as well as the classification of operations in their proper stages, pursuant to IFRS 9; (iv) testing of data inputs for the models and, where available, comparing certain data and assumptions with market information; and (v) analysis over Management's disclosures in the financial statements in compliance with the requirements of IFRS 7 - Financial Instruments: Disclosures and IFRS 9.

We consider that the criteria and assumptions adopted by Management in determining and recording the provision for expected loss disclosed in the financial statements are consistent with the information analyzed in our audit.

Regarding the measurement of financial assets and financial liabilities, we applied the following main audit procedures: i) analysis of Management's accounting policies in comparison with IFRS 9 requirements; ii) update our understanding of the valuation methodology used for these financial instruments and the main

3

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
	assumptions used by Management, as well as comparing them with independent methodologies and assumptions. We performed, on a sample basis, the recalculation of the valuation of certain operations and analyzed the consistency of such methodologies with those applied in prior periods. We considered that the criteria and assumptions adopted by Management to measure the fair value of these financial instrument's disclosed in the accompanying notes to the Financial Statements are consistent with the information analyzed in our audit.
Information Technology environment	
The Bank and its subsidiaries rely on their technology structure to process their operations and prepare their financial statements. Technology represents a fundamental aspect on the evolution of the Bank and its subsidiaries' business, and over the last years, significant short and long-term investments have been made in the Information Technology systems and processes. The technology structure, therefore, is comprised of more than one environment with different processes and segregated controls. The lack of adequacy of the general controls of the technology environment and of the controls that depend on technology systems may result in the incorrect processing of critical information used to prepare the financial statements, as well as risks related to information security and cybersecurity. Accordingly, this continued as an area of focus in our audit.	As part of our audit procedures, with the support of our specialists, we updated our assessment on the Information Technology environment, including the automated controls of the application systems that are significant for the preparation of the financial statements. The procedures we performed comprised the combination of tests of the design and effectiveness of the relevant controls, as well as the performance of tests related to the information security, including the access management control, change management and monitoring the operating capacity of the technology infrastructure. The audit procedures applied resulted in appropriate evidence that was considered in determining the nature, timing, and extent of other audit procedures.
Provisions and contingent liabilities (Notes 2(c) XII and 29)	
The Bank and its subsidiaries record and/or diclose provisions and contingent liabilities mainly arising from judicial and administrative proceedings, inherent to the normal course of their business, filed by third parties, former employees, and public agencies, involving civil, labor, tax, and social security matters.	We confirmed our understanding and tested the design, and the effectiveness of the main controls used to identify, assess, monitor, measure, record, and disclose the provision and contingent liabilities, including the totality and the integrity of the database.

4

Itaú Unibanco Holding S.A.

Why it is a Key Audit Matter	How the matter was addressed in the audit
In general, the settlement of these proceedings takes a long time and involves not only discussions on the matter itself, but also complex process-related aspects, depending on the applicable legislation. Besides the subjective aspects in determining the possibility of loss attributed to each case, the evolution of case law on certain causes is not always uniform. Considering the relevance of the amounts and the uncertainties and judgments involved, as described above; in determining and establishing the provision and the required disclosures of provisions and contingent liabilities, we continue to consider this an area of audit focus.	We tested the models used to quantify judicial proceedings of civil and labor natures considered on a group basis. In our tests to assess the risk of individual legal proceedings, for a sample of items, we were supported by our specialists in the labor, legal, and fiscal areas, according to the nature of each proceeding. Also, on a sample basis, we performed external confirmation procedures with both internal and external lawyers responsible for the proceedings. We considered that the criteria and assumptions adopted by Management for determining and recording the provision for judicial and administrative proceedings disclosed in the financial statements are consistent with the information analyzed in our audit.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) (currently described as "IFRS Accounting Standards" by the IFRS Foundation), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Bank and its subsidiaries, as a whole, or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Bank's financial reporting process.

Auditor's responsibilities for the audit of the consolidated financial statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Brazilian and International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

5

Itaú Unibanco Holding S.A.

As part of an audit in accordance with Brazilian and International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control of the Bank and its subsidiaries.

- Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

- Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the ability of the Bank and its subsidiaries, as a whole, to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Bank and its subsidiaries, as a whole, to cease to continue as a going concern.

- Evaluate the overall presentation, structure, and content of the consolidated financial statements, including the disclosures, and whether these financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

- Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Group as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats to our independence or safeguards applied.

6

Itaú Unibanco Holding S.A.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the financial statements of the current period and are therefore the Key Audit Matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, February 5, 2025

PricewaterhouseCoopers
Auditores Independentes Ltda.
CRC 2SP000160/O-5

Tatiana Fernandes Kagohara Gueorguiev
Contadora CRC 1SP245281/O-6

7

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Assets	Note	12/31/2024	12/31/2023
Cash		36,127	32,001
Financial assets		2,673,301	2,384,618
At Amortized Cost		1,912,804	1,686,225
Central Bank of Brazil deposits		160,698	145,404
Interbank deposits	4	66,931	51,007
Securities purchased under agreements to resell	4	243,220	238,321
Securities	9	327,507	260,743
Loan and lease operations	10	1,025,493	910,590
Other financial assets	18a	136,713	127,699
(-) Provision for expected loss	4, 9, 10	(47,758)	(47,539)
At Fair Value through Other Comprehensive Income		106,303	130,039
Securities	8	106,303	130,039
At Fair Value through Profit or Loss		654,194	568,354
Securities	5	560,143	511,752
Derivatives	6, 7	92,439	55,251
Other financial assets	18a	1,612	1,351
Insurance contracts	27	66	141
Tax assets		72,653	64,521
Income tax and social contribution - current	2c XIII	2,576	993
Income tax and social contribution - deferred	2c XIII, 24b I	58,859	53,691
Other		11,218	9,837
Other assets	18a	29,064	20,027
Investments in associates and joint ventures	11	10,074	9,293
Fixed assets, net	13	9,193	9,135
Goodwill and Intangible assets, net	14	23,997	23,364
Total assets		2,854,475	2,543,100
The accompanying notes are an integral part of these consolidated financial statements.

F-1

Itaú Unibanco Holding S.A.
Consolidated Balance Sheet
(In millions of reais)
Liabilities and stockholders' equity	Note	12/31/2024	12/31/2023
Financial Liabilities		2,239,979	2,001,691
At Amortized Cost		2,148,776	1,944,162
Deposits	15	1,054,741	951,352
Securities sold under repurchase agreements	17a	388,787	362,786
Interbank market funds	17b	372,294	328,645
Institutional market funds	17c	140,547	119,591
Other financial liabilities	18b	192,407	181,788
At Fair Value through Profit or Loss		86,275	53,331
Derivatives	6, 7	85,413	52,475
Structured notes	16	318	296
Other financial liabilities	18b	544	560
Provision for Expected Loss	10	4,928	4,198
Loan commitments		3,940	3,311
Financial guarantees		988	887
Insurance contracts and private pension	27	306,899	271,546
Provisions	29	19,209	19,744
Tax liabilities	24c	11,345	9,202
Income tax and social contribution - current	2c XIII	4,364	3,970
Income tax and social contribution - deferred	2c XIII, 24b II	603	560
Other		6,378	4,672
Other liabilities	18b	55,759	41,867
Total liabilities		2,633,191	2,344,050
Total stockholders’ equity attributed to the owners of the parent company		211,090	190,177
Capital	19a	90,729	90,729
Treasury shares	19a	(909)	(11)
Capital reserves	19c	2,732	2,620
Profit reserves	19c	121,428	104,465
Other comprehensive income		(2,890)	(7,626)
Non-controlling interests	19d	10,194	8,873
Total stockholders’ equity		221,284	199,050
Total liabilities and stockholders' equity		2,854,475	2,543,100
The accompanying notes are an integral part of these consolidated financial statements.

F-2

Itaú Unibanco Holding S.A.
Consolidated Statement of Income
(In millions of reais, except for number of shares and earnings per share information)
	Note	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Operating Revenues		168,050	154,971	142,279
Interest and similar income	21a	242,258	222,385	189,165
Interest and similar expenses	21b	(167,278)	(158,250)	(116,747)
Income of Financial Assets and Liabilities at Fair Value through Profit or Loss	21c	32,011	29,145	13,325
Foreign exchange results and exchange variations in foreign transactions		(3,143)	4,432	1,280
Commissions and Banking Fees	22	47,071	45,731	44,566
Income from Insurance Contracts and Private Pension		6,982	6,613	5,407
Income from Insurance Contracts and Private Pension, net of Reinsurance	27	6,536	6,132	5,328
Financial Income from Insurance Contracts and Private Pension, net of Reinsurance	27	(23,679)	(28,585)	(21,873)
Income from Financial Assets related to Insurance Contracts and Private Pension		24,125	29,066	21,952
Other income		10,149	4,915	5,283
Expected Loss from Financial Assets		(32,311)	(30,445)	(27,737)
Expected Loss with Loan and Lease Operations	10c	(29,468)	(31,563)	(28,150)
Expected Loss with Other Financial Asset, net		(2,843)	1,118	413
Operating Revenues Net of Expected Losses from Financial Assets		135,739	124,526	114,542
Other operating income / (expenses)		(88,183)	(84,826)	(77,848)
General and administrative expenses	23	(79,416)	(75,759)	(68,930)
Tax expenses		(9,814)	(9,987)	(9,590)
Share of profit or (loss) in associates and joint ventures	11	1,047	920	672
Income / (loss) before income tax and social contribution		47,556	39,700	36,694
Current income tax and social contribution	24a	(9,433)	(8,685)	(6,595)
Deferred income tax and social contribution	24a	4,005	2,862	143
Net income / (loss)		42,128	33,877	30,242
Net income attributable to owners of the parent company	25	41,085	33,105	29,207
Net income / (loss) attributable to non-controlling interests	19d	1,043	772	1,035
Earnings per share - basic	25
Common		4.20	3.38	2.98
Preferred		4.20	3.38	2.98
Earnings per share - diluted	25
Common		4.16	3.36	2.96
Preferred		4.16	3.36	2.96
Weighted average number of outstanding shares - basic	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,831,104,001	4,840,883,862	4,840,703,872
Weighted average number of outstanding shares - diluted	25
Common		4,958,290,359	4,958,290,359	4,958,290,359
Preferred		4,911,006,957	4,908,283,361	4,900,469,300
The accompanying notes are an integral part of these consolidated financial statements.

F-3

Itaú Unibanco Holding S.A.
Consolidated Statement of Comprehensive Income
(In millions of reais)
	Note	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Net income / (loss)		42,128	33,877	30,242
Financial assets at fair value through other comprehensive income	8	(2,015)	4,681	(3,442)
Change in fair value		(7,030)	5,443	(5,659)
Tax effect		2,867	(1,105)	1,373
(Gains) / losses transferred to income statement		3,905	624	1,534
Tax effect		(1,757)	(281)	(690)
Hedge		(2,156)	684	(34)
Cash flow hedge	7	(488)	236	65
Change in fair value		(941)	457	162
Tax effect		453	(221)	(97)
Hedge of net investment in foreign operation	7	(1,668)	448	(99)
Change in fair value		(3,207)	848	(148)
Tax effect		1,539	(400)	49
Insurance contracts and private pension		470	(710)	796
Change in discount rate		976	(1,192)	1,349
Tax effect		(506)	482	(553)
Remeasurements of liabilities for post-employment benefits (1)		(115)	(324)	(34)
Remeasurements	26	(205)	(584)	(65)
Tax effect		90	260	31
Foreign exchange variation in foreign investments		8,552	(327)	(3,026)
Total other comprehensive income		4,736	4,004	(5,740)
Total comprehensive income		46,864	37,881	24,502
Comprehensive income attributable to the owners of the parent company		45,821	37,109	23,467
Comprehensive income attributable to non-controlling interests		1,043	772	1,035
1) Amounts that will not be subsequently reclassified to income.
The accompanying notes are an integral part of these consolidated financial statements.

F-4

Itaú Unibanco Holding S.A.
Consolidated Statement of Changes in Stockholders’ Equity
(In millions of reais)
		Note	Attributed to owners of the parent company										Total stockholders’ equity – owners of the parent company	Total stockholders’ equity – non-controlling interests	Total
			Capital	Treasury shares	Capital reserves	Profit reserves	Retained earnings	Other comprehensive income
								Financial assets at fair value through other comprehensive income (1)	Insurance contracts and private pension	Remeasurements of liabilities of post-employment benefits	Conversion adjustments of foreign investments	Gains and losses – hedge (2)
Total -	01/01/2022		90,729	(528)	2,250	65,985	-	(2,542)	-	(1,486)	6,531	(8,393)	152,546	11,612	164,158
Transactions with owners			-	457	230	-	-	-	-	-	-	-	687	(2,964)	(2,277)
Result of delivery of treasury shares		19, 20	-	457	64	-	-	-	-	-	-	-	521	-	521
Recognition of share-based payment plans			-	-	166	-	-	-	-	-	-	-	166	-	166
(Increase) / Decrease to the owners of the parent company		2c I, 3	-	-	-	-	-	-	-	-	-	-	-	(2,964)	(2,964)
Dividends			-	-	-	-	-	-	-	-	-	-	-	(293)	(293)
Interest on capital			-	-	-	-	(9,844)	-	-	-	-	-	(9,844)	-	(9,844)
Unclaimed dividends and Interest on capital			-	-	-	-	119	-	-	-	-	-	119	-	119
Corporate reorganization		2c I, 3	-	-	-	36	-	-	-	-	-	-	36	-	36
Other (3)			-	-	-	774	-	-	-	-	-	-	774	-	774
Total comprehensive income			-	-	-	-	29,139	(3,442)	796	(34)	(3,026)	(34)	23,399	1,035	24,434
Net income			-	-	-	-	29,207	-	-	-	-	-	29,207	1,035	30,242
Other comprehensive income for the period			-	-	-	-	(68)	(3,442)	796	(34)	(3,026)	(34)	(5,808)	-	(5,808)
Appropriations:
Legal reserve			-	-	-	1,485	(1,485)	-	-	-	-	-	-	-	-
Statutory reserve			-	-	-	17,929	(17,929)	-	-	-	-	-	-	-	-
Total -	12/31/2022	19	90,729	(71)	2,480	86,209	-	(5,984)	796	(1,520)	3,505	(8,427)	167,717	9,390	177,107
Change in the period			-	457	230	20,224	-	(3,442)	796	(34)	(3,026)	(34)	15,171	(2,222)	12,949
Total -	01/01/2023		90,729	(71)	2,480	86,209	-	(5,984)	796	(1,520)	3,505	(8,427)	167,717	9,390	177,107
Transactions with owners			-	60	140	-	-	-	-	-	-	-	200	(924)	(724)
Acquisition of treasury shares		19, 20	-	(689)	-	-	-	-	-	-	-	-	(689)	-	(689)
Result of delivery of treasury shares		19, 20	-	749	(2)	-	-	-	-	-	-	-	747	-	747
Recognition of share-based payment plans			-	-	142	-	-	-	-	-	-	-	142	-	142
(Increase) / Decrease to the owners of the parent company		2c I, 3	-	-	-	-	-	-	-	-	-	-	-	(924)	(924)
Dividends			-	-	-	11,000	(11,000)	-	-	-	-	-	-	(365)	(365)
Interest on capital			-	-	-	-	(12,315)	-	-	-	-	-	(12,315)	-	(12,315)
Unclaimed dividends and Interest on capital			-	-	-	-	53	-	-	-	-	-	53	-	53
Corporate reorganization		2c I, 3	-	-	-	265	-	-	-	-	-	-	265	-	265
Other (3)			-	-	-	(2,852)	-	-	-	-	-	-	(2,852)	-	(2,852)
Total comprehensive income			-	-	-	-	33,105	4,681	(710)	(324)	(327)	684	37,109	772	37,881
Net income			-	-	-	-	33,105	-	-	-	-	-	33,105	772	33,877
Other comprehensive income for the period			-	-	-	-	-	4,681	(710)	(324)	(327)	684	4,004	-	4,004
Appropriations:
Legal reserve			-	-	-	1,669	(1,669)	-	-	-	-	-	-	-	-
Statutory reserve			-	-	-	8,174	(8,174)	-	-	-	-	-	-	-	-
Total -	12/31/2023	19	90,729	(11)	2,620	104,465	-	(1,303)	86	(1,844)	3,178	(7,743)	190,177	8,873	199,050
Change in the period			-	60	140	18,256	-	4,681	(710)	(324)	(327)	684	22,460	(517)	21,943
Total -	01/01/2024		90,729	(11)	2,620	104,465	-	(1,303)	86	(1,844)	3,178	(7,743)	190,177	8,873	199,050
Transactions with owners			-	(898)	112	-	-	-	-	-	-	-	(786)	867	81
Acquisition of treasury shares		19, 20	-	(1,775)	-	-	-	-	-	-	-	-	(1,775)	-	(1,775)
Result of delivery of treasury shares		19, 20	-	877	(17)	-	-	-	-	-	-	-	860	-	860
Recognition of share-based payment plans			-	-	129	-	-	-	-	-	-	-	129	-	129
(Increase) / Decrease to the owners of the parent company		2c I, 3	-	-	-	-	-	-	-	-	-	-	-	867	867
Dividends			-	-	-	12,229	(12,229)	-	-	-	-	-	-	(589)	(589)
Interest on capital			-	-	-	3,260	(15,875)	-	-	-	-	-	(12,615)	-	(12,615)
Dividends / Interest on capital - declared after previous period			-	-	-	(11,000)	-	-	-	-	-	-	(11,000)	-	(11,000)
Unclaimed dividends and Interest on capital			-	-	-	-	32	-	-	-	-	-	32	-	32
Corporate reorganization		2c I, 3	-	-	-	(359)	-	-	-	-	-	-	(359)	-	(359)
Other			-	-	-	(180)	-	-	-	-	-	-	(180)	-	(180)
Total comprehensive income			-	-	-	-	41,085	(2,015)	470	(115)	8,552	(2,156)	45,821	1,043	46,864
Net income			-	-	-	-	41,085	-	-	-	-	-	41,085	1,043	42,128
Other comprehensive income for the period			-	-	-	-	-	(2,015)	470	(115)	8,552	(2,156)	4,736	-	4,736
Appropriations:
Legal reserve			-	-	-	1,406	(1,406)	-	-	-	-	-	-	-	-
Statutory reserve			-	-	-	11,607	(11,607)	-	-	-	-	-	-	-	-
Total -	12/31/2024	19	90,729	(909)	2,732	121,428	-	(3,318)	556	(1,959)	11,730	(9,899)	211,090	10,194	221,284
Change in the period			-	(898)	112	16,963	-	(2,015)	470	(115)	8,552	(2,156)	20,913	1,321	22,234
1) Includes the share in other comprehensive income of investments in associates and joint ventures related to financial assets at fair value through other comprehensive income.
2) Includes cash flow hedge and hedge of net investment in foreign operation.
3) Includes Argentina´s hyperinflation adjustment.
The accompanying notes are an integral part of these consolidated financial statements.

F-5

Itaú Unibanco Holding S.A.
Consolidated Statement of Cash Flows
(In millions of reais)
	Note	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Adjusted net income		38,186	91,638	96,446
Net income		42,128	33,877	30,242
Adjustments to net income:		(3,942)	57,761	66,204
Share-based payment		217	200	234
Effects of changes in exchange rates on cash and cash equivalents		(8,404)	11,529	24,279
Expected loss from financial assets		32,311	30,445	27,737
Income from interest and foreign exchange variation from operations with subordinated debt		(1,794)	2,948	1,708
Financial income from insurance contracts and private pension	27	23,679	28,585	21,873
Depreciation and amortization		6,440	5,652	4,796
Expense from update / charges on the provision for civil, labor, tax and legal obligations		1,180	799	1,288
Provision for civil, labor, tax and legal obligations		5,077	4,418	2,882
Revenue from update / charges on deposits in guarantee		(775)	(913)	(1,018)
Deferred taxes (excluding hedge tax effects)	24b	2,689	2,130	3,209
Income from share in the net income of associates and joint ventures and other investments		(1,047)	(920)	(672)
Income from financial assets - at fair value through other comprehensive income		3,905	612	1,534
Income from interest and foreign exchange variation of financial assets at fair value through other comprehensive income		(45,778)	(20,133)	(16,863)
Income from interest and foreign exchange variation of financial assets at amortized cost		(19,995)	(7,697)	(7,364)
(Gain) / loss on sale of investments and fixed assets		(395)	1,255	-
Other	23	(1,252)	(1,149)	2,581
Change in assets and liabilities		(31,117)	(14,145)	33,187
(Increase) / decrease in assets
Interbank deposits		(14,419)	4,583	10,379
Securities purchased under agreements to resell		(9,800)	3,137	(42,595)
Central Bank of Brazil deposits		(15,294)	(29,656)	(5,356)
Loan operations		(146,210)	(34,191)	(106,975)
Derivatives (assets / liabilities)		(6,406)	(745)	4,460
Financial assets designated at fair value through profit or loss		(48,391)	(126,653)	(20,132)
Other financial assets		(8,500)	(16,853)	(15,215)
Other tax assets		(2,964)	(2,819)	(409)
Other assets		(3,128)	(6,606)	(9,506)
(Decrease) / increase in liabilities
Deposits		103,389	79,914	21,066
Deposits received under securities repurchase agreements		26,001	69,346	40,592
Funds from interbank markets		43,649	34,058	117,442
Funds from institutional markets		22,409	(1,928)	11,243
Other financial liabilities		10,603	15,114	32,971
Financial liabilities at fair value throught profit or loss		21	233	(50)
Insurance contracts and private pension		12,144	9,125	(2,603)
Provisions		380	1,165	(1,551)
Tax liabilities		980	3,234	41
Other liabilities		13,892	(6,523)	5,259
Payment of income tax and social contribution		(9,473)	(8,080)	(5,874)
Net cash from / (used in) operating activities		7,069	77,493	129,633
Dividends / Interest on capital received from investments in associates and joint ventures		450	583	336
Cash upon sale of investments in associates and joint ventures		47	244	-
Cash upon sale of fixed assets		575	193	505
Termination of intangible asset agreements		270	134	17
(Purchase) / Cash from the sale of financial assets at fair value through other comprehensive income		60,204	18,219	(2,190)
(Purchase) / redemptions of financial assets at amortized cost		(46,811)	(40,087)	(62,783)
(Purchase) of investments in associates and joint ventures		(399)	(1,325)	(660)
(Purchase) of fixed assets		(1,833)	(3,815)	(2,727)
(Purchase) of intangible assets	14	(5,535)	(5,376)	(5,768)
Net cash from / (used in) investment activities		6,968	(31,230)	(73,270)
Subordinated debt obligations raisings		7,860	2,170	1,004
Subordinated debt obligations redemptions		(7,519)	(12,981)	(23,208)
Change in non-controlling interests stockholders		867	(923)	(2,964)
Acquisition of treasury shares		(1,775)	(689)	-
Result of delivery of treasury shares		772	689	453
Dividends and interest on capital paid to non-controlling interests		(589)	(366)	(293)
Dividends and interest on capital paid		(21,314)	(10,348)	(6,706)
Net cash from / (used in) financing activities		(21,698)	(22,448)	(31,714)
Net increase / (decrease) in cash and cash equivalents	2c III	(7,661)	23,815	24,649
Cash and cash equivalents at the beginning of the period		116,543	104,257	103,887
Effects of changes in exchange rates on cash and cash equivalents		8,404	(11,529)	(24,279)
Cash and cash equivalents at the end of the period		117,286	116,543	104,257
Cash		36,127	32,001	35,381
Interbank deposits		10,087	8,582	12,584
Securities purchased under agreements to resell - Collateral held		71,072	75,960	56,292
Additional information on cash flow (Mainly operating activities)
Interest received		219,741	208,243	213,820
Interest paid		131,096	115,518	107,468
Non-cash transactions
Increase of Equity Interest in ITAÚ CHILE		-	-	961
Dividends and interest on capital declared and not yet paid		5,436	4,799	4,506
The accompanying notes are an integral part of these consolidated financial statements.

F-6

Itaú Unibanco Holding S.A.

Notes to the Consolidated Financial Statements

At 12/31/2024 and 12/31/2023 for balance sheet accounts and from 01/01 to 12/31 of 2024, 2023 and 2022 for income statement

(In millions of reais, except when indicated)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly held company, organized and existing under the laws of Brazil. The head office is located at Praça Alfredo Egydio de Souza Aranha, n° 100, in the city of São Paulo, state of São Paulo, Brazil.

ITAÚ UNIBANCO HOLDING has a presence in 18 countries and territories and offers a wide variety of financial products and services to personal and corporate customers in Brazil and abroad, not necessarily related to Brazil, through its branches, subsidiaries and international affiliates. It offers a full range of banking services, through its different portfolios: commercial banking; investment banking; real estate lending; loans, financing and investment; leasing and foreign exchange business. Its operations are divided into three segments: Retail Business, Wholesale Business and Activities with the Market + Corporation.

ITAÚ UNIBANCO HOLDING is a financial holding company controlled by Itaú Unibanco Participações S.A. (“IUPAR”), a holding company which owns 51.71% of ITAU UNIBANCO HOLDING's common shares, and which is jointly controlled by (i) Itaúsa S.A. (“ITAÚSA”), a holding company controlled by members of the Egydio de Souza Aranha family, and (ii) Companhia E. Johnston de Participações (“E. JOHNSTON”), a holding company controlled by the Moreira Salles family. Itaúsa also directly holds 39.21% of ITAÚ UNIBANCO HOLDING’s common shares.

These Consolidated Financial Statements were approved by the Board of Directors on February 05, 2025.

Note 2 - Material accounting policies

a) Basis of preparation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING were prepared in accordance with the requirements and guidelines of the National Monetary Council (CMN), which require that annual Consolidated Financial Statements, in accordance with international financial reporting standards (IFRS) issued by the International Accounting Standards Board (IASB) (currently referred to by the IFRS Foundation as “IFRS accounting standards”).

ITAÚ UNIBANCO HOLDING adopted the criteria for recognition, measurement and disclosure established in the IFRS and in the interpretations of the International Financial Reporting Interpretation Committee (IFRIC).

The information in the Financial Statements and accompanying notes evidences all relevant information inherent in the financial statements, and only them, which is consistent with information used by management in its administration.

In the 3rd quarter of 2018, ITAÚ UNIBANCO HOLDING started adjusting the financial statements of its subsidiaries in Argentina to reflect the effects of hyperinflation.

F-7

b) New accounting standards changes and interpretations of existing standards

I - Applicable for period ended December 31, 2024

    •   Amendments to IAS 1 – Presentation of Financial Statements:

Segregation between Current and Non-current Liabilities - clarifies when to consider contractual conditions (covenants) that may affect the unconditional right to defer the settlement of the liabilities for at least 12 months after the reporting period and includes disclosure requirements for liabilities with covenants classified as non-current. These changes are effective for fiscal years starting January 1st, 2024, with retrospective application and there are no impacts on the Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING.

II - Applicable for future periods

    •   IFRS 18 - Presentation and Disclosure in Financial Statements:

Replaces IAS 1 – Presentation of Financial Statements. IFRS 18 introduces new subtotals and three categories for income and expenses (operating, investment and financing) into the structure of the statement of income. It also requires companies to disclose explanations about the performance measures established by management related to the statement of income.

These amendments are effective for years beginning January 1st, 2027. Possible impacts are being evaluated and will be concluded by the date the standard becomes effective.

    •   IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments - Disclosures:

Published in May 2024, the amendments mainly address the following topics: date of recognition and write-off of financial instruments and significant characteristics in the assessment of the cash flows of financial instruments for classification and measurement. In addition, disclosures relating to equity instruments designated at fair value are enhanced through other comprehensive income and financial instruments linked to contingent events.

These amendments are effective for years starting on January 1st, 2026, early adoption being permitted, with retrospective application. Possible impacts are being evaluated and will be completed by the date the standard comes into force.

c) Accounting policies, critical estimates and material judgments

This note presents the main critical estimates and judgments used in the preparation and application of ITAÚ UNIBANCO HOLDING’s specific accounting policies. These estimates and judgments present a material risk and may have a material impact on the values of assets and liabilities due to uncertainties and the high level of subjectivity involved in the recognition and measurement of certain items. Therefore, actual results may differ from those obtained by these estimates and judgments.

I - Consolidation

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING relate to transactions carried out by its branches and subsidiaries in Brazil and abroad, including investment funds, in which ITAÚ UNIBANCO HOLDING holds either direct or indirect control. The main judgment exercised in the control assessment is the analysis of facts and circumstances that indicate whether ITAÚ UNIBANCO HOLDING is exposed or is entitled to variable returns and has the ability to affect these returns through its influence over the entity on a continuous basis.

The Consolidated Financial Statements are prepared using consistent accounting policies. Intercompany asset and liability account balances, income accounts and transaction values have been eliminated.

F-8

The following table shows the main consolidated companies, which together represent over 95% of total consolidated assets, as well as the interests of ITAÚ UNIBANCO HOLDING in their voting capital:
	Functional Currency (1)	Incorporation Country	Activity	Interest in voting capital %		Interest in total capital %
				12/31/2024	12/31/2023	12/31/2024	12/31/2023
In Brazil
Banco Itaú BBA S.A. (2)	Real	Brazil	Financial institution	-	100.00%	-	100.00%
Banco Itaú Consignado S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização	Real	Brazil	Premium Bonds	100.00%	100.00%	100.00%	100.00%
Dibens Leasing S.A. - Arrendamento Mercantil	Real	Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Corretora de Valores S.A.	Real	Brazil	Securities Broker	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.	Real	Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.	Real	Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.	Real	Brazil	Pension plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento	Real	Brazil	Consumer finance credit	50.00%	50.00%	50.00%	50.00%
Redecard Instituição de Pagamento S.A.	Real	Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Foreign
Itaú Colombia S.A.	Colombian peso	Colombia	Financial institution	67.06%	67.06%	67.06%	67.06%
Banco Itaú (Suisse) S.A.	Swiss franc	Switzerland	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Paraguay S.A.	Guarani	Paraguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Uruguay S.A.	Uruguayan peso	Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	Real	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA International plc	US Dollar	United Kingdom	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA USA Securities Inc.	US Dollar	United States	Securities Broker	100.00%	100.00%	100.00%	100.00%
Banco Itaú Chile	Chilean peso	Chile	Financial institution	67.42%	67.42%	67.42%	67.42%
1) All overseas offices of ITAÚ UNIBANCO HOLDING CONSOLIDATED have the same functional currency as the parent company, except for Itaú Chile New York Branch and Itaú Unibanco S.A. Miami Branch, which use the US Dollar.
2) Company spun-off by Itaú Unibanco Holdind S.A. and Itaú BBA Assessoria Financeira at 05/31/2024.

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I.I - Business combinations

When accounting for business combinations, ITAÚ UNIBANCO HOLDING exercises judgments in the identification, recognition, and measurement of: price adjustments, contingent considerations, and options or obligations to buy or sell ownership interest of the acquired entity.

Non-controlling shareholders’ ownership interest is measured on the date of acquisition according to the proportional interest in Stockholders’ Equity of the acquired entity.

I.II - Capital transactions with non-controlling stockholders

Changes in an ownership interest in a subsidiary, which do not result in a loss of control, are accounted for as capital transactions and any difference between the amount paid and the carrying amount of non-controlling stockholders is recognized directly in stockholders' equity.

II - Functional and presentation currency

The Consolidated Financial Statements of ITAÚ UNIBANCO HOLDING are presented in Brazilian Reais, which is its functional and presentation currency. For each subsidiary, associate and joint venture, ITAÚ UNIBANCO HOLDING exercised judgment to determine its functional currency, considering the currency of the primary economic environment in which the entity operates.

Foreign currency operations are translated currency using the exchange rates prevailing on the dates of the transactions, and exchange gains and losses are recognized in the Consolidated Statement of Income.

For conversion of the Financial Statements of foreign entities with a functional currency other than Reais, ITAÚ UNIBANCO HOLDING uses the exchange rate on the closing date to convert assets and liabilities, and the average monthly exchange rate to convert income and expenses, except for foreign entities located in hyperinflationary economies. Exchange differences generated by this conversion are recognized in Other Comprehensive Income, net of tax effects, and reclassified, either in total or partially, to income when ITAÚ UNIBANCO HOLDING loses control of the foreign entity. When exposure to these exchange rate differences is material, ITAÚ UNIBANCO HOLDING conducts hedge of net investment in foreign operation, whose effective portion is recognized in Stockholders’ Equity.

III - Cash and cash equivalents

They are defined as cash and cash equivalents, current accounts with banks and financial investments, which are promptly convertible into cash, this is, which original term is equal to or lower than 90 days and are subject to an insignificant risk of change in value, shown in the Balance Sheet under the headings Cash, Interbank Deposits and Securities purchased under agreements to resell (Collateral Held).

IV - Financial assets and liabilities

Financial assets and liabilities are initially recognized at fair value on the trading date.

Financial assets are partially or fully written off, on the trading date, if:

    •   the contractual rights to the cash flows of the financial asset expire.

    •   there are no reasonable expectations of its recovery, considering historical curves of similar operations. In this case, the total or partial write-off is carried out concurrently with the use of the related allowance for expected credit loss. Subsequent recoveries of amounts previously written off are accounted for as income.

    •   ITAÚ UNIBANCO HOLDING transfers substantially the risks and benefits of the financial asset.

The main judgments exercised by ITAÚ UNIBANCO HOLDING in the write-off of financial assets are: assessment of the time when contractual rights to cash flows of financial assets expire; reasonable expectation of recovery of the financial asset, and substantial transfer of risks and benefits or control.

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When the contractual cash flow of a financial asset is renegotiated or otherwise modified, but ITAÚ UNIBANCO HOLDING estimates that the modification event has not caused total write-off of the contract, the gross book value of this financial asset is recalculated by comparing the original and renegotiated cash flows, and the effects of the modification are recognized in income.

Financial liabilities are written off when extinguished, this is, when the obligation specified in the contract is released, canceled, expired, or substantially modified. ITAÚ UNIBANCO HOLDING considers that the obligation was substantially modified when the present value of cash flows under the new terms is at least 10% different from the present value of the cash flows remaining from the original obligation.

IV.I Classification of financial assets

Financial assets are classified and subsequently measured  in the following categories:

    •   Amortized cost: used when financial assets are managed to obtain contractual cash flows, consisting solely of payments of principal and interest.

    •   Fair value through other comprehensive income: used when financial assets are held both for obtaining contractual cash flows, consisting solely of payments of principal and interest, and for sale.

    •   Fair value through profit or loss: used for financial assets that do not meet the aforementioned criteria above and the financial assets irrevocably designated in the initial recognition at fair value through profit or loss.

The category depends on the business model under which they are managed and the characteristics of their cash flows (Solely Payment of Principal and Interest Test – SPPI Test).

Financial assets designated as fair value through profit or loss: ITAÚ UNIBANCO HOLDING has financial assets designated at fair value through profit or loss to reduce an accounting mismatch.

Business models: are established according to the objectives of the business areas, considering the risks that affect the performance of the business model; how is assessed and reported to Management and how the managers of the business are compensated.

SPPI Test: is the assessment of cash flows generated by a financial instrument for the purpose of checking whether they represent solely payments of principal and interest (consideration for the time value of money, credit risk and profit margin). ITAÚ UNIBANCO HOLDING assesses mainly the following situations to determine compliance with the SPPI Test: changes in rate due to modification in credit risk; interest rates determined by regulatory bodies; leverage; embedded derivatives; and term extension clauses and exchange rate variation. If contractual terms introduce risk exposure or cash flow volatilities, the financial asset do not meet to the SPPI Test and its classified in the category at fair value through profit or loss.

Hybrid Contracts: to identify if a contract contains embedded derivatives, ITAÚ UNIBANCO HOLDING considers especially if there is any indexing to different components of interest and uncertainty regarding the link with the final indexing.

Hybrid contracts in which the main component is a financial asset are accounted for on a jointly basis, this is, the whole instrument (principal and derivative component) is measured at fair value through profit or loss.

In other cases, embedded derivatives are treated as separate financial instruments if: their characteristics and economic risks are not closely related to those of the main component; the separate instrument meets the definition of a derivative; the underlying instrument is not booked at fair value through profit or loss.

Equity instruments: the shares and quotas are classified at fair value through profit or loss, except when the financial instrument is held with a purpose other than its negotiation, situation in which ITAÚ UNIBANCO HOLDING designates it, on an irrevocable basis, at fair value through other comprehensive income.

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IV.II - Classification of financial liabilities

Financial liabilities are subsequently measured at amortized cost, except for:

    •   Financial liabilities at fair value through profit or loss: classification applied to financial liabilities designated, irrevocably, at fair value through profit or loss for the purpose to reduce accounting asymmetries and to derivatives.

    •   Loan commitments and financial guarantees: measured at the higher amount between (i) the provision for expected credit losses; and (ii) the balance of the fee on the service to be deferred in income, according to the contract term.

    •   Premium bonds plans: they are classified as financial liabilities at the amortized cost, although they are regulated by the body that regulates the Brazilian insurance market. Revenue from premium bonds plans is recognized during the contract period and measured according to the contractual conditions of each plan.

IV.III - Subsequent measurement of financial instruments

Fair value of financial instruments: to measure fair value, assessment techniques applying information classified in three levels of hierarchy are used, prioritizing prices listed in active markets of the instruments. ITAÚ UNIBANCO HOLDING classifies this information according to the relevance of data observed in the fair value measurement process:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets. An active market is a market in which transactions for the asset or liability being measured occur often enough and with sufficient volume to provide pricing information on an ongoing basis.

Level 2: Inputs that are not observable for the asset or liability either directly or indirectly. Level 2 generally includes: (i) quoted prices for similar assets or liabilities in active markets; (ii) quoted prices for identical or similar assets or liabilities in markets that are not active, that is, markets in which there are few transactions for the asset or liability, the prices are not current, or quoted prices vary substantially either over time or among market makers, or in which little information is released publicly; (iii) inputs other than quoted prices that are observable for the asset or liability (for example, interest rates and yield curves observable at commonly quoted intervals, volatilities, etc.); (iv) inputs that are mainly derived from or corroborated by observable market data through correlation or by other means.

Level 3: Inputs that are not observable for the asset or liability allowing the use of internal models and techniques.

The adjustment to fair value of financial assets and liabilities is recognized in Stockholders' equity for financial assets measured at fair value through other comprehensive income or in the Consolidated Statement of Income for the other financial assets and liabilities.

To determine the gains and losses realized in the disposal of financial assets at fair value, average cost is used, which are recorded in the Consolidated Statement of Income as Interest and similar income and Income of Financial Assets and Liabilities at Fair Value through Profit or Loss.

For financial instruments measured at fair value on a recurring basis, including derivatives, that are not traded in active markets, the fair value is calculated by using valuation techniques based on assumptions, that consider market information and conditions. The estimated fair value obtained through these techniques cannot be substantiated by comparison with independent markets and, in many cases, cannot be realized on immediate settlement of the instrument.

The main assumptions considered to estimate the fair value are: historical data base, information on similar transactions, discount rate and estimate of future cash flows.

The main judgments applied in the calculation of the fair value of more complex financial instruments, or those that are not negotiated in active markets or do not have liquidity, are: determining the model used with the selection of specific inputs and, in certain cases, evaluation adjustments are applied to the model amount or price quoted for financial instruments that are not actively traded.

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The application of these judgments may result in a fair value that is not indicative of the net realizable value or future fair values. However, ITAÚ UNIBANCO HOLDING believes that all the methods used are appropriate and consistent with other market participants.

The fair value of financial instruments as well as the hierarchy of fair value are detailed in Note 28.

Amortized cost: is the amount at which the financial asset or liability is measured at initial recognition, plus adjustments made under the effective interest method, less repayments of principal and interest, and any provision for expected credit loss.

Effective interest rate: ITAÚ UNIBANCO HOLDING uses the effective interest method to calculate interest income or expense for financial instruments at amortized cost, which considers costs and fees directly attributable to the contract, such as commissions paid or received by the parties to the contract, transaction costs and other premiums and discounts.

ITAÚ UNIBANCO HOLDING classifies a loan as non-performing if the payment of the principal or interest has been overdue for 60 days or more. In this case, accrual of interest is no longer recognized.

Expected credit loss: ITAÚ UNIBANCO HOLDING makes a assessment of the expected credit loss on financial assets measured at amortized cost, through other comprehensive income, loan commitments and financial guarantee contracts applying a three-stage approach to demonstrate changes in credit risk.

    •   Stage 1 – considers default events possible within 12 months. Applicable to financial assets which are not credit impaired when purchased or originated or which credit risk has decreased significantly.

    •   Stage 2 – considers all possible default events over the life of the financial instrument. Applicable to financial instruments which credit risk has increased significantly since the initial recognition or that no longer have credit recovery problems, but their credit risk has not decreased significantly.

    •   Stage 3 – applicable to financial instruments which are credit impaired, for which a probability of default (PD) of 100% is considered (problem assets).

The measurement of expected credit loss requires the application of significant assumptions and use of quantitative models. Management exercises its judgment in the assessment of the adequacy of the expected loss amounts resulting from models and, according to its experience, makes adjustments that may result from certain clients’ credit status or temporary adjustments resulting from situations or new circumstances that have not been reflected in the modeling yet.

The main assumptions considered to estimate the expected credit loss are:

    •   Determining criteria for significant increase or decrease in credit risk: ITAÚ UNIBANCO HOLDING determines triggers (indicators) of significant increase in the credit risk of a financial asset since its initial recognition on an individual or collective basis. For collective assessment purposes, financial assets are grouped based on characteristics of shared credit risk, considering the type of instrument, credit risk classifications, initial recognition date, remaining term, industry, among other significant factors. For wholesale business portfolios, the assessment is conducted on an individual basis, at the economic subgroup level.

The migration of the financial asset to an earlier stage occurs with a consistent reduction in credit risk, mainly characterized by the non-activation of credit deterioration triggers for at least 6 months.

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    •   Maximum contractual period: ITAÚ UNIBANCO HOLDING estimates the useful life of assets that do not have fixed maturity date is based on the period of exposure to credit risk and contractual terms, including prepayment and rollover options.

    •   Prospective information: ITAÚ UNIBANCO HOLDING uses macroeconomic forecasts and public information with projections prepared internally to determine the impact of these estimates on the calculation of expected credit loss. The main prospective information used to determine the expected loss is related to Selic Rate, Credit Default Swap (CDS), unemployment rate, Gross Domestic Product (GDP), wages, industrial production and retail sales. Macroeconomic scenarios are reassessed annually or when market conditions so require.

    •   Macroeconomic scenarios: this information involves inherent risks, market uncertainties and other factors that may give rise to results different from those expected.

    •   Probability-weighted loss scenarios: ITAÚ UNIBANCO HOLDING uses weighted scenarios to determine credit loss expected over a suitable observation horizon adequate to classification in stages, considering the projection based on economic variables.

The main judgments exercised to calculate the expected credit loss are: selection of quantitative models to assess the expected credit loss; determination of triggers to significantly increase or decrease credit risk; identification and grouping of portfolios with similar credit risk characteristics; establishment of the maximum contractual period for assets with no determined maturity; determination of prospective information, macroeconomic scenarios and probability-weighted scenarios.

IV.IV - Derivatives and use of hedge accouting

Derivatives: all derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

Accounting Hedge: the risk management conducted with derivative and non-derivative financial instruments may give rise to accounting asymmetries due to the different methods to account for each instrument. In view of this, ITAÚ UNIBANCO HOLDING sometimes qualifies economic hedge operations as accounting hedge operations, changing the usual accounting of hedge items or hedging instruments, and, consequently, eliminating existing accounting asymmetry, in order to reflect the economic effects of hedge activity in the financial statements.

ITAÚ UNIBANCO HOLDING continues applying all the hedge accounting requirements of IAS 39, that describes three types of hedges: cash flow hedge, hedge of net investment in foreign operations and fair value hedge, which are detailed in Note 7.

At the beginning of a hedge transaction, the relationship between the hedging instruments and the hedged items, its risk management objective and strategy are documented. They can be designated as hedging instruments for accounting purposes, derivatives, financial and qualifiable financial assets and liabilities.

To maintain the accounting hedge strategies, ITAÚ UNIBANCO HOLDING assesses the effectiveness of strategies on a continuous basis. In the event the hedge becomes ineffective, the designation is revoked, or the derivative expires or is sold, the accounting hedge should be prospectively discontinued.

The main judgments exercised in the assessment of hedge strategies are: identification of qualifiable assets and liabilities; determination of the risk to be hedged; selection of quantitative models for effectiveness assessment.

    •   Cash flow hedge: the effective portion of gains or losses on hedging instrument is recognized directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the assessment of effectiveness are recognized in income.

To evaluate the effectiveness of the cash flow hedge, ITAÚ UNIBANCO HOLDING uses the hypothetical derivative method.

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At the time the corresponding income or expense of the hedged financial item affects income, the hedge reserve is reclassified to Income on Financial Assets and Liabilities at Fair Value through Profit or Loss. For non-financial hedged items, the hedge reserve is incorporated into the initial cost of the corresponding asset or liability.

If the accounting hedge is discontinued, the hedge reserve will be reclassified to income at the time the expected transaction occurs or is no longer expected to occur.

    •   Hedge of net investment in foreign operations: is accounted for in a manner similar to a cash flow hedge: the effective portion of hedge instrument gains or losses is recorded directly in Other Comprehensive Income (hedge reserve). The ineffective portion or hedge components excluded from the effectiveness analysis are recognized in income.

To evaluate the effectiveness of the hedge of net investments in foreign operations, ITAÚ UNIBANCO HOLDING uses the dollar offset method.

In the period the foreign operation is partially or completely disposed of, hedge is discontinued, and the hedge reserve is reclassified proportionally to income.

    •   Fair value hedge: gains or losses arising from the measurement at fair value of the covered item, which correspond to the effective portion of the hedge, are recognized in income.

If the accounting hedge is discontinued, any adjustment in the book value of the covered item should be amortized in income.

To evaluate the effectiveness of the fair value hedge, ITAÚ UNIBANCO HOLDING uses the percentage approach and dollar offset method.

V - Other non-financial assets

Other non-financial assets are composed of Prepaid expenses, Sundry domestic, Lease right-of-use, Encrypted digital assets, Assets held for sale, among others.

Encrypted digital assets can be used as a means of exchange or value reserve and are acquired for trading. Recognition and measurement are carried at fair value and are classified in the level 1 of the fair value hierarchy, since their values reflect quoted (unadjusted) prices available in active markets. Subsequent appreciation and depreciation are recognized in income for the period.

Assets Held for Sale are registered upon their receipt in the settlement of financial assets or by the decision to sell own assets. These assets are initially accounted for at the lower of: (i) the fair value of the good less the estimated selling costs (ii) their book value.

ITAÚ UNIBANCO HOLDING exercises judgment when assessing the fair value of the asset, either upon the initial recognition or in the subsequent measurement, considering, when applicable, evaluation reports and the likelihood of definitive hindrance to sale.

VI - Investments in associates and joint ventures

Associates are companies in which ITAÚ UNIBANCO HOLDING has a significant influence, mainly represented by participation in the Board of Directors or Executive Board, and in the processes of development of operating and financial policies, including the distribution of dividends, provided that they are not considered rights to protect minority interest.

Joint ventures are arrangements in which the parties are entitled to the net assets of the business, which is jointly controlled, this is, decisions about the business are made unanimously between the parties, regardless their percentage of interest.

Investments in associates and joint ventures include goodwill identified in the acquisition, net of any accumulated impairment loss. They are recognized at acquisition cost and are accounted for under the equity method.

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VII - Lease operations (Lessee)

To conduct its commercial activities, ITAÚ UNIBANCO HOLDING is the lessee, mainly of real estate (underlying assets) in the execution of the contract; future rent payments are recognized at present value discounted by an average funding rate (incremental rate) in the heading Other liabilities and the financial expense is recognized in income. In counterparty to this financial liability, a right of use is recognized, depreciated under the straight-line method for the lease term and tested semiannually to identify possible impairment losses. In cases the underlying asset is of low value (except real estate), payments are recognized in liabilities as a counterparty to expense, when due.

To establish the lease period, ITAÚ UNIBANCO HOLDING considers the non-cancellable period of the contract, the expectation of renewal, contractual termination, and the expected vacancy period, as the case may be.

The main judgments exercised in lease operations are: determination of the discount rate that reflects the cost that would be incurred to buy the asset; establishment of low-value assets; and assessment of the expectation of contractual renewal.

VIII - Fixed assets

Fixed assets are booked at their acquisition cost less accumulated depreciation, and adjusted for impairment, if applicable. Depreciation is calculated on the straight-line method using rates based on the estimated useful lives of these assets.

ITAÚ UNIBANCO HOLDING recognizes in fixed assets expenses that increase (i) productivity, (ii) efficiency or (iii) the useful life of the asset for more than one fiscal year.

The main judgements are about the definition of the residual values and useful life of assets.

IX - Goodwill and lntangible assets

Goodwill is generated in business combinations and acquisitions of ownership interests in associates and joint ventures. It represents the future economic benefits expected from the transaction that are neither individually identified nor separately recognized, not being amortized.

Intangible assets are immaterial goods acquired or internally developed, they include the Association for the promotion and offer of financial products and services, softwares and rights for acquisition of payrolls.

Intangible assets are measured at amortized cost after initial recognition and amortized using the straight-line method over their estimated useful lives.

X - Impairment of non-financial assets

The recoverable amount of investments in associates and joint ventures, right-of-use assets, fixed assets, goodwill and intangible assets is assessed semiannually or when there is an indication of loss. The assessment is conducted individually by asset class whenever possible or by cash-generating unit (CGU).

To assess the recoverable amount, ITAÚ UNIBANCO HOLDING considers the materiality of the assets, except for goodwill, which is evaluated regardless of its amount. The main internal and external indications which can impact the recoverable amount are: business strategies established by management; obsolescence and/or disuse of software/hardware; and the macroeconomic, market and regulatory scenario.

Depending on the asset class, the recoverable amount is estimated using especially the methodologies: Discounted Cash Flow, Multiple and Dividend Flow, using a discount rate that in general reflects financial and economic variables, such as risk-free interest rate and a risk premium.

The assessment of recoverable amount reflects the Management’s best estimate for the expected future cash flows from individual assets or CGU, as the case may be.

The main judgments exercised in the assessment of recoverable amount of non-financial assets are: the choice of the most appropriate methodology, the discount rate and assumptions for cash inflows and outflows.

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XI - Insurance contracts and private pension

To measure the groups of insurance contracts and private pension, ITAÚ UNIBANCO HOLDING uses the three measurement approaches below, considering the characteristics of the contracts:

    •   Standard Model (Building Block Approach - BBA): insurance contracts without direct participation feature with coverage longer than 1 year or that are onerous. The Insurance portfolio basically includes Life, Health, Credit Life and Housing, the first two of which are onerous. The Private Pension portfolio includes Traditional Plans and Death and Disability Risk Coverage Plans, the former being onerous. Insurance contracts and private pension classified as onerous are not actively sold, and the contractual conditions of the life insurance contracts in force are different and classified as profitable.

    •   Variable Fee Approach (VFA): applicable to insurance contracts with direct participation features are insurance contracts that are substantially investment-related service contracts under which an entity promises an investment return based on underlying items. ITAÚ UNIBANCO HOLDING applies this approach to the Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL) private pension plans, whose contributions are remunerated at the fair value of the investment fund specially organized in which funds are invested and the insured party has the possibility of earning income after the accumulation period.

    •   Simplified Model (Premium Allocation Approach - PAA): insurance contracts and reinsurance contracts held, whose coverage periods are equal to or less than one year or when they produce results similar to those that would be obtained if the standard model were used, comprising mainly: Personal Accidents and Protected Card. As these are short-term contracts, Liability for Remaining Coverage are not discounted at present value. However, the cash flows of Liability for Incurred Claims are discounted at present value and adjusted to reflect non-financial risks, since they have payments that are made one year after a claim occurs.

The initial recognition of groups of insurance contracts and private pension is performed by the total of:

    •   Contractual service margin, which represents the unearned profit that will be recognized as it provides insurance contract service in the future.

    •   Fulfillment cash flows, composed of the present value of estimated cash inflows and outflows of funds over the period covered by the portfolio, risk adjusted for non-financial risk. The risk adjustment for non-financial risk is the compensation that the entity requires for bearing the uncertainty about the amount and timing of the cash flows that arises from non-financial risk.

The Assets and Liabilities of insurance contracts and private pension are subsequently segregated between:

    •   Asset or Liability for Remaining Coverage: represented by the fulfillment cash flows related to future services and the contractual service margin. The appropriation of the contractual service margin and losses (or reversals) in onerous contracts are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance. In the Private Pension PGBL and VGBL portfolios, the contractual service margin is recognized according to the provision of the management service and insurance risks, and in the other portfolios, recognition is on a straight-line basis over the term of the contract.

    •   Asset or Liability for Incurred Claims: represented by the fulfillment cash flows referring to services already provided, that are, amounts pending financial settlement related to claims and other expenses incurred. Changes in the fulfillment cash flows, including those arising from an increase in the amount recognized due to claims and expenses incurred in the period, are recognized in the Income from Insurance Contracts and Private Pension, net of Reinsurance.

To estimate fulfillment cash flows and expected profitability (contractual service margin), ITAÚ UNIBANCO HOLDING uses actuarial models and assumptions, exercising judgment mainly to establish: (i) the aggregation of contracts; (ii) the period of service provided; (iii) discount rate; (iv) actuarial calculation models; (v) risk adjustment for non-financial risk models and confidence levels; (vi) the group's level of profitability; and (vii) contract coverage unit. The main assumptions used are: (i) inflow assumptions: contributions and premiums; (ii) outflow assumptions: conversion rates into income, redemptions, cancellation rate and loss ratio; (iii) discount rate; (iv) biometric tables; and (v) risk adjustment for non-financial risk.

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Regarding the assessment components separation of an insurance contract, the investment component that exists in ITAÚ UNIBANCO HOLDING’s private pension contracts of is highly interrelated with the insurance component, that is, the investment component (accumulation phase) is necessary to measure the payments to be made to the insured party (benefit granting phase).

For portfolios of long-term insurance contracts and private pension, except for Private Pension PGBL and VGBL portfolios, ITAÚ UNIBANCO HOLDING opted for recognizing changes in discount rates in Other Comprehensive Income, that is, the Financial Income from Insurance Contracts and Private Pension will be segregated between Other Comprehensive Income and income for the period. In the portfolios of short-term insurance and Private Pension PGBL and VGBL, the financial income is fully recognized in income for the period.

The assumptions used in the measurement of insurance contracts and private pension are reviewed periodically and are based on best practices and analysis of the experience of ITAÚ UNIBANCO HOLDING.

The discount rate used by ITAÚ UNIBANCO HOLDING to bring the projected cash flows from insurance contracts and private pension to present value is obtained by building a Term Structure of Interest Rates with internal modeling, which represents a set of vertices that contain the expectation of an interest rate associated with the term of portfolio (or maturity). In addition to considering the characteristics of the indexing units of each portfolio (IGPM, IPCA and TR), the discount rate has a component that aims at reflecting the differences between the liquidity characteristics of the financial instruments that substantiate the rates observed in the market and the liquidity characteristics of insurance contracts (a “bottom-up” approach).

Specifically for insurance products, cash flows are projected using the method known as the run-off triangle on a quarterly basis. For private pension plans, cash flows are projected based on assumptions applicable to the product.

Risk adjustment for non-financial risk is obtained by resampling based on claims data with portfolio by grouping, using the Monte Carlo statistical method. Resampling is brought to present value using the discount rate applied to future cash flows. Based on this, percentiles proportional to the confidence level are calculated, determined in an interval between 60% and 70%, depending on the group.

Biometric tables represent the probability of death, survival or disability of an insured party. For death and survival estimates, the latest Brazilian Market Insurer Experience tables (BR-EMS) are used, adjusted by the criterion of development of longevity expectations of the G Scale, and for the estimates of entry into disability, the Álvaro Vindas table is used.

The conversion rate into income reflects the historical expectation of converting the balances accumulated by insured parties into retirement benefits, and the decision is influenced by behavioral, economic and tax factors.

XII - Provisions, contingent assets and contingent liabilities

Provisions and contingent liabilities are assessed based on the Management’s best estimates considering the opinion of legal advisors. The accounting treatment of provisions and contingent liabilities depends on the likelihood of disbursing funds to settle obligations:

    •   Probable: a provision is recognized.

    •   Possible: no provision is recognized, and contingent liabilities are disclosed in the Financial Statements.

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    •   Remote: no provision is recognized, and contingent liabilities are not disclosed in the Financial Statements.

Provisions and contingent liabilities are estimated in a mass or individualized basis:

    •   Mass Lawsuits: civil lawsuits and labor claims with similar characteristics, whose individual amounts are not relevant. The expected amount of the loss is estimated on a monthly basis, according to statistical model. Civil and labor provision and contingencies are adjusted to the amount of the performance guarantee deposit when it is made. For civil lawsuits, their nature, and characteristics of the court in which they are being processed (Small Claims Court or Ordinary Court) is observed. For labor claims, the estimated amount is reassessed considering the court decisions rendered.

    •   Individual Lawsuits: civil lawsuits, labor claims, tax claims and social security lawsuits with peculiar characteristics or relevant amounts. For civil lawsuits and labor claims, the expected amount of the loss is periodically estimated, as the case may be, based on the determination of the amount claimed and the particularities of the lawsuits. The likelihood of loss is assessed according to the characteristics of facts and points of law regarding that lawsuit. Tax and social security lawsuits are assessed individually and are accounted for at the amount due.

Assets pledged as guarantees of civil lawsuits, labor claims, tax claims and social security lawsuits should be conducted in court and are retained until a definitive court decision is made. Cash deposits, surety insurance, sureties and government securities are offered, and in case of unfavorable decision, the amount is paid to the counterparty. The amount of judicial deposits is updated in accordance with the regulations in force.

Civil, labor, tax, and social security provisions, guaranteed by indemnity clauses in privatization and other procedures, in which there is liquidity, are recognized upon judicial notice, simultaneously with amounts receivable, not having effect on income.

The main judgments exercised in the measurement of provisions and contingencies are: assessment of the probability of loss; aggregation of mass lawsuits; selection of the statistical model for loss assessment; and estimated provisions amount.

Information on provisions and contingencies for legal proceedings are detailed in Note 29.

XIII - Income tax and social contribution

The provision for income tax and social contribution is composed for current taxes, which are recovered or paid during the reporting period, and deferred taxes, represented by deferred tax assets and liabilities, arising from the differences between the tax bases of assets and liabilities and the amounts reported at the end of each period.

Deferred tax assets may arise from: temporary differences, which may be deductible in future periods, and income tax losses and social contribution tax loss on net income, which may be offset in the future.

The expected realization of deferred tax assets is estimated based on the projection of future taxable profits and other technical studies, observing the history of profitability for each subsidiary and for the consolidated taken as whole.

The main assumptions considered in the projections of future taxable income are: macroeconomic variables, exchange rates, interest rates, volume of financial operations, service fees, internal business information, among others, which may present variations in relation to actual data and amounts.

The main judgments that ITAÚ UNIBANCO HOLDING exercises in recognition of deferred tax assets and liabilities are: identification of deductible and taxable temporary differences in future periods; and evaluation of the likelihood of the existence of future taxable profit against which the deferred tax assets may be used.

ITAÚ UNIBANCO HOLDING applies the normative exception and does not recognize and disclose deferred tax assets and liabilities related to taxes on profits under Pillar II of the Organization for Economic Cooperation and Development (OECD). Currently no material impacts on current tax are expected in the jurisdictions applicable to ITAÚ UNIBANCO HOLDING.

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The income tax and social contribution expense is recognized in the Statement of Income under Income Tax and Social Contribution, except when it refers to items directly recognized in Other Comprehensive Income, which will be recognized in income upon realization of the gain/loss on the instruments.

Changes in tax legislation and rates are recognized in the period in which they are enacted.

In cases where tax treatment of a tax is uncertain, ITAÚ UNIBANCO HOLDING assesses the need for recognizing a provision to cover this uncertainty.

XIV - Post-employment benefits

ITAÚ UNIBANCO HOLDING sponsors post-employment benefit plans for employees in Defined Benefit, Defined Contribution and Variable Contribution modalities.

The present value of obligations, net of fair value of assets, is recognized in the actuarial liabilities according to the characteristics of the plan and actuarial estimates. When the fair value of the plan assets exceeds the present value of obligations, an asset is recognized, limited to the rights of ITAÚ UNIBANCO HOLDING.

Actuarial estimates are based on assumptions of the following nature: (i) demographic: mainly the mortality table; and (ii) financial: the most relevant ones are the projection of inflation and the discount rate used to determine the present value of the obligations that considers the yields of government securities and the maturity of respective obligations.

Annual remeasurements of the plans are recognized under Stockholders’ Equity, in other Comprehensive Income.

The main judgments exercised in calculating the obligation of post-employment benefit plans are: selection of the mortality table and the discount rate.

XV - Share-based payments

Share-based payments are measured at the fair value, with recognition in Stockholders’ Equity during the vesting period of the instruments.

In case the manager or employee leaves before the end of the vesting period, ITAÚ UNIBANCO HOLDING exercises judgment on the departure conditions, considering the specificity of each plan.

The plans are settled with shares and are made up of variable compensation programs in shares and partner program.

XVI - Treasury shares

The purchase and sale of common and preferred shares are recorded in Stockholders’ Equity under Treasury shares at average share price.

The difference between the sale price and the average price of the treasury shares is accounted for as a reduction or increase in Capital Reserves. The cancellation of treasury shares is conducted at the average price of shares and its effect is accounted for in Capital Reserves.

F-20

XVII - Capital compensation

ITAÚ UNIBANCO HOLDING compensates its shareholders with dividends and Interest on Capital. Interest on capital is treated for accounting purposes as a dividend, and it is presented as a reduction of Stockholders' Equity in the Consolidated Financial Statements.

Dividends are calculated and paid on the basis of the financial statements prepared under Brazilian accounting standards.

Minimum dividend amounts ascertained based on percentages established in the bylaws are recorded as liabilities. Any other amount above the mandatory minimum dividend is accounted for as a liability when approved by of the Board of Directors.

Dividends and interest on capital are presented in Note 19.

XVIII - Commissions and banking fees

Commissions and Banking Fees are recognized when ITAÚ UNIBANCO HOLDING provides or offers services to customers, in an amount that reflects the consideration ITAÚ UNIBANCO HOLDING expects to collect in exchange for those services. Incremental costs, when material, are recognized in assets and appropriated in income according to the expected term of the contract.

Service revenues related to credit cards, debit, current account, economic, financial and brokerage advisory are recognized when said services are provided.

Revenue from certain services, such as fees from funds management, collection and custody, are recognized over the life of the respective agreements, as services are provided.

ITAÚ UNIBANCO HOLDING exercises judgment to identify whether the performance obligation is satisfied over the life of the contract or at the time the service is provided.

Note 3 - Business development

Banco Itaú Chile

ITAÚ UNIBANCO HOLDING began controlling Banco Itaú Chile (ITAÚ CHILE) on April 1st, 2016, after the execution of a shareholders’ agreement with Corp Group. In July 2022, the shareholders’ agreement was fully terminated and ITAÚ UNIBANCO HOLDING, after a series of corporate events, now holds 65.62% of ITAÚ CHILE’s capital.

During 2023, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired a total of 3,707,104 shares and 554,650 ADS (equivalent to 184,883 shares), including through the voluntary offering for the acquisition of shares, for the total amount of R$ 193 (CLP 33,012 million), then holding 67.42% of ITAÚ CHILE’s capital.

Acquisition of Ideal Holding Financeira S.A.

On January 13, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Corretora de Valores S.A., entered into a purchase and sale agreement of up to 100% of capital of Ideal Holding Financeira S.A. (IDEAL). The purchase will be carried out in two phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING acquired 50.1% of IDEAL’s total voting capital for R$ 700, starting to hold control of the company. In the second phase, after five years, ITAÚ UNIBANCO HOLDING may exercise the right to purchase the remaining ownership interest, in order to reach 100% of IDEAL’s capital.

IDEAL is a 100% digital broker and currently offers electronic trading and DMA (direct market access) solutions, within a flexible and cloud-based platform.

The management and development of IDEAL's business will continue to be autonomous in relation to ITAÚ UNIBANCO HOLDING, according to the terms and conditions of the Shareholders' Agreement for this transaction and ITAÚ UNIBANCO HOLDING will not have exclusivity in the provision of services.

F-21

The effective acquisitions and financial settlements occured on March 31, 2023, after the required regulatory approvals are received.

Zup I.T. Serviços em Tecnologia e Inovação S.A.

On October 31, 2019, ITAÚ UNIBANCO HOLDING, through its subsidiary Redecard Instituição de Pagamento S.A. (REDE), entered into a purchase and sale agreement for 100% of Zup I.T. Serviços em Tecnologia e Inovação S.A.'s (ZUP) capital in three phases, and the first phase, was performed in March 2020, granted control to ITAÚ UNIBANCO HOLDING.

In 2023, ITAÚ UNIBANCO HOLDING increased its ownership interest by 20.57% (2,228,342 shares) for the amount of R$ 199, then holding 72.51%.

In 2024, there was a dilution of 1.32% (issuance of 200,628 new shares) in the ownership interest of ITAÚ UNIBANCO HOLDING and the completion of the third stage, with the acquisition of the remaining ownership interest of 28.81% (3,178,623 shares) in the ZUP's capital for the amount of R$ 312.

The effective acquisitions occurred on May 31, 2023, June 14, 2023 and March 28, 2024.

Totvs Techfin S.A.

On April 12, 2022, ITAÚ UNIBANCO HOLDING, through its subsidiary Itaú Unibanco S.A., with TOTVS S.A. (TOTVS) entered into an agreement for the organization of a joint venture, called Totvs Techfin S.A. (TECHFIN), which combined technology and financial solutions, adding the supplementary expertise of the partners to provide corporate clients with, in an expeditious and integrated manner, the best experiences in buying products directly from the platforms already offered by TOTVS.

TOTVS contributed with assets of its current TECHFIN operation to a company of which ITAÚ UNIBANCO HOLDING became a partner with a 50% ownership interest in capital, and each partner may appoint half of the members of the Board of Directors and the Executive Board. For the ownership interest, ITAÚ UNIBANCO HOLDING paid TOTVS the amount of R$ 610 and, as a complementary price (earn-out), it will pay up to R$ 450 after five years upon achievement of goals aligned with the growth and performance purposes. Additionally, ITAÚ UNIBANCO HOLDING will contribute the funding commitment for current and future operations, credit expertise and development of new products at TECHFIN.

The effective acquisition and financial settlement occurred on July 31, 2023, after the required regulatory approvals.

Banco Itaú Argentina S.A.

After obtaining the authorization of the Central Bank of the Argentine Republic on November 2, 2023, ITAÚ UNIBANCO HOLDING, through Itaú Unibanco S.A., consummated the operation for disposing of the totality of their shares held in Banco Itaú Argentina S.A. and its controlled companies to Banco Macro S.A.

On November 3, 2023, ITAÚ UNIBANCO HOLDING received from Banco Macro S.A., for the completion of the transaction, the approximate amount of R$ 253 (US$ 50 million), thus generating an impact on the result of the third quarter of 2023 of R$ (1,211).

Avenue Holding Cayman Ltd

On July 08, 2022, ITAÚ UNIBANCO HOLDING entered into a share purchase agreement with Avenue Controle Cayman Ltd and other selling stockholders for the acquisition of control of Avenue Holding Cayman Ltd (AVENUE). The purchase will be carried out in three phases over five years. In the first phase, ITAÚ UNIBANCO HOLDING, through its subsidiary ITB Holding Brasil Participações Ltda., acquired 35% of AVENUE’s capital, which became a joint venture, for approximately R$ 563. In the second phase, in the 4th quarter of 2025, ITAÚ UNIBANCO HOLDING will acquire additional ownership equivalent to control with 50.1% of AVENUE’s capital. After five years of the first phase, ITAÚ UNIBANCO HOLDING may exercise a call option for the remaining ownership interest.

AVENUE holds a U.S. digital securities broker aimed to democratize the access of Brazilian investors to the international market.

F-22

Regulatory approvals were completed on October 31, 2023, and the process for the acquisition and financial settlement occurred on November 30, 2023.

In August 2024, AVENUE issued new shares which resulted in the reduction of ITAÚ UNIBANCO HOLDING’s ownership interest to 33.6% in AVENUE’s capital.

Note 4 - Interbank deposits and securities purchased under agreements to resell

	12/31/2024			12/31/2023
	Current	Non-current	Total	Current	Non-current	Total
Securities purchased under agreements to resell	242,542	677	243,219	238,227	81	238,308
Collateral held	77,521	677	78,198	79,577	23	79,600
Collateral repledge	117,108	-	117,108	125,753	58	125,811
Assets received as collateral with right to sell or repledge	7,223	-	7,223	3,733	-	3,733
Assets received as collateral without right to sell or repledge	109,885	-	109,885	122,020	58	122,078
Collateral sold	47,913	-	47,913	32,897	-	32,897
Interbank deposits	53,529	13,396	66,925	43,857	7,143	51,000
Total	296,071	14,073	310,144	282,084	7,224	289,308

In Securities purchased under agreements to resell, the amounts of R$ 7,031 (R$ 0 at 12/31/2023) are pledged in guarantee of operations on B3 S.A. - Brasil, Bolsa, Balcão (B3) and BACEN and the amounts of R$ 165,020 (R$ 158,708 at 12/31/2023) are pledged in guarantee of repurchase commitment transactions.

In the total portfolio, includes losses in the amounts of R$ (7) (R$ (20) at 12/31/2023).

F-23

Note 5 - Financial assets at fair value through profit or loss and designated at fair value through profit or loss - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	12/31/2024			12/31/2023
	Cost	Adjustments to Fair Value (in Income)	Fair value	Cost	Adjustments to Fair Value (in Income)	Fair value
Investment funds	37,642	(539)	37,103	27,041	(471)	26,570
Brazilian government securities	366,857	(5,161)	361,696	340,818	1,274	342,092
Government securities – Latin America	4,404	(23)	4,381	2,854	21	2,875
Government securities – Abroad	1,490	(17)	1,473	2,599	(37)	2,562
Corporate securities	161,447	(6,275)	155,172	141,467	(3,814)	137,653
Shares	27,860	(1,980)	25,880	27,844	(1,309)	26,535
Rural product note	972	(31)	941	4,192	11	4,203
Bank deposit certificates	450	-	450	128	-	128
Real estate receivables certificates	1,754	(100)	1,654	1,655	(64)	1,591
Debentures	91,544	(4,402)	87,142	79,026	(2,478)	76,548
Eurobonds and other	2,017	(26)	1,991	2,460	4	2,464
Financial bills	33,062	9	33,071	22,552	-	22,552
Promissory and commercial notes	1,214	2	1,216	2,611	(9)	2,602
Other	2,574	253	2,827	999	31	1,030
Total	571,840	(12,015)	559,825	514,779	(3,027)	511,752

The Securities pledged as Guarantee of Funding of Financial Institutions and Customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 108,595 (R$ 118,798 at 12/31/2023), b) Government securities - Latin America R$ 2,539 (R$ 87 at 12/31/2023) and c) Corporate securities R$ 11,775 (R$ 11,788 at 12/31/2023), totaling R$ 122,909 (R$ 130,673 at 12/31/2023).

F-24

The cost and fair value per maturity of Financial Assets at Fair Value Through Profit or Loss - Securities were as follows:
	12/31/2024		12/31/2023
	Cost	Fair value	Cost	Fair value
Current	135,385	133,168	129,409	127,597
Non-stated maturity	48,007	45,488	44,899	43,119
Up to one year	87,378	87,680	84,510	84,478
Non-current	436,455	426,657	385,370	384,155
From one to five years	337,427	332,301	289,917	289,490
From five to ten years	64,355	62,410	62,474	62,451
After ten years	34,673	31,946	32,979	32,214
Total	571,840	559,825	514,779	511,752

Financial assets at fair value through profit or loss - Securities include assets with a fair value of R$ 287,919 (R$ 253,287 at 12/31/2023) that belong to investment funds wholly owned by Itaú Vida e Previdência S.A. The return of those assets (positive or negative) is fully transferred to customers of our PGBL and VGBL private pension plans whose premiums (net of fees) are used by our subsidiary to purchase quotas of those investment funds.

The financial assets that ITAÚ UNIBANCO HOLDING adopted the option of designating at fair value through profit or loss are:
		12/31/2024
		Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian government securities		38	5	43
Government securities - Latin America		275	-	275
Total		313	5	318

		12/31/2023
		Cost	Adjustments to Fair Value (in Income)	Fair value
Brazilian government securities		-	-	-
Total	1	-	-	-

The cost and fair value by maturity of Financial assets designated as fair value through profit or loss - Securities were as follows:
	12/31/2024		12/31/2023
	Cost	Fair Value	Cost	Fair Value
Non-current	313	318	-	-
From one to five years	12	12	-	-
From five to ten years	249	249	-	-
After ten years	52	57	-	-
Total	313	318	-	-

Note 6 - Derivatives

ITAÚ UNIBANCO HOLDING trades in derivative financial instruments with various counterparties to manage its overall exposures and to assist its customers in managing their own exposures.

Futures - Interest rate and foreign currency futures contracts are commitments to buy or sell a financial instrument at a future date, at an agreed price or yield, and may be settled in cash or through delivery. The notional amount represents the face value of the underlying instrument. Commodity futures contracts or financial instruments are commitments to buy or sell commodities (mainly gold, coffee and orange juice) on a future date, at an agreed price, which are settled in cash. The notional amount represents the quantity of such commodities multiplied by the future price on the contract date. Daily cash settlements of price movements are made for all instruments.

F-25

Forwards - Interest rate forward contracts are agreements to exchange payments on a specified future date, based on the variation in market interest rates from trade date to contract settlement date. Foreign exchange forward contracts represent agreements to exchange the currency of one country for the currency of another at an agreed price, on an agreed settlement date. Financial instrument forward contracts are commitments to buy or sell a financial instrument on a future date at an agreed price and are settled in cash.

Swaps - Interest rate and foreign exchange swap contracts are commitments to settle in cash on a future date or dates the differentials between two specific financial indices (either two different interest rates in a single currency or two different rates each in a different currency), as applied to a notional principal amount. Swap contracts shown under Other in the table below correspond substantially to inflation rate swap contracts.

Options - Option contracts give the purchaser, for a fee, the right, but not the obligation, to buy or sell a financial instrument within a limited time, including a flow of interest, foreign currencies, commodities, or financial instruments at an agreed price that may also be settled in cash, based on the differential between specific indices.

Credit Derivatives - Credit derivatives are financial instruments with value deriving from the credit risk on debt issued by a third party (the reference entity), which permit one party (the buyer of the hedge) to transfer the risk to the counterparty (the seller of the hedge). The seller of the hedge must pay out as provided for in the contract if the reference entity undergoes a credit event, such as bankruptcy, default or debt restructuring. The seller of the hedge receives a premium for the hedge but, on the other hand, assumes the risk that the underlying instrument referenced in the contract undergoes a credit event, and the seller may have to make payment to the purchaser of the hedge for up to the notional amount of the credit derivative.

The total value of margins pledged in guarantee by ITAÚ UNIBANCO HOLDING was R$ 24,254 (R$ 24,812 at 12/31/2023) and was basically composed of government securities.

Further information on parameters used to manage risks, may be found in Note 32 – Risk and Capital Management.

F-26

a) Derivatives Summary

See below the composition of the Derivative financial instruments portfolio (assets and liabilities) by type of instrument, stated fair value and maturity date.
	12/31/2024
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	55,428	59.9%	4,511	1,276	1,653	2,610	8,237	37,141
Option agreements	21,170	22.9%	6,209	2,371	1,892	8,767	1,454	477
Forwards	1,739	1.9%	1,568	62	87	5	-	17
Credit derivatives	633	0.7%	2	1	25	26	19	560
NDF - Non Deliverable Forward	12,207	13.2%	2,227	2,565	2,254	2,478	1,614	1,069
Other Derivative Financial Instruments	1,262	1.4%	715	130	5	2	6	404
Total	92,439	100.0%	15,232	6,405	5,916	13,888	11,330	39,668
% per maturity date			16.5%	6.9%	6.4%	15.0%	12.3%	42.9%

	12/31/2024
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(51,394)	60.2%	(3,187)	(1,889)	(2,403)	(3,665)	(10,065)	(30,185)
Option agreements	(20,588)	24.1%	(3,902)	(2,424)	(2,177)	(10,224)	(1,065)	(796)
Forwards	(1,450)	1.7%	(1,435)	-	-	(2)	-	(13)
Credit derivatives	(795)	0.9%	-	-	(153)	(58)	(6)	(578)
NDF - Non Deliverable Forward	(10,761)	12.6%	(2,048)	(2,884)	(2,235)	(1,676)	(1,415)	(503)
Other Derivative Financial Instruments	(425)	0.5%	(203)	(9)	(5)	(1)	(15)	(192)
Total	(85,413)	100.0%	(10,775)	(7,206)	(6,973)	(15,626)	(12,566)	(32,267)
% per maturity date			12.6%	8.4%	8.2%	18.3%	14.7%	37.8%

F-27

	12/31/2023
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Assets
Swaps – adjustment receivable	37,957	68.7%	4,310	1,063	1,177	2,915	7,921	20,571
Option agreements	7,718	14.0%	1,374	3,095	675	1,638	710	226
Forwards	3,274	5.9%	3,129	85	32	9	-	19
Credit derivatives	282	0.5%	2	-	5	11	73	191
NDF - Non Deliverable Forward	5,378	9.7%	1,048	1,191	1,025	1,032	789	293
Other Derivative Financial Instruments	642	1.2%	464	2	7	8	7	154
Total	55,251	100.0%	10,327	5,436	2,921	5,613	9,500	21,454
% per maturity date			18.7%	9.8%	5.3%	10.2%	17.2%	38.8%

	12/31/2023
	Fair value	%	0-30	31-90	91-180	181-365	366-720	Over 720 days
Liabilities
Swaps – adjustment payable	(35,741)	63.8%	(3,231)	(745)	(1,245)	(2,074)	(6,476)	(21,970)
Option agreements	(8,972)	20.4%	(903)	(775)	(1,542)	(4,693)	(595)	(464)
Forwards	(2,982)	5.3%	(2,965)	-	-	-	(1)	(16)
Credit derivatives	(149)	0.5%	-	-	(1)	(2)	(32)	(114)
NDF - Non Deliverable Forward	(4,478)	9.6%	(887)	(812)	(1,037)	(1,027)	(443)	(272)
Other Derivative Financial Instruments	(153)	0.4%	(2)	(4)	(4)	(2)	(6)	(135)
Total	(52,475)	100.0%	(7,988)	(2,336)	(3,829)	(7,798)	(7,553)	(22,971)
% per maturity date			15.2%	4.5%	7.3%	14.9%	14.4%	43.7%

F-28

b) Derivatives by index and Risk Factor

		Off-balance sheet / notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
		12/31/2024
Future contracts		868,983	-	-	-
Purchase commitments		322,323	-	-	-
Shares		11,490	-	-	-
Commodities		1,266	-	-	-
Interest		275,950	-	-	-
Foreign currency		33,617	-	-	-
Commitments to sell		546,660	-	-	-
Shares		14,438	-	-	-
Commodities		6,878	-	-	-
Interest		490,906	-	-	-
Foreign currency		34,438	-	-	-
Swap contracts			(7,451)	11,485	4,034
Asset position		2,844,414	24,685	30,743	55,428
Shares		24,730	128	(45)	83
Commodities		147	1	4	5
Interest		2,613,244	15,244	27,868	43,112
Foreign currency		206,293	9,312	2,916	12,228
Liability position		2,844,414	(32,136)	(19,258)	(51,394)
Shares		30,542	(1,484)	985	(499)
Commodities		757	-	(4)	(4)
Interest		2,586,466	(18,387)	(18,067)	(36,454)
Foreign currency		226,649	(12,265)	(2,172)	(14,437)
Option contracts		2,325,428	871	(289)	582
Purchase commitments – long position		415,232	15,680	2,908	18,588
Shares		57,471	13,309	21	13,330
Commodities		4,761	252	114	366
Interest		302,455	725	1,705	2,430
Foreign currency		50,545	1,394	1,068	2,462
Commitments to sell – long position		745,131	3,651	(1,069)	2,582
Shares		66,670	1,351	35	1,386
Commodities		1,762	59	(4)	55
Interest		623,204	162	(153)	9
Foreign currency		53,495	2,079	(947)	1,132
Purchase commitments – short position		423,455	(15,629)	(3,077)	(18,706)
Shares		53,380	(11,592)	262	(11,330)
Commodities		4,822	(153)	(85)	(238)
Interest		304,499	(2,191)	(1,708)	(3,899)
Foreign currency		60,754	(1,693)	(1,546)	(3,239)
Commitments to sell – short position		741,610	(2,831)	949	(1,882)
Shares		66,041	(1,130)	(256)	(1,386)
Commodities		2,720	(124)	-	(124)
Interest		623,629	(159)	134	(25)
Foreign currency		49,220	(1,418)	1,071	(347)
Forward operations		5,273	287	2	289
Purchases receivable		328	373	(1)	372
Shares		37	37	(1)	36
Interest		291	336	-	336
Purchases payable obligations		-	(305)	-	(305)
Commodities		-	(15)	-	(15)
Interest		-	(290)	-	(290)
Sales receivable		2,110	1,366	1	1,367
Shares		286	281	1	282
Commodities		18	18	-	18
Interest		-	1,066	-	1,066
Foreign currency		1,806	1	-	1
Sales deliverable obligations		2,835	(1,147)	2	(1,145)
Interest		1,066	(1,146)	4	(1,142)
Foreign currency		1,769	(1)	(2)	(3)
Credit derivatives		100,812	(210)	48	(162)
Asset position		72,064	584	49	633
Shares		4,976	94	80	174
Commodities		26	-	-	-
Interest		67,062	490	(31)	459
Liability position		28,748	(794)	(1)	(795)
Shares		2,963	(41)	(78)	(119)
Interest		25,785	(753)	77	(676)
NDF - Non Deliverable Forward		632,408	1,166	280	1,446
Asset position		316,826	11,541	666	12,207
Commodities		2,689	284	(32)	252
Foreign currency		314,137	11,257	698	11,955
Liability position		315,582	(10,375)	(386)	(10,761)
Commodities		3,854	(310)	5	(305)
Foreign currency		311,728	(10,065)	(391)	(10,456)
Other derivative financial instruments		18,128	125	712	837
Asset position		15,649	200	1,062	1,262
Shares		1,137	(1)	25	24
Commodities		143	-	6	6
Interest		6,696	201	188	389
Foreign currency		7,673	-	843	843
Liability position		2,479	(75)	(350)	(425)
Shares		1,970	(5)	(20)	(25)
Commodities		184	-	(6)	(6)
Interest		275	(36)	(86)	(122)
Foreign currency		50	(34)	(238)	(272)

		Asset	58,080	34,359	92,439
		Liability	(63,292)	(22,121)	(85,413)
		Total	(5,212)	12,238	7,026

Derivative contracts mature as follows (in days):
Off-balance sheet / notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2024
Future contracts	205,732	342,884	113,961	206,406	868,983
Swap contracts	442,179	391,153	329,901	1,681,181	2,844,414
Option contracts	845,197	289,010	1,139,192	52,029	2,325,428
Forwards (onshore)	1,535	758	2,963	17	5,273
Credit derivatives	7,044	21,839	17,740	54,189	100,812
NDF - Non Deliverable Forward	159,559	235,623	113,305	123,921	632,408
Other derivative financial instruments	5,245	3,139	782	8,962	18,128

F-29

		Off-balance sheet notional amount	Balance sheet account receivable / (received) (payable) / paid	Adjustment to fair value (in income / stockholders' equity)	Fair value
		12/31/2023
Future contracts		844,005	-	-	-
Purchase commitments		267,803	-	-	-
Shares		6,721	-	-	-
Commodities		774	-	-	-
Interest		236,105	-	-	-
Foreign currency		24,203	-	-	-
Commitments to sell		576,202	-	-	-
Shares		6,580	-	-	-
Commodities		4,982	-	-	-
Interest		547,150	-	-	-
Foreign currency		17,490	-	-	-
Swap contracts			230	1,986	2,216
Asset position		2,396,474	19,890	18,067	37,957
Shares		369	7	6	13
Commodities		708	19	1	20
Interest		2,213,528	17,807	15,079	32,886
Foreign currency		181,869	2,057	2,981	5,038
Liability position		2,396,474	(19,660)	(16,081)	(35,741)
Shares		3,416	(612)	405	(207)
Commodities		2,088	(37)	4	(33)
Interest		2,175,623	(17,168)	(13,225)	(30,393)
Foreign currency		215,347	(1,843)	(3,265)	(5,108)
Option contracts		1,648,851	(1,005)	(249)	(1,254)
Purchase commitments – long position		226,918	4,313	688	5,001
Shares		42,955	3,072	1,529	4,601
Commodities		3,130	280	(123)	157
Interest		146,915	241	(103)	138
Foreign currency		33,918	720	(615)	105
Commitments to sell – long position		588,977	3,364	(647)	2,717
Shares		45,623	2,332	(887)	1,445
Commodities		1,409	55	5	60
Interest		521,735	306	74	380
Foreign currency		20,210	671	161	832
Purchase commitments – short position		212,969	(4,679)	(447)	(5,126)
Shares		41,220	(2,905)	(1,048)	(3,953)
Commodities		1,799	(79)	(2)	(81)
Interest		140,310	(1,001)	123	(878)
Foreign currency		29,640	(694)	480	(214)
Commitments to sell – short position		619,987	(4,003)	157	(3,846)
Shares		46,400	(2,776)	653	(2,123)
Commodities		2,947	(122)	(48)	(170)
Interest		545,656	(340)	(51)	(391)
Foreign currency		24,984	(765)	(397)	(1,162)
Forward operations		6,022	290	2	292
Purchases receivable		2,533	2,602	(2)	2,600
Shares		38	38	(2)	36
Interest		2,495	2,564	-	2,564
Purchases payable obligations		-	(2,511)	-	(2,511)
Commodities		-	(16)	-	(16)
Interest		-	(2,495)	-	(2,495)
Sales receivable		2,869	671	3	674
Shares		225	223	-	223
Commodities		16	16	3	19
Interest		1	432	-	432
Foreign currency		2,627	-	-	-
Sales deliverable obligations		620	(472)	1	(471)
Interest		431	(472)	1	(471)
Foreign currency		189	-	-	-
Credit derivatives		53,033	(17)	150	133
Asset position		38,069	(196)	478	282
Shares		4,255	69	75	144
Commodities		15	-	-	-
Interest		33,799	(265)	403	138
Liability position		14,964	179	(328)	(149)
Shares		1,347	(18)	(12)	(30)
Commodities		1	-	-	-
Interest		13,616	197	(316)	(119)
NDF - Non Deliverable Forward		316,620	682	218	900
Asset position		175,223	4,769	609	5,378
Commodities		2,406	269	(45)	224
Foreign currency		172,817	4,500	654	5,154
Liability position		141,397	(4,087)	(391)	(4,478)
Commodities		2,734	(134)	(12)	(146)
Foreign currency		138,663	(3,953)	(379)	(4,332)
Other derivative financial instruments		8,415	180	309	489
Asset position		6,279	188	454	642
Shares		855	-	17	17
Commodities		196	-	4	4
Interest		5,194	188	(33)	155
Foreign currency		34	-	466	466
Liability position		2,136	(8)	(145)	(153)
Shares		1,385	(1)	(14)	(15)
Commodities		209	-	(4)	(4)
Interest		382	(7)	(15)	(22)
Foreign currency		160	-	(112)	(112)
		Asset	35,601	19,650	55,251
		Liability	(35,241)	(17,234)	(52,475)
		Total	360	2,416	2,776

Derivative contracts mature as follows (in days):
Off-balance sheet – notional amount	0 - 30	31 - 180	181 - 365	Over 365 days	12/31/2023
Future contracts	257,896	282,162	98,490	205,457	844,005
Swap contracts	363,159	529,896	232,080	1,271,339	2,396,474
Option contracts	1,043,317	201,220	371,901	32,413	1,648,851
Forwards	3,291	977	1,738	16	6,022
Credit derivatives	3,919	827	8,228	40,059	53,033
NDF - Non Deliverable Forward	116,815	110,717	51,623	37,465	316,620
Other derivative financial instruments	218	706	873	6,618	8,415

F-30

c) Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2024
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	868,953	123,051	2,169,517	3,897	49,473	237,917	106
Over-the-counter market	30	2,721,363	155,911	1,376	51,339	394,491	18,022
Financial institutions	-	2,443,581	103,011	1,357	51,339	160,989	6,190
Companies	30	251,138	49,989	19	-	228,292	11,832
Individuals	-	26,644	2,911	-	-	5,210	-
Total	868,983	2,844,414	2,325,428	5,273	100,812	632,408	18,128

	12/31/2023
	Future contracts	Swap contracts	Option contracts	Forwards	Credit derivatives	NDF - Non Deliverable Forward	Other derivative financial instruments
Stock exchange	843,998	1,270,415	1,567,679	3,080	23,672	97,152	-
Over-the-counter market	7	1,126,059	81,172	2,942	29,361	219,468	8,415
Financial institutions	-	972,002	45,513	2,926	29,361	87,784	5,225
Companies	7	137,068	33,826	16	-	129,034	3,190
Individuals	-	16,989	1,833	-	-	2,650	-
Total	844,005	2,396,474	1,648,851	6,022	53,033	316,620	8,415

F-31

d) Credit derivatives

ITAÚ UNIBANCO HOLDING buys and sells credit protection in order to meet the needs of its customers, to manage and mitigate its portfolios' risk.

CDS (credit default swap) is a credit derivative in which, upon a default related to the reference entity, the protection buyer is entitled to receive the amount equivalent to the difference between the face value of the CDS contract and the fair value of the liability on the date the contract was settled, also known as the recovered amount. The protection buyer does not need to hold the reference entity's debt instrument in order to receive the amounts due when a credit event occurs, as per the terms of the CDS contract.

TRS (total return swap) is a transaction in which a party swaps the total return of an asset or of a basket of assets for regular cash flows, usually interest and a guarantee against capital loss. In a TRS contract, the parties do not transfer the ownership of the assets.

ITAÚ UNIBANCO HOLDING assesses the risk of a credit derivative based on the credit ratings attributed to the reference entity by independent credit rating agencies. Investment grade entities are those for which credit risk is rated as Baa3 or higher, as rated by Moody's, and BBB- or higher, by Standard & Poor’s and Fitch Ratings.

	12/31/2024
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	37,066	6,463	11,940	18,192	471
TRS	36,037	36,037	-	-	-
Total by instrument	73,103	42,500	11,940	18,192	471
By risk rating
Investment grade	10,014	1,222	1,544	7,153	95
Below investment grade	63,089	41,278	10,396	11,039	376
Total by risk	73,103	42,500	11,940	18,192	471
By reference entity
Brazilian government	59,799	40,664	8,678	10,284	173
Governments – abroad	411	78	141	192	-
Private entities	12,893	1,758	3,121	7,716	298
Total by entity	73,103	42,500	11,940	18,192	471

	12/31/2023
	Maximum potential of future payments, gross	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
By instrument
CDS	20,268	1,141	6,492	12,528	107
TRS	18,738	11,569	7,169	-	-
Total by instrument	39,006	12,710	13,661	12,528	107
By risk rating
Investment grade	3,086	55	1,291	1,706	34
Below investment grade	35,920	12,655	12,370	10,822	73
Total by risk	39,006	12,710	13,661	12,528	107
By reference entity
Brazilian government	33,341	12,168	11,355	9,745	73
Governments – abroad	193	1	69	123	-
Private entities	5,472	541	2,237	2,660	34
Total by entity	39,006	12,710	13,661	12,528	107

The following table presents the notional amount of credit derivatives purchased. The underlying amounts are identical to those for which ITAÚ UNIBANCO HOLDING has sold credit protection.
	12/31/2024
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(37,066)	27,708	(9,358)
TRS	(36,037)	-	(36,037)
Total	(73,103)	27,708	(45,395)

	12/31/2023
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
CDS	(20,268)	14,027	(6,241)
TRS	(18,738)	-	(18,738)
Total	(39,006)	14,027	(24,979)

F-32

e) Financial instruments subject to offsetting, enforceable master netting arrangements and similar agreements

The following tables set forth the financial assets and liabilities that are subject to offsetting, enforceable master netting arrangements and similar agreements, as well as how these financial assets and liabilities have been presented in ITAÚ UNIBANCO HOLDING's consolidated financial statements. These tables also reflect the amounts of collateral pledged or received in relation to financial assets and liabilities subject to enforceable arrangements that have not been presented on a net basis in accordance with IAS 32.

Financial assets subject to offsetting, enforceable master netting arrangements and similar agreements:
	12/31/2024
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	243,219	-	243,219	(11,648)	-	231,571
Derivative financial instruments	92,439	-	92,439	(637)	(367)	91,435

	12/31/2023
	Gross amount of recognized financial assets (1)	Gross amount offset in the Balance Sheet	Net amount of financial assets presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral received
Securities purchased under agreements to resell	238,308	-	238,308	(1,504)	-	236,804
Derivative financial instruments	55,251	-	55,251	(16,409)	(356)	38,486
Financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements:
	12/31/2024
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	388,787	-	388,787	(309,008)	-	79,779
Derivative financial instruments	85,413	-	85,413	(637)	-	84,776

	12/31/2023
	Gross amount of recognized financial liabilities (1)	Gross amount offset in the Balance Sheet	Net amount of financial liabilities presented in the Balance Sheet	Related amounts not offset in the Balance Sheet (2)		Total
				Financial instruments (3)	Cash collateral pledged
Securities sold under repurchase agreements	362,786	-	362,786	(39,708)	-	323,078
Derivative financial instruments	52,475	-	52,475	(16,409)	-	36,066

1) Includes amounts of master offset agreements and other such agreements, both enforceable and unenforceable.
2) Limited to amounts subject to enforceable master offset agreements and other such agreements.
3) Includes amounts subject to enforceable master offset agreements and other such agreements, and guarantees in financial instruments.

Financial assets and financial liabilities are offset in the balance sheet only when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

Derivative financial instruments and repurchased agreements not set off in the balance sheet relate to transactions in which there are enforceable master netting agreements or similar agreements, but the offset criteria have not been met in accordance with paragraph 42 of IAS 32 mainly because ITAÚ UNIBANCO HOLDING has no intention to settle on a net basis, or realize the asset and settle the liability simultaneously.

F-33

Note 7 - Hedge accounting

The accounting policy on hedge accounting is presented in Note 2c IV.

In hedge accounting, the groups of risk factors measured by ITAÚ UNIBANCO HOLDING are:

    •   Interest Rate: Risk of loss in transactions subject to interest rate variations.

    •   Currency: Risk of loss in transactions subject to foreign exchange variation.

The structure of risk limits is extended to the risk factor level, where specific limits aim at improving the monitoring and understanding process, as well as avoiding concentration of these risks.

The structures designed for interest rate and exchange rate categories take into account partial or total risk when there are compatible hedging instruments. In certain cases, management may decide to hedge a risk for the risk factor term and limit of the hedging instrument.

The other risk factors hedged by the institution are shown in Note 32.

To protect cash flows and fair value of instruments designated as hedged items, ITAÚ UNIBANCO HOLDING uses derivative financial instruments, financial assets and liabilities. Currently Futures Contracts, NDF (Non Deliverable Forward), Forwards, Swaps and Financial Assets are used.

ITAÚ UNIBANCO HOLDING manages risks through the economic relationship between hedging instruments and hedged items, where the expectation is that these instruments will move in opposite directions and in the same proportion, with the purpose of neutralizing risk factors.

The designated coverage ratio is always 100% of the risk factor eligible for coverage. Sources of ineffectiveness are in general related to the counterparty’s credit risk and possible mismatches of terms between the hedging instrument and the hedged item.

a) Cash flow hedge

The cash flow hedge strategies of ITAÚ UNIBANCO HOLDING consist of hedging exposure to variations in cash flows, in interest payment and currency exposure which are attributable to changes in interest rates on recognized and unrecognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies cash flow hedge strategies as follows:

Interest rate risks:

    •   Hedge of time deposits and repurchase agreements: to hedge fluctuations in cash flows of interest payments resulting from changes in the DI interest rate, through futures contracts.

    •   Hedge of asset transactions: to hedge fluctuations in cash flows of interest receipts resulting from changes in the DI rate, through futures contracts.

    •   Hedge of assets denominated in UF*: to hedge fluctuations in cash flows of interest receipts resulting from changes in the UF*, through swap contracts.

    •   Hedge of Funding: to hedge fluctuations in cash flows of interest payments resulting from changes in the TPM* rate, through swap contracts.

    •   Hedge of loan operations: to hedge fluctuations in cash flows of interest receipts resulting from changes in the TPM* rate, through swap contracts.

    •   Hedge of repurchase agreements: to hedge fluctuations in cash flows of interest received from changes in Selic (benchmark interest rate), through futures contracts.

F-34

    •   Hedging of expected highly probable transactions: to hedge the risk of variation in the amount of the commitments assumed when resulting from variation in the exchange rates.

*UF – Chilean unit of account / TPM – Monetary policy rate

Strategies	Heading	12/31/2024
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	110,405	2,672	2,672	107,677	2,728
Hedge of assets transactions	Loans and lease operations and Securities	2,420	-	(155)	(155)	1,966	(155)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	66,795	-	(3,428)	(3,429)	63,261	(3,428)
Hedge of loan operations	Loans and lease operations	10,955	-	44	59	10,910	44
Hedge of funding	Deposits	-	9,732	3	(61)	9,735	3
Hedge of assets denominated in UF	Securities	39,842	-	(54)	(54)	39,894	(54)
Foreign exchange risk
Hedge of highly probable forecast transactions		-	1,606	(193)	(90)	1,437	(193)
Hedge of funding	Deposits	-	1,176	(11)	(11)	1,165	(11)
Total		120,012	122,919	(1,122)	(1,069)	236,045	(1,066)

Strategies	Heading	12/31/2023
		Hedged item				Hedge instrument
		Book Value		Variation in value recognized in Other comprehensive income	Cash flow hedge reserve	Notional Amount	Variation in fair value used to calculate hedge ineffectiveness
		Assets	Liabilities
Interest rate risk
Hedge of deposits and repurchase agreements	Securities sold under agreements to resell	-	119,464	(1,086)	(1,070)	120,550	(1,086)
Hedge of assets transactions	Loans and lease operations and Securities	7,395	-	(4)	(4)	7,394	(4)
Hedge of asset-backed securities under repurchase agreements	Securities purchased under agreements to resell	41,761	-	1,132	830	42,570	1,132
Hedge of loan operations	Loans and lease operations	18,449	-	185	211	18,265	184
Hedge of funding	Deposits	-	5,993	(95)	(162)	5,899	(95)
Hedge of assets denominated in UF	Securities	10,664	-	21	21	10,704	21
Foreign exchange risk
Hedge of highly probable forecast transactions		-	1,287	35	195	1,323	35
Hedge of funding	Deposits	-	2,300	(12)	(12)	2,288	(12)
Total		78,269	129,044	176	9	208,993	175

For strategies of deposits and repurchase agreements to resell, asset transactions and asset-backed securities under repurchase agreements, ITAÚ UNIBANCO HOLDING frequently reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

The remaining balance in the reserve of cash flow hedge for which the hedge accounting is no longer applied is R$ 53 (R$ (167) at 12/31/2023).

Hedge Instruments	12/31/2024
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	172,904	76	133	(855)	(911)	56	(285)
Forward	33,218	-	132	(45)	(45)	-	-
Swaps	27,321	106	31	38	38	-	(59)
Foreign exchange risk
Futures	1,186	4	-	(181)	(181)	-	(3)
Forward	1,416	34	15	(23)	(23)	-	-
Total	236,045	220	311	(1,066)	(1,122)	56	(347)

Hedge Instruments	12/31/2023
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from Cash flow hedge reserve to income
		Assets	Liabilities
Interest rate risk
Futures	170,514	53	43	42	42	-	(168)
Forward	10,582	44	-	21	21	-	4
Swaps	24,286	179	101	89	90	(1)	(1)
Foreign exchange risk
Futures	1,278	-	7	36	36	-	(9)
Forward	2,333	-	276	(13)	(13)	-	-
Total	208,993	276	427	175	176	(1)	(174)
1) Amounts recorded under heading Derivatives.

F-35

b) Hedge of net investment in foreign operations

ITAÚ UNIBANCO HOLDING's net investment hedge strategies consist of reducing exposure to foreign exchange variation arising from foreign investments in a foreign currency other than the head office’s functional currency.

The risk hedged in this type of strategy is the currency risk.
Strategies	12/31/2024
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	23,701	-	(17,404)	(17,404)	19,363	(17,428)
Total	23,701	-	(17,404)	(17,404)	19,363	(17,428)

Strategies	12/31/2023
	Hedged item				Hedge instrument
	Book Value (2)		Variation in value recognized in Other comprehensive income	Foreign currency conversion reserve	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities
Foreign exchange risk
Hedge of net investment in foreign operations (1)	18,849	-	(13,986)	(13,986)	19,208	(14,210)
Total	18,849	-	(13,986)	(13,986)	19,208	(14,210)
1) Hedge instruments consider the gross tax position. 2) Amounts recorded under heading Derivatives.

The remaining balance in the reserve of foreign currency conversion, for which the accounting hedge is no longer applied, is R$ (1,462) (R$ (23) at 12/31/2023), with no effect on the result due to the maintenance of investments abroad.

Hedge instruments	12/31/2024
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	5,234	21	-	(6,093)	(6,053)	(40)	-
Future / NDF - Non Deliverable Forward	7,933	129	107	(2,640)	(2,610)	(30)	(1)
Future / Financial Assets	6,196	6,490	1,961	(8,695)	(8,741)	46	-
Total	19,363	6,640	2,068	(17,428)	(17,404)	(24)	(1)

Hedge instruments	12/31/2023
	Notional amount	Book Value (1)		Variations in fair value used to calculate hedge ineffectiveness	Variation in the value recognized in Other comprehensive income	Hedge ineffectiveness recognized in income	Amount reclassified from foreign currency conversion reserve into income
		Assets	Liabilities
Foreign exchange risk
Future	2,109	10	-	(5,638)	(5,596)	(42)	136
Future / NDF - Non Deliverable Forward	12,539	120	57	(4,951)	(4,733)	(218)	(104)
Future / Financial Assets	4,560	5,525	350	(3,621)	(3,657)	36	-
Total	19,208	5,655	407	(14,210)	(13,986)	(224)	32
1) Amounts recorded under heading Derivatives.

c) Fair value hedge

The fair value hedging strategy of ITAÚ UNIBANCO HOLDING consists of hedging the exposure to variation in fair value on the receipt and payment of interest on recognized assets and liabilities.

ITAÚ UNIBANCO HOLDING applies fair value hedges as follows:

 Interest rate risk and Foreign exchange risk:

    •   To protect the risk of variation in the fair value of receipt and payment of interest resulting from variations in the fair value of the variable rates and future foreign exchange rates involved, by contracting swaps and futures.

The effects of hedge accounting on the financial position and performance of ITAÚ UNIBANCO HOLDING are presented below:

F-36

Strategies	12/31/2024
	Hedge Item					Hedge Instruments
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	37,116	-	37,423	-	307	37,116	(304)
Hedge of funding	-	25,287	-	25,088	199	25,287	(199)
Hedge of securities	38,527	-	38,313	-	(214)	38,743	214
Foreign exchange risk
Hedge of firm commitments	-	90	-	112	(22)	297	22
Total	75,643	25,377	75,736	25,200	270	101,443	(267)

Strategies	12/31/2023
	Hedge Item					Hedge Instruments
	Book Value (1)		Fair Value		Variation in fair value recognized in income	Notional amount	Variation in fair value used to calculate hedge ineffectiveness
	Assets	Liabilities	Assets	Liabilities
Interest rate risk
Hedge of loan operations	12,592	-	12,597	-	5	12,589	(5)
Hedge of funding	-	16,304	-	16,185	119	16,304	(120)
Hedge of securities	25,179	-	25,386	-	207	25,105	(197)
Foreign exchange risk
Hedge of firm commitments	-	265	-	269	(4)	245	4
Total	37,771	16,569	37,983	16,454	327	54,243	(318)
1) Amounts recorded under heading Deposits, Securities, Funds from Interbank Markets and Loan and Lease Operations.

The remaining accumulated amount of fair value hedge adjustments for items that are no longer hedged is R$ (226) (R$ 51 at 12/31/2023), with effect on the result of R$ 8 (R$ 38 at 12/31/2023).

For loan operations strategies, the entity reestablishes the coverage ratio, since both the hedged item and the instruments change over time. This occurs because they are portfolio strategies that reflect the risk management strategy guidelines approved in the proper authority level.

Hedge Instruments	12/31/2024
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	90,201	1,557	737	(328)	8
Futures	10,945	17	-	39	(5)
Foreign exchange risk
Futures	297	-	-	22	-
Total	101,443	1,574	737	(267)	3

Hedge Instruments	12/31/2023
	Notional amount	Book value (1)		Variation in fair value used to calculate hedge ineffectiveness	Hedge ineffectiveness recognized in income
		Assets	Liabilities
Interest rate risk
Swaps	45,430	893	563	(331)	7
Futures	8,568	62	-	9	2
Foreign exchange risk
Futures	245	1	-	4	-
Total	54,243	956	563	(318)	9
1) Amounts recorded under heading Derivatives.

F-37

The table below presents, for each strategy, the notional amount and the fair value adjustments of hedge instruments and the book value of the hedged item:

	12/31/2024			12/31/2023
	Hedge instruments		Hedged item	Hedge instruments		Hedged item
	Notional amount	Fair value adjustments	Book Value	Notional amount	Fair value adjustments	Book Value
Hedge of deposits and repurchase agreements	107,677	76	110,405	120,550	53	119,464
Hedge of highly probable forecast transactions	1,437	(11)	1,606	1,323	(8)	1,287
Hedge of net investment in foreign operations	19,363	4,572	23,701	19,208	5,248	18,849
Hedge of loan operations (Fair value)	37,116	333	37,116	12,589	430	12,592
Hedge of loan operations (Cash flow)	10,910	54	10,955	18,265	130	18,449
Hedge of funding (Fair value)	25,287	(294)	25,287	16,304	(299)	16,304
Hedge of funding (Cash flow)	10,900	82	10,908	8,187	(328)	8,293
Hedge of assets transactions	1,966	(10)	2,420	7,394	-	7,395
Hedge of asset-backed securities under repurchase agreements	63,261	(123)	66,795	42,570	(43)	41,761
Hedge of assets denominated in UF	39,894	(159)	39,842	10,704	45	10,664
Hedge of securities	38,743	798	38,527	25,105	261	25,179
Hedge of firm commitments	297	-	90	245	1	265
Total		5,318			5,490

The table below shows the breakdown by maturity of the hedging strategies:

	12/31/2024
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	67,617	27,835	9,146	1,467	1,174	438	-	107,677
Hedge of highly probable forecast transactions	1,437	-	-	-	-	-	-	1,437
Hedge of net investment in foreign operations (1)	19,363	-	-	-	-	-	-	19,363
Hedge of loan operations (Fair value)	8,227	12,446	6,090	4,334	4,092	1,647	280	37,116
Hedge of loan operations (Cash flow)	7,310	1,148	746	1,272	434	-	-	10,910
Hedge of funding (Fair value)	12,942	3,574	535	1,556	2,930	3,328	422	25,287
Hedge of funding (Cash flow)	9,404	504	-	126	415	451	-	10,900
Hedge of assets transactions	-	-	1,247	719	-	-	-	1,966
Hedge of asset-backed securities under repurchase agreements	22,629	15,489	17,016	5,170	2,957	-	-	63,261
Hedge of assets denominated in UF	16,801	23,093	-	-	-	-	-	39,894
Hedge of securities	12,256	8,639	3,741	4,384	2,965	5,251	1,507	38,743
Hedge of firm commitments (Fair value)	297	-	-	-	-	-	-	297
Total	178,283	92,728	38,521	19,028	14,967	11,115	2,209	356,851

	12/31/2023
	0-1 year	1-2 years	2-3 years	3-4 years	4-5 years	5-10 years	Over 10 years	Total
Hedge of deposits and repurchase agreements	78,786	17,167	12,556	8,672	1,562	1,807	-	120,550
Hedge of highly probable forecast transactions	1,323	-	-	-	-	-	-	1,323
Hedge of net investment in foreign operations (1)	19,208	-	-	-	-	-	-	19,208
Hedge of loan operations (Fair value)	2,230	2,173	3,114	1,577	2,523	972	-	12,589
Hedge of loan operations (Cash flow)	10,353	5,376	1,280	-	1,256	-	-	18,265
Hedge of funding (Fair value)	6,133	2,575	1,048	532	734	4,979	303	16,304
Hedge of funding (Cash flow)	2,288	2,008	-	678	2,833	380	-	8,187
Hedge of assets transactions	7,394	-	-	-	-	-	-	7,394
Hedge of asset-backed securities under repurchase agreements	-	20,813	10,624	11,133	-	-	-	42,570
Hedge of assets denominated in UF	10,704	-	-	-	-	-	-	10,704
Hedge of securities	7,894	5,538	2,714	1,345	3,179	3,655	780	25,105
Hedge of firm commitments (Fair value)	245	-	-	-	-	-	-	245
Total	146,558	55,650	31,336	23,937	12,087	11,793	1,083	282,444
1) Classified as current, since instruments are frequently renewed.

F-38

Note 8 - Financial assets at fair value through other comprehensive income - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The fair value and corresponding cost of Financial Assets at Fair Value through Other Comprehensive Income - Securities are as follows:
	12/31/2024				12/31/2023
	Cost	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value	Cost	Fair value adjustments (in stockholders' equity)	Expected loss	Fair value
Brazilian government securities	67,954	(3,577)	-	64,377	84,567	(662)	-	83,905
Other government securities	36	-	(36)	-	36	-	(36)	-
Government securities – Latin America	21,421	56	(7)	21,470	23,715	158	(1)	23,872
Government securities – Abroad	13,072	(46)	-	13,026	9,923	(12)	(1)	9,910
Corporate securities	8,981	(1,337)	(214)	7,430	13,252	(771)	(129)	12,352
Shares	1,762	(1,196)	-	566	6,960	(817)	-	6,143
Rural product note	127	(1)	-	126	-	-	-	-
Bank deposit certificates	82	1	-	83	44	1	(1)	44
Real estate receivables certificates	60	(3)	-	57	65	2	-	67
Debentures	1,708	(38)	(172)	1,498	1,837	21	(85)	1,773
Eurobonds and other	4,957	(107)	(38)	4,812	4,081	16	(40)	4,057
Financial bills	51	2	-	53	-	-	-	-
Other	234	5	(4)	235	265	6	(3)	268
Total	111,464	(4,904)	(257)	106,303	131,493	(1,287)	(167)	130,039

The Securities pledged in guarantee of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 33,971 (R$ 38,389 at 12/31/2023), b) Government securities - Latin America R$ 3,050 (R$ 2,932 at 12/31/2023) and c) Corporate securities R$ 986 (R$ 868 at 12/31/2023), totaling R$ 38,007 (R$ 42,189 at 12/31/2023).

The cost and the fair value of financial assets through other comprehensive income - securities by maturity are as follows:
	12/31/2024		12/31/2023
	Cost	Fair value	Cost	Fair value
Current	41,123	39,877	49,545	48,643
Non-stated maturity	1,762	566	6,960	6,143
Up to one year	39,361	39,311	42,585	42,500
Non-current	70,341	66,426	81,948	81,396
From one to five years	49,121	47,809	56,984	56,886
From five to ten years	11,201	10,803	14,518	14,585
After ten years	10,019	7,814	10,446	9,925
Total	111,464	106,303	131,493	130,039

Equity instruments that ITAÚ UNIBANCO HOLDING adopted the option of designating at fair value through other comprehensive income, due to the particularities of a certain market, are presented in the table below:

	12/31/2024				12/31/2023
	Cost	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value	Cost	Adjustments to fair value (in Stockholders' equity)	Expected loss	Fair value
Current
Non-stated maturity
Shares	1,762	(1,196)	-	566	6,960	(817)	-	6,143
Total	1,762	(1,196)	-	566	6,960	(817)	-	6,143

In the period, there were no receipt of dividends (R$ 275 from 01/01 to 12/31/2023) and there were reclassifications in the Stockholders' equity in the amount of R$ 150 due to total sale of Pismo Holdings shares in January 2024, and the fair value of R$ 192. The total sales of XP INC occurred over the March to September 2024, represent amount of R$ (657), and the fair value of R$ 4,508. In 2023, the amount of partial sales of XP INC shares in June 2023 and September 2023 was the R$ (78), and the fair value was R$ 1,121 and R$ 387, respectively.

F-39

Reconciliation of expected loss for Other financial assets, segregated by stages:
01/01/2024
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2023								12/31/2024
Financial assets at fair value through other comprehensive income	(117)	(41)	(2)	10	55	-	(21)	-	(116)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	(1)	(6)	-	-	-	-	-	-	(7)
Government securities - Abroad	(1)	1	-	-	-	-	-	-	-
Corporate securities	(79)	(36)	(2)	10	55	-	(21)	-	(73)
Debentures	(46)	(43)	-	5	54	-	(15)	-	(45)
Eurobonds and other	(30)	8	(2)	5	1	-	(6)	-	(24)
Other	(3)	(1)	-	-	-	-	-	-	(4)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Expected loss
	12/31/2023								12/31/2024
Financial assets at fair value through other comprehensive income	(24)	(83)	(41)	55	21	-	(55)	-	(127)
Corporate securities	(24)	(83)	(41)	55	21	-	(55)	-	(127)
Bank deposit certificate	(1)	1	-	-	-	-	-	-	-
Debentures	(13)	(86)	(24)	49	15	-	(54)	-	(113)
Eurobonds and other	(10)	2	(17)	6	6	-	(1)	-	(14)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Expected loss
	12/31/2023								12/31/2024
Financial assets at fair value through other comprehensive income	(26)	(14)	-	26	-	-	-	-	(14)
Corporate securities	(26)	(14)	-	26	-	-	-	-	(14)
Debentures	(26)	(14)	-	26	-	-	-	-	(14)
01/01/2023
Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to stage 2	Transfer to stage 3	Cure from stage 2	Cure from stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	(114)	(44)	(5)	17	38	8	(17)	-	(117)
Brazilian government securities	(36)	-	-	-	-	-	-	-	(36)
Other	(36)	-	-	-	-	-	-	-	(36)
Government securities - Latin America	(1)	(2)	-	-	7	-	(5)	-	(1)
Government securities - Abroad	-	(1)	-	-	-	-	-	-	(1)
Corporate securities	(77)	(41)	(5)	17	31	8	(12)	-	(79)
Rural product note	(1)	-	-	1	-	-	-	-	-
Bank deposit certificate	-	(12)	(1)	5	-	8	-	-	-
Debentures	(45)	(17)	(2)	4	14	-	-	-	(46)
Eurobonds and other	(27)	(12)	(2)	6	17	-	(12)	-	(30)
Other	(4)	-	-	1	-	-	-	-	(3)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Transfer to stage 3	Transfer from stage 1	Cure from stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	-	(25)	(8)	4	17	26	(38)	-	(24)
Government securities - Latin America	-	-	-	2	5	-	(7)	-	-
Corporate securities	-	(25)	(8)	2	12	26	(31)	-	(24)
Bank deposit certificate	-	(1)	-	-	-	-	-	-	(1)
Debentures	-	(25)	-	-	-	26	(14)	-	(13)
Eurobonds and other	-	1	(8)	2	12	-	(17)	-	(10)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to stage 1	Cure to stage 2	Transfer from stage 1	Transfer from stage 2	Expected loss
	12/31/2022								12/31/2023
Financial assets at fair value through other comprehensive income	-	-	-	8	-	-	(8)	(26)	(26)
Corporate securities	-	-	-	8	-	-	(8)	(26)	(26)
Bank deposit certificate	-	-	-	8	-	-	(8)	-	-
Debentures	-	-	-	-	-	-	-	(26)	(26)

F-40

Note 9 - Financial assets at amortized cost - Securities

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

The Financial assets at amortized cost - Securities are as follows:
	12/31/2024			12/31/2023
	Amortized Cost	Expected Loss	Net Amortized Cost	Amortized Cost	Expected Loss	Net Amortized Cost
Brazilian government securities	111,824	(16)	111,808	94,990	(23)	94,967
Government securities – Latin America	21,730	(9)	21,721	27,874	(9)	27,865
Government securities – Abroad	25,126	(3)	25,123	22,712	(4)	22,708
Corporate securities	168,827	(3,627)	165,200	115,167	(818)	114,349
Rural product note	60,358	(416)	59,942	38,146	(190)	37,956
Bank deposit certificates	50	-	50	19	-	19
Real estate receivables certificates	5,827	(9)	5,818	5,911	(7)	5,904
Debentures	77,344	(3,101)	74,243	57,399	(586)	56,813
Eurobonds and other	1,102	(9)	1,093	516	-	516
Financial bills	212	-	212	1,575	(2)	1,573
Promissory and commercial notes	16,312	(32)	16,280	10,253	(23)	10,230
Other	7,622	(60)	7,562	1,348	(10)	1,338
Total	327,507	(3,655)	323,852	260,743	(854)	259,889

The Securities pledged as collateral of funding transactions of financial institutions and customers and Post-employment benefits (Note 26b), are: a) Brazilian government securities R$ 39,289 (R$ 16,738 at 12/31/2023) and b) Government securities – Latin America R$ 969 ( R$ 0 at 12/31/2023 ) and Corporate securities R$ 29,964 (R$ 20,114 at 12/31/2023), totaling R$ 70,222 (R$ 36,852 at 12/31/2023).

The amortized cost of Financial assets at amortized cost - Securities by maturity is as follows:
	12/31/2024		12/31/2023
	Amortized Cost	Net Amortized Cost	Amortized Cost	Net Amortized Cost
Current	90,213	88,582	82,120	81,745
Up to one year	90,213	88,582	82,120	81,745
Non-current	237,294	235,270	178,623	178,144
From one to five years	165,759	164,332	132,365	131,918
From five to ten years	60,289	59,694	42,062	42,031
After ten years	11,246	11,244	4,196	4,195
Total	327,507	323,852	260,743	259,889

F-41

Reconciliation of expected loss to financial assets at amortized cost - securities, segregated by stages:

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2023								12/31/2024
Financial assets at amortized cost	(183)	(244)	(317)	76	449	149	(166)	(88)	(324)
Brazilian government securities	(23)	7	-	-	-	-	-	-	(16)
Government securities - Latin America	(9)	10	(20)	10	-	-	-	-	(9)
Government securities - Abroad	(4)	(4)	-	5	-	-	-	-	(3)
Corporate securities	(147)	(257)	(297)	61	449	149	(166)	(88)	(296)
Rural product note	(60)	(63)	(179)	15	90	149	(57)	(45)	(150)
Real estate receivables certificates	(7)	2	(3)	5	3	-	(5)	-	(5)
Debentures	(52)	(229)	(32)	22	312	-	(80)	-	(59)
Eurobond and other	-	(2)	(7)	-	-	-	-	-	(9)
Promissory and commercial notes	(23)	1	(24)	8	30	-	(11)	-	(19)
Other	(5)	34	(52)	11	14	-	(13)	(43)	(54)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2023								12/31/2024
Financial assets at amortized cost	(122)	2	(264)	139	166	416	(449)	(13)	(125)
Corporate securities	(122)	2	(264)	139	166	416	(449)	(13)	(125)
Rural product note	(10)	(48)	(64)	7	57	82	(90)	(12)	(78)
Real estate receivables certificates	-	30	(35)	-	5	-	(3)	(1)	(4)
Debentures	(105)	23	(160)	116	80	334	(312)	-	(24)
Financial bills	(2)	-	-	2	-	-	-	-	-
Promissory and commercial notes	-	-	(4)	10	11	-	(30)	-	(13)
Other	(5)	(3)	(1)	4	13	-	(14)	-	(6)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2023								12/31/2024
Financial assets at amortized cost	(549)	(34)	(2,858)	699	88	13	(149)	(416)	(3,206)
Corporate securities	(549)	(34)	(2,858)	699	88	13	(149)	(416)	(3,206)
Rural product note	(120)	13	(53)	146	45	12	(149)	(82)	(188)
Real estate receivables certificates	-	(1)	-	-	-	1	-	-	-
Debentures	(429)	(2)	(2,805)	552	-	-	-	(334)	(3,018)
Other	-	(44)	-	1	43	-	-	-	-

Stage 1	Expected loss	Gains / (Losses)	Purchases	Settlements	Transfer to Stage 2	Transfer to Stage 3	Cure from Stage 2	Cure from Stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(208)	63	(329)	60	120	173	(30)	(32)	(183)
Brazilian government securities	(30)	7	-	-	-	-	-	-	(23)
Government securities - Latin America	(7)	8	(13)	3	-	-	-	-	(9)
Government securities - Abroad	(4)	2	(2)	-	-	-	-	-	(4)
Corporate securities	(167)	46	(314)	57	120	173	(30)	(32)	(147)
Rural product note	(105)	128	(131)	20	44	38	(22)	(32)	(60)
Real estate receivables certificates	(4)	(4)	(6)	7	-	-	-	-	(7)
Debentures	(44)	(78)	(164)	25	74	135	-	-	(52)
Eurobond and other	-	(1)	-	1	-	-	-	-	-
Promissory and commercial notes	(13)	1	(9)	4	2	-	(8)	-	(23)
Other	(1)	-	(4)	-	-	-	-	-	(5)

Stage 2	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(114)	(221)	(45)	16	30	347	(120)	(15)	(122)
Corporate securities	(114)	(221)	(45)	16	30	347	(120)	(15)	(122)
Rural product note	(24)	(46)	(25)	7	22	115	(44)	(15)	(10)
Debentures	(86)	(6)	(10)	9	-	62	(74)	-	(105)
Financial bills	-	-	(2)	-	-	-	-	-	(2)
Promissory and commercial notes	-	(168)	(8)	-	8	170	(2)	-	-
Other	(4)	(1)	-	-	-	-	-	-	(5)

Stage 3	Expected loss	Gains / (Losses)	Purchases	Settlements	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Expected loss
	12/31/2022								12/31/2023
Financial assets at amortized cost	(1,716)	(344)	(51)	2,035	32	15	(173)	(347)	(549)
Corporate securities	(1,716)	(344)	(51)	2,035	32	15	(173)	(347)	(549)
Rural product note	(11)	-	(31)	28	32	15	(38)	(115)	(120)
Debentures	(1,705)	(344)	(20)	1,837	-	-	(135)	(62)	(429)
Promissory and commercial notes	-	-	-	170	-	-	-	(170)	-

F-42

Note 10 - Loan and lease operations

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

a) Composition of loans and lease operations portfolio

Below is the composition of the carrying amount of loan operations and lease operations by type, sector of debtor, maturity and concentration:
Loans and lease operations by type	12/31/2024	12/31/2023
Individuals	445,574	416,616
Credit card	143,048	136,317
Personal loan	66,104	60,992
Payroll loans	74,524	73,472
Vehicles	36,637	33,324
Mortgage loans	125,261	112,511
Corporate	160,840	136,461
Micro / small and medium companies	194,192	169,110
Foreign loans - Latin America	224,887	188,403
Total loans and lease operations	1,025,493	910,590
Provision for Expected Loss	(49,024)	(50,863)
Total loans and lease operations, net of Expected Credit Loss	976,469	859,727

By maturity	12/31/2024	12/31/2023
Overdue as from 1 day	23,496	27,531
Falling due up to 3 months	273,729	241,247
Falling due from 3 months to 12 months	262,710	236,555
Falling due after 1 year	465,558	405,257
Total loans and lease operations	1,025,493	910,590

By concentration	12/31/2024	12/31/2023
Largest debtor	6,658	5,378
10 largest debtors	44,294	34,637
20 largest debtors	66,407	54,100
50 largest debtors	106,980	87,446
100 largest debtors	148,748	121,866

The Expected loss comprises Expected Credit Loss for Financial Guarantees Pledged R$ (988) (R$ (887) at 12/31/2023) and Loan Commitments R$ (3,940) (R$ (3,311) at 12/31/2023).

The breakdown of the loans and lease operations portfolio by debtor’s industry is described in Note 32, item 1.4.1 - By business sector.

F-43

b) Gross Carrying Amount (Loan Portfolio)

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:
01/01/2024
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2023							12/31/2024
Individuals	317,335	(53,024)	(1,189)	35,139	243	-	49,245	347,749
Corporate	130,916	(938)	(19)	475	42	-	27,497	157,973
Micro / Small and medium companies	145,422	(11,902)	(1,715)	4,864	170	-	35,027	171,866
Foreign loans - Latin America	166,981	(8,863)	(884)	3,378	22	-	38,431	199,065
Total	760,654	(74,727)	(3,807)	43,856	477	-	150,200	876,653

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2023							12/31/2024
Individuals	63,579	(35,139)	(14,153)	53,024	1,307	-	(2,150)	66,468
Corporate	956	(475)	(564)	938	11	-	149	1,015
Micro / Small and medium companies	13,087	(4,864)	(5,410)	11,902	527	-	(3,020)	12,222
Foreign loans - Latin America	12,077	(3,378)	(4,601)	8,863	475	-	568	14,004
Total	89,699	(43,856)	(24,728)	74,727	2,320	-	(4,453)	93,709

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2023							12/31/2024
Individuals	35,702	(243)	(1,307)	1,189	14,153	(24,156)	6,019	31,357
Corporate	4,589	(42)	(11)	19	564	(160)	(3,107)	1,852
Micro / Small and medium companies	10,601	(170)	(527)	1,715	5,410	(5,435)	(1,490)	10,104
Foreign loans - Latin America	9,345	(22)	(475)	884	4,601	(1,556)	(959)	11,818
Total	60,237	(477)	(2,320)	3,807	24,728	(31,307)	463	55,131

Consolidated 3 Stages					Balance at	Derecognition (2)	Acquisition / (Settlement)	Closing balance
					12/31/2023			12/31/2024
Individuals					416,616	(24,156)	53,114	445,574
Corporate					136,461	(160)	24,539	160,840
Micro / Small and medium companies					169,110	(5,435)	30,517	194,192
Foreign loans - Latin America					188,403	(1,556)	38,040	224,887
Total					910,590	(31,307)	146,210	1,025,493
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part there of have first gone through stage 2.
2) Includes updating the estimate regarding the write-off of operations.

Reconciliation of gross portfolio of loans and lease operations, segregated by stages:
01/01/2023
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	305,210	(58,899)	(2,256)	37,760	186	-	35,334	317,335
Corporate	133,205	(1,040)	(31)	421	118	-	(1,757)	130,916
Micro / Small and medium companies	142,621	(14,081)	(1,328)	5,786	422	-	12,002	145,422
Foreign loans - Latin America	182,516	(8,899)	(903)	4,281	14	-	(10,028)	166,981
Total	763,552	(82,919)	(4,518)	48,248	740	-	35,551	760,654

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	59,639	(37,760)	(14,261)	58,899	1,299	-	(4,237)	63,579
Corporate	901	(421)	(297)	1,040	13	-	(280)	956
Micro / Small and medium companies	12,299	(5,786)	(5,376)	14,081	682	-	(2,813)	13,087
Foreign loans - Latin America	13,863	(4,281)	(4,222)	8,899	339	-	(2,521)	12,077
Total	86,702	(48,248)	(24,156)	82,919	2,333	-	(9,851)	89,699

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	Acquisition / (Settlement)	Closing balance
	12/31/2022							12/31/2023
Individuals	35,254	(186)	(1,299)	2,256	14,261	(25,133)	10,549	35,702
Corporate	5,162	(118)	(13)	31	297	(138)	(632)	4,589
Micro / Small and medium companies	9,976	(422)	(682)	1,328	5,376	(4,930)	(45)	10,601
Foreign loans - Latin America	8,776	(14)	(339)	903	4,222	(2,823)	(1,380)	9,345
Total	59,168	(740)	(2,333)	4,518	24,156	(33,024)	8,492	60,237

Consolidated 3 Stages					Balance at	Derecognition	Acquisition / (Settlement)	Closing balance
					12/31/2022			12/31/2023
Individuals					400,103	(25,133)	41,646	416,616
Corporate					139,268	(138)	(2,669)	136,461
Micro / Small and medium companies					164,896	(4,930)	9,144	169,110
Foreign loans - Latin America					205,155	(2,823)	(13,929)	188,403
Total					909,422	(33,024)	34,192	910,590
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Modification of contractual cash flows

The amortized cost of financial assets classified in stages 2 and stage 3, which had their contractual cash flows modified was R$ 1,885 (R$ 1,641 at 12/31/2023) before the modification, which gave rise to an effect on profit or loss of R$ 23 (R$ 23 from 01/01 to 12/31/2023). At 12/31/2024, the gross carrying amount of financial assets which had their contractual cash flows modified in the period and were transferred to stage 1 corresponds to R$ 266 (R$ 384 at 12/31/2023).

F-44

c) Expected credit loss

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:
01/01/2024
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2023							12/31/2024
Individuals	(4,923)	1,131	18	(1,809)	(7)	-	(707)	(6,297)
Corporate	(780)	14	-	(18)	(13)	-	114	(683)
Micro / Small and medium companies	(1,148)	203	28	(310)	(33)	-	(49)	(1,309)
Foreign loans - Latin America	(1,892)	223	19	(129)	(3)	-	(870)	(2,652)
Total	(8,743)	1,571	65	(2,266)	(56)	-	(1,512)	(10,941)

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2023							12/31/2024
Individuals	(6,127)	1,809	4,769	(1,131)	(153)	-	(5,049)	(5,882)
Corporate	(697)	18	63	(14)	(5)	-	202	(433)
Micro / Small and medium companies	(1,864)	310	1,410	(203)	(129)	-	(1,184)	(1,660)
Foreign loans - Latin America	(1,497)	129	928	(223)	(124)	-	(841)	(1,628)
Total	(10,185)	2,266	7,170	(1,571)	(411)	-	(6,872)	(9,603)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2023							12/31/2024
Individuals	(18,001)	7	153	(18)	(4,769)	24,156	(19,258)	(17,730)
Corporate	(5,213)	13	5	-	(63)	160	3,014	(2,084)
Micro / Small and medium companies	(5,496)	33	129	(28)	(1,410)	5,435	(3,557)	(4,894)
Foreign loans - Latin America	(3,225)	3	124	(19)	(928)	1,556	(1,283)	(3,772)
Total	(31,935)	56	411	(65)	(7,170)	31,307	(21,084)	(28,480)

Consolidated 3 Stages					Balance at	Derecognition	(Increase) / Reversal	Closing balance
					12/31/2023			12/31/2024
Individuals					(29,051)	24,156	(25,014)	(29,909)
Corporate					(6,690)	160	3,330	(3,200)
Micro / Small and medium companies					(8,508)	5,435	(4,790)	(7,863)
Foreign loans - Latin America					(6,614)	1,556	(2,994)	(8,052)
Total					(50,863)	31,307	(29,468)	(49,024)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

Reconciliation of expected credit loss of loans and lease operations, segregated by stages:
01/01/2023
Stage 1	Balance at	Transfer to Stage 2	Transfer to Stage 3 (1)	Cure from Stage 2	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(5,414)	1,111	49	(1,381)	(8)	-	720	(4,923)
Corporate	(480)	16	1	(40)	(4)	-	(273)	(780)
Micro / Small and medium companies	(1,431)	251	22	(418)	(110)	-	538	(1,148)
Foreign loans - Latin America	(2,339)	201	21	(155)	(2)	-	382	(1,892)
Total	(9,664)	1,579	93	(1,994)	(124)	-	1,367	(8,743)

Stage 2	Balance at	Cure to Stage 1	Transfer to Stage 3	Transfer from Stage 1	Cure from Stage 3	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(5,647)	1,381	4,719	(1,111)	(128)	-	(5,341)	(6,127)
Corporate	(503)	40	46	(16)	(4)	-	(260)	(697)
Micro / Small and medium companies	(2,227)	418	1,312	(251)	(133)	-	(983)	(1,864)
Foreign loans - Latin America	(1,546)	155	851	(201)	(110)	-	(646)	(1,497)
Total	(9,923)	1,994	6,928	(1,579)	(375)	-	(7,230)	(10,185)

Stage 3	Balance at	Cure to Stage 1	Cure to Stage 2	Transfer from Stage 1	Transfer from Stage 2	Derecognition	(Increase) / Reversal	Closing balance
	12/31/2022							12/31/2023
Individuals	(19,220)	8	128	(49)	(4,719)	25,133	(19,282)	(18,001)
Corporate	(4,470)	4	4	(1)	(46)	138	(842)	(5,213)
Micro / Small and medium companies	(5,932)	110	133	(22)	(1,312)	4,930	(3,403)	(5,496)
Foreign loans - Latin America	(3,115)	2	110	(21)	(851)	2,823	(2,173)	(3,225)
Total	(32,737)	124	375	(93)	(6,928)	33,024	(25,700)	(31,935)

Consolidated 3 Stages					Balance at	Derecognition	(Increase) / Reversal	Closing balance
					12/31/2022			12/31/2023
Individuals					(30,281)	25,133	(23,903)	(29,051)
Corporate					(5,453)	138	(1,375)	(6,690)
Micro / Small and medium companies					(9,590)	4,930	(3,848)	(8,508)
Foreign loans - Latin America					(7,000)	2,823	(2,437)	(6,614)
Total					(52,324)	33,024	(31,563)	(50,863)
1) In the movement of transfer of operations from stage 1 to stage 3 over the period, a representative part thereof have first gone through stage 2.

The consolidated balance of 3 Stages comprises Expected credit loss for Financial guarantees of R$ (988) (R$ (887) at 12/31/2023) and Loan commitments of R$ (3,940) (R$ (3,311) at 12/31/2023).

F-45

d) Lease operations - Lessor

Finance leases are composed of vehicles, machines, equipment and real estate in Brazil and abroad. The analysis of portfolio maturities is presented below:
	12/31/2024			12/31/2023
	Payments receivable	Future financial income	Present value	Payments receivable	Future financial income	Present value
Current	2,505	(462)	2,043	2,208	(482)	1,726
Up to 1 year	2,505	(462)	2,043	2,208	(482)	1,726
Non-current	8,987	(2,687)	6,300	8,690	(2,739)	5,951
From 1 to 2 years	1,918	(507)	1,411	1,584	(434)	1,150
From 2 to 3 years	1,481	(392)	1,089	1,338	(416)	922
From 3 to 4 years	1,024	(309)	715	1,022	(333)	689
From 4 to 5 years	960	(256)	704	770	(275)	495
Over 5 years	3,604	(1,223)	2,381	3,976	(1,281)	2,695
Total	11,492	(3,149)	8,343	10,898	(3,221)	7,677

Financial lease revenues are composed of:
	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Financial income	811	884	901
Variable payments	11	7	7
Total	822	891	908

e) Operations of securitization or transfer and acquisition of financial assets

ITAÚ UNIBANCO HOLDING carried out operations of securitization or transfer of financial assets in which there was retention of credit risks of financial assets transferred under co-obligation covenants. Thus, these credits are still recorded in the Balance Sheet and are represented as follows:

Nature of operation	12/31/2024				12/31/2023
	Assets		Liabilities (1)		Assets		Liabilities (1)
	Book value	Fair value	Book value	Fair value	Book value	Fair value	Book value	Fair value
Mortgage loan	115	112	115	111	139	140	139	139
Working capital	397	397	397	397	502	502	502	502
Total	512	509	512	508	641	642	641	641
1) Under Other liabilities.

From 01/01 to 12/31/2024, operations of transfer of financial assets with no retention of risks and benefits generated impact on the result of R$ 424 (R$ 219 from 01/01 to 12/31/2023), net of the Allowance for Loan Losses.

F-46

Note 11 - Investments in associates and joint ventures

a) Non-material individual investments of ITAÚ UNIBANCO HOLDING

	12/31/2024	01/01 to 12/31/2024
	Investment	Equity in earnings	Other comprehensive income	Total Income
Associates	8,548	1,169	(3)	1,166
Joint ventures	1,526	(122)	9	(113)
Total	10,074	1,047	6	1,053

	12/31/2023	01/01 to 12/31/2023			01/01 to 12/31/2022
	Investment	Equity in earnings	Other comprehensive income	Total Income	Equity in earnings
Associates	7,853	993	21	1,014	736
Joint ventures	1,440	(73)	-	(73)	(64)
Total	9,293	920	21	941	672

At 12/31/2024, the balances of Associates include interest in total capital and voting capital of the following companies: Pravaler S.A. (50.45% total capital and 41.62% voting capital; 50.92% total capital and 41.67% voting capital at 12/31/2023); Porto Seguro ltaú Unibanco Participações S.A. (42.93% total and voting capital; 42.93% at 12/31/2023); BSF Holding S.A. (49% total and voting capital; 49% at 12/31/2023); Gestora de Inteligência de Crédito S.A (15.71% total capital and 16% voting capital; 15.71% total capital and 16% voting capital at 12/31/2023); Rias Redbanc S.A. (25% total and voting capital; 25% at 12/31/2023); Kinea Private Equity Investimentos S.A. (80% total capital and 49% voting capital; 80% total capital and 49% voting capital at 12/31/2023); Tecnologia Bancária S.A. (28.05% total capital and 28.95% voting capital; 28.05% total capital and 28.95% voting capital at 12/31/2023); CIP S.A. (22.89% total and voting capital; 22.89% at 12/31/2023); Prex Holding LLC (30% total and voting capital; 30% at 12/31/2023); Banfur lnternational S.A. (30% total and voting capital; 30% at 12/31/2023); Biomas – Serviços Ambientais, Restauração e Carbono S.A. (16.67% total and voting capital; 16.67% at 12/31/2023); Rede Agro Fidelidade e Intermediação S.A. (12.82% total and voting capital; 12.82% at 12/31/2023) and Riblinor S.A. (40% total and voting capital). At 05/31/2024 ocurred the disposal of the investment of Compañia Uruguaya de Medios de Procesamiento S.A. (31.42% at 12/31/2023)

At 12/31/2024, the balances of Joint ventures include interest in total and voting capital of the following companies: Olímpia Promoção e Serviços S.A. (50% total and voting capital; 50% at 12/31/2023); ConectCar Instituição de Pagamento e  Soluções de Mobilidade Eletrônica S.A. (50% total and voting capital; 50% at 12/31/2023); TOTVS Techfin S.A. (50% total and voting capital; 50% at 12/31/2023); Avenue Holding Cayman Ltd (33.60% total and 34.11% voting capital; 35% at 12/31/2023) and includes result not arising from subsidiaries' net income.

F-47

Note 12 - Lease Operations - Lessee

The accounting policy on lease operations (lessee) is presented in Note 2c VII.

During the period ended 12/31/2024, total cash outflow with lease amounted to R$ 987 and lease agreements in the amount of R$ 200 were renewed. There are no relevant sublease agreements.

Total liabilities in accordance with remaining contractual maturities, considering their undiscounted flows, are presented below:

	12/31/2024	12/31/2023
Up to 3 months	244	275
3 months to 1 year	716	706
From 1 to 5 years	2,728	2,588
Over 5 years	1,348	1,197
Total Financial Liability	5,036	4,766

Lease amounts recognized in the Consolidated Statement of Income:
	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Sublease revenues	34	26	26
Depreciation expenses	(710)	(863)	(951)
Interest expenses	(261)	(367)	(414)
Lease expenses for low value assets	(95)	(104)	(102)
Variable expenses not include in lease liabilities	(51)	(57)	(58)
Total	(1,083)	(1,365)	(1,499)

In the periods from 01/01 to 12/31/2024, from 01/01 to 12/31/2023 and from 01/01 to 12/31/2022, there was no impairment adjustment.

F-48

Note 13 - Fixed assets

The accounting policy on fixed assets and impairment of non-financial assets is presented in Notes 2c VIII, 2c X.

Fixed assets	12/31/2024
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		9,738	(3,934)	(244)	5,560
Land		1,997	-	-	1,997
Buildings and Improvements	4% to 10%	7,741	(3,934)	(244)	3,563
Other fixed assets		15,745	(12,044)	(68)	3,633
Installations and furniture	10% to 20%	3,524	(2,693)	(17)	814
Data processing systems	20% to 50%	9,424	(7,991)	(51)	1,382
Other (1)	10% to 20%	2,797	(1,360)	-	1,437
Total		25,483	(15,978)	(312)	9,193
1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

Fixed assets	12/31/2023
	Anual depreciation rates	Cost	Depreciation	Impairment	Residual
Real Estate		9,075	(3,706)	(198)	5,171
Land		2,039	-	-	2,039
Buildings and Improvements	4% to 10%	7,036	(3,706)	(198)	3,132
Other fixed assets		15,353	(11,321)	(68)	3,964
Installations and furniture	10% to 20%	3,347	(2,530)	(17)	800
Data processing systems	20% to 50%	9,330	(7,480)	(51)	1,799
Other (1)	10% to 20%	2,676	(1,311)	-	1,365
Total		24,428	(15,027)	(266)	9,135
1) Other refers to negotiations of Fixed assets in progress and other Communication, Security and Transportation equipments.

At 12/31/2024 there were no contractual commitments for purchase of the fixed assets (R$ 3 at 12/31/2023).

F-49

Note 14 - Goodwill and Intangible assets

The accounting policies on goodwill and intangible assets and impairment of non-financial assets are presented in Note 2c IX, 2c X.

		Goodwill and intangible from incorporation	Intangible assets				Total
			Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates			8%	20%	20%	10% to 20%
Cost
Balance at	12/31/2023	12,255	2,227	5,177	19,577	7,602	46,838
Acquisitions		135	-	412	4,125	863	5,535
Termination / disposals		-	(7)	(5)	(269)	(591)	(872)
Exchange variation		927	162	263	138	122	1,612
Other		-	(16)	22	(3)	-	3
Balance at	12/31/2024	13,317	2,366	5,869	23,568	7,996	53,116
Amortization
Balance at	12/31/2023	-	(1,242)	(3,713)	(8,422)	(3,766)	(17,143)
Amortization expense		-	(82)	(448)	(3,048)	(1,278)	(4,856)
Termination / disposals		-	6	4	1	591	602
Exchange variation		-	(76)	(162)	(88)	(116)	(442)
Other		-	16	1	-	-	17
Balance at	12/31/2024	-	(1,378)	(4,318)	(11,557)	(4,569)	(21,822)
Impairment
Balance at	12/31/2023	(4,420)	(648)	(174)	(1,089)	-	(6,331)
Increase		-	-	-	(237)	(100)	(337)
Exchange variation		(548)	(81)	-	-	-	(629)
Balance at	12/31/2024	(4,968)	(729)	(174)	(1,326)	(100)	(7,297)
Book value
Balance at	12/31/2024	8,349	259	1,377	10,685	3,327	23,997
1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

F-50

		Goodwill and intangible from incorporation	Intangible assets				Total
	31/12/2023		Association for the promotion and offer of financial products and services	Software acquired	Internally developed software	Other intangible assets (1)
Annual amortization rates			8%	20%	20%	10% to 20%
Cost	01/01/2023
Balance at	12/31/2022	12,431	2,366	5,423	16,088	7,634	43,942
Acquisitions		603	-	452	3,634	687	5,376
Termination / disposals		-	(246)	(100)	(43)	(599)	(988)
Exchange variation		(777)	133	(56)	(95)	(120)	(915)
Other		(2)	(26)	(542)	(7)	-	(577)
Balance at	12/31/2023	12,255	2,227	5,177	19,577	7,602	46,838
Amortization
Balance at	12/31/2022	-	(1,357)	(3,737)	(6,133)	(3,166)	(14,393)
Amortization expense		-	(87)	(431)	(2,295)	(1,276)	(4,089)
Termination / disposals		-	227	58	-	569	854
Exchange variation		-	(49)	18	56	107	132
Other		-	24	379	(50)	-	353
Balance at	12/31/2023	-	(1,242)	(3,713)	(8,422)	(3,766)	(17,143)
Impairment
Balance at	12/31/2022	(4,881)	(559)	(171)	(824)	-	(6,435)
Increase		-	-	(3)	(265)	-	(268)
Exchange variation		461	(89)	-	-	-	372
Balance at	12/31/2023	(4,420)	(648)	(174)	(1,089)	-	(6,331)
Book value
Balance at	12/31/2023	7,835	337	1,290	10,066	3,836	23,364
1) Includes amounts paid to the rights for acquisition of payrolls, proceeds, retirement and pension benefits and similar benefits.

Amortization expense related to the rights for acquisition of payrolls and associations, in the amount of R$ (1,313) (R$ (1,249) at 12/31/2023) is disclosed in the General and administrative expenses (Note 23).

Goodwill and Intangible Assets from Incorporation are mainly represented by Banco Itaú Chile’s goodwill in the amount of R$ 3,073 (R$ 2,709 at 12/31/2023).

F-51

Note 15 - Deposits

	12/31/2024			12/31/2023
	Current	Non-current	Total	Current	Non-current	Total
Interest-bearing deposits	394,741	528,589	923,330	367,270	470,534	837,804
Savings deposits	180,730	-	180,730	174,765	-	174,765
Interbank deposits	6,454	770	7,224	6,445	3	6,448
Time deposits	207,557	527,819	735,376	186,060	470,531	656,591
Non-interest bearing deposits	131,411	-	131,411	113,548	-	113,548
Demand deposits	124,920	-	124,920	105,634	-	105,634
Other deposits	6,491	-	6,491	7,914	-	7,914
Total	526,152	528,589	1,054,741	480,818	470,534	951,352

Note 16 - Financial liabilities designated at fair value through profit or loss

The accounting policy on financial assets and liabilities is presented in Note 2c IV.

	12/31/2024			12/31/2023
	Current	Non-current	Total	Current	Non-current	Total
Structured notes
Debt securities	-	318	318	2	294	296
Total	-	318	318	2	294	296

The effect of credit risk of these instruments is not significant at 12/31/2024 and 12/31/2023.

Debt securities do not have a defined amount on maturity, since they vary according to market quotation and an exchange variation component, respectively.

Note 17 - Securities sold under repurchase agreements and interbank and institutional market funds

a) Securities sold under repurchase agreements

	Interest rate (p.a.)	12/31/2024			12/31/2023
		Current	Non-current	Total	Current	Non-current	Total
Assets pledged as collateral		168,870	2	168,872	159,712	7	159,719
Government securities	11.8% to 12.15%	126,565	-	126,565	128,600	-	128,600
Corporate securities	40% to 100% of CDI	41,275	-	41,275	30,714	-	30,714
Own issue	10.88% to 13.8%	-	2	2	1	7	8
Foreign	3.4% to 7.9%	1,030	-	1,030	397	-	397
Assets received as collateral	11.8% to 12.15%	118,867	-	118,867	127,437	-	127,437
Right to sell or repledge the collateral	0.12% to 13.65%	57,896	43,152	101,048	44,256	31,374	75,630
Total		345,633	43,154	388,787	331,405	31,381	362,786

b) Interbank market funds

	Interest rate (p.a.)	12/31/2024			12/31/2023
		Current	Non-current	Total	Current	Non-current	Total
Financial bills	4.43% to 15.06%	23,878	46,205	70,083	38,061	43,136	81,197
Real estate credit bills	7% to 13%	36,871	15,241	52,112	28,476	20,479	48,955
Rural credit bills	5% to 13.72%	34,803	14,941	49,744	17,037	22,035	39,072
Guaranteed real estate bills	5.11% to 14%	13,252	51,239	64,491	6,131	53,059	59,190
Import and export financing	0% to 10.20%	102,796	15,125	117,921	81,594	5,550	87,144
Onlending domestic	0% to 18%	6,538	11,405	17,943	4,472	8,615	13,087
Total		218,138	154,156	372,294	175,771	152,874	328,645

Funding for import and export financing represents credit facilities available for financing of imports and exports of Brazilian companies, in general denominated in foreign currency.

F-52

c) Institutional market funds

	Interest rate (p.a.)	12/31/2024			12/31/2023
		Current	Non-current	Total	Current	Non-current	Total
Subordinated debt	IPCA to 100% of CDI	27	45,197	45,224	836	45,841	46,677
Foreign loans through securities	0.09% to 5.61%	14,166	61,746	75,912	9,442	53,250	62,692
Funding from structured operations certificates	5.39% to 19.88%	2,840	16,571	19,411	975	9,247	10,222
Total		17,033	123,514	140,547	11,253	108,338	119,591

The fair value of Funding from structured operations certificates is R$ 21,280 (R$ 11,448 at 12/31/2023).

d) Subordinated debt, including perpetual debts

Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	12/31/2024	12/31/2023
	(original currency)
Subordinated financial bills - BRL
	2,146	2019	Perpetual	114% of SELIC	1,294	2,237
	935	2019	Perpetual	SELIC + 1.17% to 1.19%	1,033	1,052
	50	2019	2028	CDI + 0.72%	-	71
	2,281	2019	2029	CDI + 0.75%	-	3,227
	450	2020	2029	CDI + 1.85%	715	633
	106	2020	2030	IPCA + 4.64%	166	151
	1,556	2020	2030	CDI + 2%	2,486	2,199
	5,488	2021	2031	CDI + 2%	8,443	7,469
	1,005	2022	Perpetual	CDI + 2.4%	1,027	1,029
	1,161	2023	2034	102% of CDI	1,198	1,141
	108	2023	2034	CDI + 0.2%	112	107
	122	2023	2034	10.63%	126	121
	700	2023	Perpetual	CDI + 1.9%	712	713
	107	2023	2034	IPCA + 5.48%	114	106
	530	2024	2034	100% of CDI	541	-
	3,100	2024	2034	CDI + 0.65%	3,226	-
	1,000	2024	Perpetual	CDI + 0.9%	1,033	-
	2,830	2024	Perpetual	CDI + 1.1%	2,834	-
	470	2024	2039	102% of CDI	481	-
				Total	25,541	20,256

Subordinated euronotes - USD
	1,250	2017	Perpetual	7.72%	-	6,042
	750	2018	Perpetual	7.86%	4,746	3,709
	750	2019	2029	4.50%	-	3,640
	700	2020	Perpetual	4.63%	4,404	3,441
	501	2021	2031	3.88%	3,080	2,430
				Total	12,230	19,262

Subordinated bonds - CLP
	180,351	2008	2033	3.50% to 4.92%	1,578	1,366
	97,962	2009	2035	4.75%	1,248	1,060
	1,060,250	2010	2032	4.35%	124	105
	1,060,250	2010	2035	3.90% to 3.96%	286	242
	1,060,250	2010	2036	4.48%	1,363	1,152
	1,060,250	2010	2038	3.93%	993	839
	1,060,250	2010	2040	4.15% to 4.29%	765	647
	1,060,250	2010	2042	4.45%	373	315
	57,168	2014	2034	3.80%	488	412
				Total	7,218	6,138

Subordinated bonds - COP
	146,000	2013	2028	IPC + 2%	208	186
	780,392	2014	2024	LIB	-	835
				Total	208	1,021

Subordinated bonds - USD
	172	2023	2024	8.90%	22	-
	878	2024	2024	7.18%	5	-
				Total	27	-

Total					45,224	46,677

F-53

Note 18 - Other assets and liabilities

a) Other assets

	Note	12/31/2024	12/31/2023
Financial		138,325	129,050
At amortized cost		136,713	127,699
Receivables from credit card issuers		82,014	80,957
Deposits in guarantee for contingent liabilities, provisions and legal obligations	29d	13,662	13,277
Trading and intermediation of securities		24,152	18,655
Income receivable		4,080	3,784
Operations without credit granting characteristics, net of provisions		9,759	10,016
Net amount receivables from reimbursement of provisions	29c	358	943
Deposits in guarantee of fund raisings abroad		40	67
Foreign exchange portfolio		2,648	-
At fair value through profit or loss		1,612	1,351
Other financial assets		1,612	1,351
Non-financial		29,064	20,027
Sundry foreign		4,524	771
Prepaid expenses		8,503	7,714
Sundry domestic		4,028	4,629
Assets of post-employment benefit plans	26e	301	343
Encrypted digital assets		2,345	-
Lease right-of-use		4,070	3,351
Other		5,293	3,219
Current		144,402	127,104
Non-current		22,987	21,973

b) Other liabilities

	Note	12/31/2024	12/31/2023
Financial		192,951	182,348
At amortized cost		192,407	181,788
Credit card operations		164,872	156,406
Trading and intermediation of securities		18,636	15,510
Foreign exchange portfolio		-	2,354
Finance leases		3,681	3,302
Other		5,218	4,216
At fair value through profit or loss		544	560
Other financial liabilities		544	560
Non-financial		55,759	41,867
Funds in transit		25,124	15,250
Charging and collection of taxes and similar		398	608
Social and statutory		12,487	10,675
Deferred income		1,258	1,316
Sundry domestic		5,076	3,435
Personnel provision		2,731	2,386
Provision for sundry payments		2,260	1,865
Obligations on official agreements and rendering of payment services		2,433	2,035
Liabilities from post-employment benefit plans	26e	2,361	2,772
Other		1,631	1,525
Current		237,767	212,882
Non-current		10,943	11,333

F-54

Note 19 - Stockholders’ equity

The accounting policies on treasury shares and capital compensation are presented in Notes 2c XVI, 2c XVII.

a) Capital

Capital is represented by 9,804,135,348 book-entry shares with no par value, of which 4,958,290,359 are common shares and 4,845,844,989 are preferred shares with no voting rights, but with tag-along rights in a public offering of shares, in a possible transfer of control, assuring them a price equal to 80% (eighty per cent) of the amount paid per voting share in the controlling block, and a dividend at least equal to that of the common shares.

The breakdown and change in shares of paid-in capital in the beginning and end of the period are shown below:

		12/31/2024
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Shares of capital stock	12/31/2023	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2024	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2024	4,918,480,340	1,325,492,746	6,243,973,086	57,783
Residents abroad	12/31/2024	39,810,019	3,520,352,243	3,560,162,262	32,946
Treasury shares (1)	12/31/2023	-	436,671	436,671	(11)
Acquisition of treasury shares		-	54,000,000	54,000,000	(1,775)
Result from delivery of treasury shares		-	(26,405,838)	(26,405,838)	877
Treasury shares (1)	12/31/2024	-	28,030,833	28,030,833	(909)
Number of total shares at the end of the period (2)	12/31/2024	4,958,290,359	4,817,814,156	9,776,104,515
Number of total shares at the end of the period (2)	12/31/2023	4,958,290,359	4,845,408,318	9,803,698,677

		12/31/2023
		Number			Amount
		Common	Preferred	Total
Residents in Brazil	12/31/2022	4,927,867,243	1,629,498,182	6,557,365,425	60,683
Residents abroad	12/31/2022	30,423,116	3,216,346,807	3,246,769,923	30,046
Shares of capital stock	12/31/2022	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Shares of capital stock	12/31/2023	4,958,290,359	4,845,844,989	9,804,135,348	90,729
Residents in Brazil	12/31/2023	4,923,277,339	1,508,035,689	6,431,313,028	59,516
Residents abroad	12/31/2023	35,013,020	3,337,809,300	3,372,822,320	31,213
Treasury shares (1)	12/31/2022	-	3,268,688	3,268,688	(71)
Acquisition of treasury shares		-	26,000,000	26,000,000	(689)
Result from delivery of treasury shares		-	(28,832,017)	(28,832,017)	749
Treasury shares (1)	12/31/2023	-	436,671	436,671	(11)
Number of total shares at the end of the period (2)	12/31/2023	4,958,290,359	4,845,408,318	9,803,698,677
Number of total shares at the end of the period (2)	12/31/2022	4,958,290,359	4,842,576,301	9,800,866,660
1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury, for subsequent cancellation or replacement in the market.
2) Shares representing total capital stock net of treasury shares.

F-55

We detail below the cost of shares purchased in the period, as well the average cost of treasury shares and their market price:
Cost / market value	12/31/2024		12/31/2023
	Common	Preferred	Common	Preferred
Minimum	-	31.42	-	25.52
Weighted average	-	32.83	-	26.49
Maximum	-	33.66	-	27.13
Treasury shares
Average cost	-	32.43	-	25.98
Market value on the last day of the base date	26.90	30.73	28.84	33.97

b) Dividends

Shareholders are entitled to a mandatory minimum dividend in each fiscal year, corresponding to 25% of adjusted net income, as set forth in the Bylaws. Common and preferred shares participate equally in income distributed, after common shares have received dividends equal to the minimum annual priority dividend payable to preferred shares (R$ 0.022 non-cumulative per share).

ITAÚ UNIBANCO HOLDING monthly advances the mandatory minimum dividend, using the share position of the last day of the previous month as the calculation basis, and the payment made on the first business day of the subsequent month in the amount of R$ 0.015 per share.

I - Calculation of dividends and interest on capital

	12/31/2024	12/31/2023	12/31/2022
Statutory net income	37,318	33,389	29,695
Adjustments:
(-) Legal reserve - 5% (1)	(1,406)	(1,669)	(1,485)
Dividend calculation basis	35,912	31,720	28,210
Minimum mandatory dividend - 25%	8,978	7,930	7,053
Dividends and interest on capital paid / accrued / identified	25,724	21,468	8,368
1) Legal reserve must be constituted up to the limit of 20% of the Capital.

F-56

II - Stockholders' compensation

	12/31/2024
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		6,729	(1,009)	5,720
Interest on capital - 11 monthly installments paid from February to December 2024	0.0150	1,901	(285)	1,616
Interest on capital - paid on 08/30/2024	0.2055	2,370	(356)	2,014
Interest on capital - paid on 08/30/2024	0.2134	2,458	(368)	2,090
Accrued (Recorded in Other liabilities - Social and statutory)		5,886	(882)	5,004
Interest on capital - 1 monthly installment paid on 01/02/2025	0.0150	173	(26)	147
Interest on capital - credited on 08/29/2024 to be paid until 04/30/2025	0.2320	2,673	(400)	2,273
Interest on capital - credited on 11/28/2024 to be paid on 04/30/2025	0.2640	3,040	(456)	2,584
Identified in Profit Reserves in Stockholders' Equity		15,489	(489)	15,000
Interest on capital	0.2834	3,260	(489)	2,771
Dividends	1.2509	12,229	-	12,229
Total - 01/01 to 12/31/2024		28,104	(2,380)	25,724

	12/31/2023
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		7,079	(1,061)	6,018
Interest on capital - 11 monthly installments paid from February to December 2023	0.0150	1,902	(285)	1,617
lnterest on capital - paid on 08/25/2023	0.2227	2,567	(385)	2,182
lnterest on capital - paid on 08/25/2023	0.2264	2,610	(391)	2,219
Accrued (Recorded in Other liabilities - Social and statutory)		5,236	(786)	4,450
Interest on capital - 1 monthly installment paid on 01/02/2024	0.0150	173	(26)	147
Interest on capital - credited on 09/06/2023 to be paid until 04/30/2024	0.2289	2,639	(396)	2,243
Interest on capital - credited on 11/24/2023 to be paid until 04/30/2024	0.2102	2,424	(364)	2,060
Identified in Profit Reserves in Stockholders' Equity		11,000	-	11,000
Dividends	1.1251	11,000	-	11,000
Total - 01/01 to 12/31/2023		23,315	(1,847)	21,468

	12/31/2022
	Gross value per share (R$)	Value	WHT (With holding tax)	Net
Paid / prepaid		4,906	(735)	4,171
Interest on capital - 11 monthly installment paids from February to December 2022	0.0150	1,902	(285)	1,617
Interest on capital - paid on 08/30/2022	0.2605	3,004	(450)	2,554
Accrued (Recorded in Other liabilities - Social and statutory)		4,938	(741)	4,197
Interes on capital - 1 monthly installment paid on 01/02/2023	0.0150	173	(26)	147
Interest on capital - credited on 12/08/2022 to be paid until 04/28/2023	0.4133	4,765	(715)	4,050
Total - 01/01 to 12/31/2022		9,844	(1,476)	8,368

c) Capital reserves and profit reserves

	12/31/2024	12/31/2023
Capital reserves	2,732	2,620
Premium on subscription of shares	284	284
Share-based payment	2,444	2,332
Reserves from tax incentives, restatement of equity securities and other	4	4
Profit reserves (1)	121,428	104,465
Legal (2)	18,146	16,740
Statutory (3)	87,793	76,725
Special revenue (4)	15,489	11,000
Total reserves at parent company	124,160	107,085
1) Possible surplus of Profit reserves in relation to the Capital will be distributed or capitalized as required by the following Annual General Stockholders' Meeting/Extraordinary General Stockholders' Meeting.
2) Its purpose is to ensure the integrity of capital, compensate loss or increase capital.
3) Its main purpose is to ensure the yield flow to shareholders.
4) Refers to Dividends declared after 12/31/2024 and 12/31/2023.

F-57

Statutory reserves include R$ 854, which refers to net income remaining after the distribution of dividends and appropriations to statutory reserves in the statutory accounts of ITAÚ UNIBANCO HOLDING.

d) Non-controlling interests

	Stockholders’ equity		Income
	12/31/2024	12/31/2023	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Banco Itaú Chile	8,009	6,690	627	598	887
Itaú Colombia S.A.	21	19	-	-	3
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	706	853	174	147	123
Luizacred S.A. Soc. Cred. Financiamento Investimento	976	328	148	(49)	(50)
Other	482	983	94	76	72
Total	10,194	8,873	1,043	772	1,035

Note 20 - Share-based payment

The accounting policy on share-based payments is presented in Note 2c XV.

ITAÚ UNIBANCO HOLDING and its subsidiaries have share-based payment plans aimed at involving their management members and employees in the medium and long term corporate development process.

The grant of these benefits is only made in years in which there are sufficient profits to permit the distribution of mandatory dividends, limiting dilution to 0.5% of the total shares held by the controlling and minority stockholders at the balance sheet date. These programs are settled through the delivery of ITUB4 treasury shares to stockholders.

Expenses on share-based payment plans are presented in the table below:
	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Partner plan	(336)	(264)	(180)
Share-based plan	(482)	(473)	(418)
Total	(818)	(737)	(598)

a) Partner plan

The program enables employees and managers of ITAÚ UNIBANCO HOLDING to invest a percentage of their bonus to acquire shares and share-based instruments. There is a lockup period of from three to five years, counted from the initial investment date, and the shares are thus subject to market price variations. After complying with the preconditions outlined in the program, beneficiaries are entitled to receive shares as consideration, in accordance with the number of shares indicated in the regulations.

The acquisition price of shares and share-based instruments is established every six months as the average of the share price over the last 30 days, which is performed on the seventh business day prior to the remuneration grant date.

The fair value of the consideration in shares is the market price at the grant date, less expected dividends.
Change in the partner program
	01/01 to 12/31/2024	01/01 to 12/31/2023
	Quantity	Quantity
Opening balance	62,425,428	48,253,812
New	23,264,639	24,920,268
Delivered	(7,991,750)	(9,533,753)
Cancelled	(3,394,551)	(1,214,899)
Closing balance	74,303,766	62,425,428
Weighted average of remaining contractual life (years)	2.19	2.36
Market value weighted average (R$)	26.93	21.88

F-58

b) Variable compensation

In this plan, part of the administrators variable remuneration is paid in cash and part in shares during a period of three years. Shares are delivered on a deferred basis, of which one-third per year, upon compliance with the conditions provided for in internal regulation. The deferred unpaid portions may be reversed proportionally to a significant reduction in the recurring income realized or the negative income for the period.

Management members become eligible for the receipt of these benefits according to individual performance, business performance or both. The benefit amount is established according to the activities of each management member who meets at least the performance and conduct requirements.

The fair value of the share is the market price at its grant date.
Change in share-based variable compensation
	01/01 to 12/31/2024	01/01 to 12/31/2023
	Quantity	Quantity
Opening balance	43,494,634	44,230,077
New	20,149,613	21,725,220
Delivered	(20,728,831)	(22,097,907)
Cancelled	(714,417)	(362,756)
Closing balance	42,200,999	43,494,634
Weighted average of remaining contractual life (years)	0.84	0.89
Market value weighted average (R$)	32.50	25.76

Note 21 - Interest and similar income and expenses and income of financial assets and liabilities at fair value through profit or loss

a) Interest and similar income

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Central Bank of Brazil deposits	12,505	12,569	10,228
Interbank deposits	4,436	4,122	3,145
Securities purchased under agreements to resell	36,171	33,898	25,467
Financial assets at fair value through other comprehensive income	36,937	27,463	20,546
Financial assets at amortized cost	12,038	13,126	11,823
Loan operations	138,781	130,462	116,844
Other financial assets	1,390	745	1,112
Total	242,258	222,385	189,165

b) Interest and similar expense

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Deposits	(68,489)	(71,508)	(52,358)
Securities sold under repurchase agreements	(36,262)	(41,624)	(28,399)
Interbank market funds	(51,600)	(34,543)	(22,878)
Institutional market funds	(10,581)	(10,239)	(12,757)
Other	(346)	(336)	(355)
Total	(167,278)	(158,250)	(116,747)

F-59

c) Income of financial assets and liabilities at fair value through profit or loss

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Securities	12,170	31,399	8,882
Derivatives (1)	19,781	(2,954)	3,477
Financial assets designated at fair value through profit or loss	(3)	479	660
Other financial assets at fair value through profit or loss	2	1,897	1,800
Financial liabilities at fair value through profit or loss	(14)	(1,731)	(1,535)
Financial liabilities designated at fair value	75	55	41
Total	32,011	29,145	13,325
1) Includes the ineffective derivatives portion related to hedge accounting.

During the period ended 12/31/2024, ITAÚ UNIBANCO HOLDING derecognized/(recognized) R$ (2,891) (R$ 1,131 from 01/01 to 12/31/2023) of Expected losses, R$ (90) (R$ (53) from 01/01 to 12/31/2023) for Financial assets at fair value through other comprehensive income and R$ (2,801) (R$ 1,184 from 01/01 to 12/31/2023) for Financial assets at amortized cost.

Note 22 - Commissions and banking fees

The accounting policy on commissions and banking fees is presented in Note 2c XVIII.

The main services provided by ITAÚ UNIBANCO HOLDING are:

    •   Credit and debit cards: refer mainly to fees charged by card issuers and acquirers for processing card transactions, annuities charged for the availability and management of credit card and the rental of Rede machines.

    •   Current account services: substantially composed of current account maintenance fees, according to each service package granted to the customer, transfers carried through PIX (Central Bank of Brazil's instant payments system) in corporate packages, withdrawals from demand deposit account and money order.

    •   Funds management: refers to fees charged for the management and performance of investment funds and consortia administration.

    •   Economic, financial and brokerage advisory: refer mainly to financial transaction structuring services, placement of securities and intermediation of operations on stock exchange.

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Credit and debit cards	20,076	21,177	19,989
Current account services	6,379	6,877	7,528
Asset management	6,539	5,792	5,872
Funds	4,983	4,395	4,952
Consortia	1,556	1,397	920
Credit operations and financial guarantees provided	2,782	2,544	2,539
Credit operations	1,171	1,100	1,185
Financial guarantees provided	1,611	1,444	1,354
Collection services	2,126	2,031	1,971
Advisory services and brokerage	4,920	3,596	3,348
Custody services	641	602	617
Other	3,608	3,112	2,702
Total	47,071	45,731	44,566

F-60

Note 23 - General and administrative expenses

	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Personnel expenses	(35,618)	(32,400)	(31,317)
Compensation, Payroll charges, Welfare benefits, Provision for labor claims, Dismissals, Training and Other	(27,365)	(25,389)	(24,558)
Employees’ profit sharing and Share-based payment	(8,253)	(7,011)	(6,759)
Administrative expenses	(19,289)	(18,523)	(17,825)
Third-Party and Financial System Services, Security, Transportation and Travel expenses	(8,051)	(7,851)	(7,873)
Data processing and telecommunications	(5,190)	(5,027)	(4,359)
Installations and Materials	(2,395)	(2,243)	(2,201)
Advertising, promotions and publicity	(1,976)	(1,996)	(2,003)
Other	(1,677)	(1,406)	(1,389)
Depreciation and amortization	(7,177)	(6,529)	(5,750)
Other expenses	(17,332)	(18,307)	(14,038)
Selling - credit cards	(6,286)	(6,114)	(6,183)
Claims losses	(801)	(1,007)	(1,143)
Selling of non-financial products	(4,990)	(641)	(365)
Loss on sale of other assets, fixed assets and investments in associates and joint ventures	(353)	(1,595)	(133)
Provision for lawsuits civil	(1,609)	(1,679)	(1,072)
Provision for tax and social security lawsuits and other risks	(1,019)	(726)	(553)
Refund of interbank costs	(530)	(409)	(354)
Impairment	(383)	(338)	(16)
Other	(1,361)	(5,798)	(4,219)
Total	(79,416)	(75,759)	(68,930)

F-61

Note 24 - Taxes

The accounting policy on income tax and social contribution is presented in Note 2c XIII.

ITAÚ UNIBANCO HOLDING and each one of its subsidiaries calculate separately, in each fiscal year, Income tax and social contribution on net income.

Taxes are calculated at the rates shown below and consider, for effects of respective calculation bases, the legislation in force applicable to each charge.

Income tax	15.00%
Additional income tax	10.00%
Social contribution on net income	20.00%

a) Expenses for taxes and contributions

Breakdown of income tax and social contribution calculation on net income:
Due on operations for the period	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Income / (loss) before income tax and social contribution	47,556	39,700	36,694
Charges (income tax and social contribution) at the rates in effect (1)	(21,401)	(17,865)	(16,665)
Increase / decrease in income tax and social contribution charges arising from:
Share of profit or (loss) of associates and joint ventures	1,478	1,168	954
Interest on capital	5,559	5,419	4,449
Other nondeductible expenses net of non taxable income (2)	4,931	2,593	4,667
Income tax and social contribution expenses	(9,433)	(8,685)	(6,595)
Related to temporary differences
Increase / (reversal) for the period	4,005	2,862	143
(Expenses) / Income from deferred taxes	4,005	2,862	143
Total income tax and social contribution expenses	(5,428)	(5,823)	(6,452)
1) In 2022, it considers the current IRPJ and CSLL rate equal to 45% in the period from January to July and it is equal to 46% in the period from August to December.
2) Includes temporary (additions) and exclusions.

F-62

b) Deferred taxes

I - The deferred tax assets balance and its changes, segregated based on its origin and disbursements, are represented by:

01/01/2024	12/31/2023	Realization / Reversal	Increase	12/31/2024
Reflected in income	58,714	(17,283)	23,205	64,636
Provision for expected loss	37,658	(6,430)	10,552	41,780
Related to tax losses and social contribution loss carryforwards	2,325	(385)	529	2,469
Provision for profit sharing	2,794	(2,794)	3,258	3,258
Provision for devaluation of securities with permanent impairment	1,006	(1,006)	1,738	1,738
Provisions	5,869	(2,354)	2,762	6,277
Civil lawsuits	1,227	(730)	742	1,239
Labor claims	2,867	(1,509)	1,816	3,174
Tax and social security obligations	1,775	(115)	204	1,864
Legal obligations	279	(15)	111	375
Adjustments of operations carried out on the futures settlement market	-	-	787	787
Adjustment to fair value of financial assets - At fair value through profit or loss	755	(755)	245	245
Provision relating to health insurance operations	395	(30)	-	365
Other	7,633	(3,514)	3,223	7,342
Reflected in stockholders’ equity	2,954	(244)	2,860	5,570
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,022	(244)	2,490	4,268
Cash flow hedge	108	-	284	392
Other	824	-	86	910
Total	61,668	(17,527)	26,065	70,206

01/01/2023	12/31/2022	Realization / Reversal	Increase	12/31/2023
Reflected in income	55,806	(19,135)	22,043	58,714
Provision for expected loss	34,160	(9,142)	12,640	37,658
Related to tax losses and social contribution loss carryforwards	2,496	(547)	376	2,325
Provision for profit sharing	2,635	(2,635)	2,794	2,794
Provision for devaluation of securities with permanent impairment	812	(812)	1,006	1,006
Provisions	5,734	(2,224)	2,359	5,869
Civil lawsuits	1,230	(781)	778	1,227
Labor claims	3,010	(1,328)	1,185	2,867
Tax and social security obligations	1,494	(115)	396	1,775
Legal obligations	464	(207)	22	279
Adjustments of operations carried out on the futures settlement market	171	(171)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	804	(804)	755	755
Provision relating to health insurance operations	400	(5)	-	395
Other	8,130	(2,588)	2,091	7,633
Reflected in stockholders’ equity	3,453	(1,196)	697	2,954
Adjustment to fair value of financial assets - At fair value through other comprehensive income	2,546	(962)	438	2,022
Cash flow hedge	342	(234)	-	108
Other	565	-	259	824
Total	59,259	(20,331)	22,740	61,668

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 58,859 (R$ 53,691 at 12/31/2023) and R$ 603 (R$ 560 at 12/31/2023), respectively.

F-63

II - The deferred tax liabilities balance and its changes are represented by:

01/01/2024	12/31/2023	Realization / reversal	Increase	12/31/2024
Reflected in income	7,148	(2,368)	4,285	9,065
Depreciation in excess finance lease	130	(23)	-	107
Adjustment of deposits in guarantee and provisions	1,572	(9)	191	1,754
Post-employment benefits	15	(15)	260	260
Adjustments of operations carried out on the futures settlement market	416	(416)	-	-
Adjustment to fair value of financial assets - At fair value through profit or loss	1,450	(1,450)	3,538	3,538
Taxation of results abroad – capital gains	740	-	24	764
Other	2,825	(455)	272	2,642
Reflected in stockholders’ equity	1,389	(147)	1,643	2,885
Adjustment to fair value of financial assets - At fair value through other comprehensive income	1,381	(143)	1,643	2,881
Post-employment benefits	8	(4)	-	4
Total	8,537	(2,515)	5,928	11,950

	12/31/2022	Realization / reversal	Increase	12/31/2023
Reflected in income	7,111	(2,300)	2,337	7,148
Depreciation in excess finance lease	141	(11)	-	130
Adjustment of deposits in guarantee and provisions	1,439	(92)	225	1,572
Post-employment benefits	17	(17)	15	15
Adjustments of operations carried out on the futures settlement market	42	(42)	416	416
Adjustment to fair value of financial assets - At fair value through profit or loss	1,554	(1,554)	1,450	1,450
Taxation of results abroad – capital gains	734	(10)	16	740
Other	3,184	(574)	215	2,825
Reflected in stockholders’ equity	859	(331)	861	1,389
Adjustment to fair value of financial assets - At fair value through other comprehensive income	854	(331)	858	1,381
Post-employment benefits	5	-	3	8
Total	7,970	(2,631)	3,198	8,537

Deferred income tax and social contribution assets and liabilities are recorded in the balance sheet offset by a taxable entity and amounting to R$ 58,859 (R$ 53,691 at 12/31/2023) and R$ 603 (R$ 560 at 12/31/2023), respectively.

F-64

III - The estimate of realization and present value of deferred tax assets and deferred tax liabilities are:

	Deferred tax assets						Deferred tax liabilities	%	Net deferred taxes	%
Year of realization	Temporary differences	%	Tax loss / social contribution loss carryforwards	%	Total	%
2025	12,140	17.9%	404	16.4%	12,544	17.9%	(1,209)	10.1%	11,335	19.5%
2026	7,872	11.6%	171	6.9%	8,043	11.5%	(313)	2.6%	7,730	13.3%
2027	7,468	11.0%	99	4.0%	7,567	10.8%	(272)	2.3%	7,295	12.5%
2028	7,093	10.5%	100	4.1%	7,193	10.2%	(405)	3.4%	6,788	11.7%
2029	6,758	10.0%	170	6.9%	6,928	9.9%	(851)	7.1%	6,077	10.4%
After 2029	26,406	39.0%	1,525	61.7%	27,931	39.7%	(8,900)	74.5%	19,031	32.6%
Total	67,737	100.0%	2,469	100.0%	70,206	100.0%	(11,950)	100.0%	58,256	100.0%
Present value (1)	52,656		1,806		54,462		(8,021)		46,441
1) The average funding rate, net of tax effects, was used to determine the present value.
Net income in the financial statements is not directly related to the taxable income for income tax and social contribution, due to differences between accounting criteria and the tax legislation, in addition to corporate aspects. Accordingly, it is recommended that changes in realization of deferred tax assets presented above are not considered as an indication of future net income.

IV - Deferred tax assets not accounted

At 12/31/2024, deferred tax assets not accounted for correspond to R$ 88 (R$ 273 at 12/31/2023) and result from Management’s evaluation of their perspectives of realization in the long term.

c) Tax liabilities

	Note	12/31/2024	12/31/2023
Taxes and contributions on income payable		4,364	3,970
Deferred tax liabilities	24b II	603	560
Other		6,378	4,672
Total		11,345	9,202
Current		8,444	7,915
Non-current		2,901	1,287

F-65

Note 25 - Earnings per share

a) Basic earnings per share

Net income attributable to ITAÚ UNIBANCO HOLDING's shareholders is divided by the average number of outstanding shares in the period, excluding treasury shares.
	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Net income attributable to owners of the parent company	41,085	33,105	29,207
Minimum non-cumulative dividends on preferred shares	(106)	(106)	(106)
Retained earnings to be distributed to common equity owners in an amount per share equal to the minimum dividend payable to preferred equity owners	(109)	(109)	(109)
Retained earnings to be distributed, on a pro rata basis, to common and preferred equity owners:
Common	20,701	16,642	14,669
Preferred	20,169	16,248	14,323
Total net income available to equity owners
Common	20,810	16,751	14,778
Preferred	20,275	16,354	14,429
Weighted average number of outstanding shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,831,104,001	4,840,883,862	4,840,703,872
Basic earnings per share – R$
Common	4.20	3.38	2.98
Preferred	4.20	3.38	2.98

b) Diluted earnings per share

Calculated similarly to the basic earnings per share; however, it includes the conversion of all preferred shares potentially dilutable in the denominator.
	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Net income available to preferred equity owners	20,275	16,354	14,429
Dividends on preferred shares after dilution effects	168	115	90
Net income available to preferred equity owners considering preferred shares after the dilution effect	20,443	16,469	14,519
Net income available to ordinary equity owners	20,810	16,751	14,778
Dividend on preferred shares after dilution effects	(168)	(115)	(90)
Net income available to ordinary equity owners considering preferred shares after the dilution effect	20,642	16,636	14,688
Adjusted weighted average of shares
Common	4,958,290,359	4,958,290,359	4,958,290,359
Preferred	4,911,006,957	4,908,283,361	4,900,469,300
Preferred	4,831,104,001	4,840,883,862	4,840,703,872
Incremental as per share-based payment plans	79,902,956	67,399,499	59,765,428
Diluted earnings per share – R$
Common	4.16	3.36	2.96
Preferred	4.16	3.36	2.96
There was no potentially antidulitive effect of the shares in share-based payment plans, in both periods.

F-66

Note 26 - Post-employment benefits

The accounting policies on post-employment benefits are presented in Note 2c XIV.

Retirement plans are managed by Closed-end Private Pension Entities (EFPC) and are closed to new applicants. These entities have an independent structure and manage their plans according to the characteristics of their regulations.

There are three types of retirement plan:

    •   Defined Benefit Plans (BD): plans for which scheduled benefits have their value established in advance, based on salaries and/or length of service of employees, and the cost is actuarially determined. The plans classified in this category are: Plano de Aposentadoria Complementar; Plano de Aposentadoria Complementar Móvel Vitalícia; Plano de Benefício Franprev; Plano de Benefício 002; Plano de Benefícios Prebeg; Plano BD UBB PREV; Plano de Benefícios II; Plano Básico Itaulam; Plano BD Itaucard; Plano de Aposentadoria Principal Itaú Unibanco managed by Fundação Itaú Unibanco - Previdência Complementar (FIU); and Plano de Benefícios I, managed by Fundo de Pensão Multipatrocinado (FUNBEP).

    •   Defined Contribution Plans (CD): plans for which scheduled benefits have their value permanently adjusted to the investments balance, kept in favor of the participant, including in the benefit concession phase, considering net proceedings of its investment, amounts contributed and benefits paid. Defined Contribution plans include pension funds consisting of the portions of sponsor's contributions not included in a participant's account balance due to loss of eligibility for the benefit, and of monies arising from the migration of retirement plans in defined benefit modality. These funds are used for future contributions to individual participant's accounts, according to the respective benefit plan regulations. The plans classified in this category are: Plano Itaubanco CD; Plano de Aposentadoria Itaubank; Plano de Previdência REDECARD managed by FIU.

    •   Variable Contribution Plans (CV): in this type of plan, scheduled benefits present a combination of characteristics of defined contribution and defined benefit modalities, and the benefit is actuarially determined based on the investments balance accumulated by the participant on the retirement date. The plans classified in this category are: Plano de Previdência Unibanco Futuro Inteligente; Plano Suplementar Itaulam; Plano CV Itaucard; Plano de Aposentadoria Suplementar Itaú Unibanco managed by FIU and Plano de Benefícios II managed by FUNBEP.

a) Main actuarial assumptions

The table below shows the actuarial assumptions of demographic and financial nature used to calculate the defined benefit obligation:
Type	Assumption	12/31/2024	12/31/2023
Demographic	Mortality table	AT-2000 softned by 10%	AT-2000 softned by 10%
Financial	Discount rate (1)	11.59% p.a.	9.56% p.a.
Financial	Inflation (2)	4.00% p.a.	4.00% p.a.
1) Considers the interest rates of the National Treasury Notes (NTN-B) with maturity dates near the terms of the respective obligations, compatible with the economic scenario observed on the balance sheet closing date, considering the volatility of interest market and models used.
2) Long-term inflation projected by the market, according to the maturity of each plan.
Retirement plans sponsored by foreign subsidiaries - Banco Itaú (Suisse) S.A., Itaú Colombia S.A. and PROSERV - Promociones y Servicios S.A. de C.V. - are structured as Defined Benefit modality and adopt actuarial assumptions adequate to masses of participants and the economic scenario of each country.

b) Risk management

The EFPCs sponsored by ITAÚ UNIBANCO HOLDING are regulated by the National Council for Complementary Pension (CNPC) and PREVIC, and have an Executive Board, Advisory and Tax Councils.

F-67

Benefits offered have long-term characteristics and the main factors involved in the management and measurement of their risks are financial risk, inflation risk and demographic risk.

    •   Financial risk – the actuarial liability is calculated by adopting a discount, which may differ from rates earned in investments. If real income from plan investments is lower than yield expected, this may give rise to a deficit. To mitigate this risk and assure the capacity to pay long-term benefits, the plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and risk of mismatch between assets and liabilities. Additionally, adherence tests are carried out in financial assumptions to ensure their adequacy to obligations of respective plans.

    •   Inflation risk - a large part of liabilities is pegged to inflation risk, making actuarial liabilities sensitive to increase in rates. To mitigate this risk, the same financial risks mitigation strategies are used.

    •   Demographic risk - plans that have any obligation actuarially assessed are exposed to demographic risk. In the event the mortality tables used are not adherent to the mass of plan participants, a deficit or surplus may arise in actuarial evaluation. To mitigate this risk, adherence tests to demographic assumptions are conducted to ensure their adequacy to liabilities of respective plans.

For purposes of registering in the balance sheet of the EFPCs that manage them, actuarial liabilities of plans use discount rate adherent to their asset portfolio and income and expense flows, according to a study prepared by an independent actuarial consulting company. The actuarial method used is the aggregate method, through which the plan costing is defined by the difference between its equity coverage and the current value of its future liabilities, observing the methodology established in the respective actuarial technical note.

When a deficit in the concession period above the legally defined limits is noted, debt agreements are entered into with the sponsor according to costing policies, which affect the future contributions of the plan, and a plan for solving such deficit is established respecting the guarantees set forth by the legislation in force. The plans that are in this situation are resolved through extraordinary contributions that affect the values of the future contribution of the plan.

F-68

c) Asset management

The purpose of the management of the funds is the long-term balance between pension assets and liabilities with payment of benefits by exceeding actuarial goals(discount rate plus benefit adjustment index, established in the plan regulations).
Below is a table with the allocation of assets by category, segmented into Quoted in an active market and Not quoted in an active market:
Types	Fair value		% Allocation
	12/31/2024	12/31/2023	12/31/2024	12/31/2023
Fixed income securities	20,732	22,363	96.5%	94.2%
Quoted in an active market	20,117	21,705	93.6%	91.4%
Non quoted in an active market	615	658	2.9%	2.8%
Variable income securities	9	640	-	2.7%
Quoted in an active market	4	630	-	2.7%
Non quoted in an active market	5	10	-	-
Structured investments	120	128	0.6%	0.5%
Non quoted in an active market	120	128	0.6%	0.5%
Real estate	546	544	2.5%	2.3%
Loans to participants	83	79	0.4%	0.3%
Total	21,490	23,754	100.0%	100.0%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 1 (R$ 1 at 12/31/2023), and real estate rented to group companies, with a fair value of R$ 472 (R$ 464 at 12/31/2023).

d) Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not have additional liabilities related to post-employment benefits, except in cases arising from maintenance commitments assumed in acquisition agreements which occurred over the years, as well as those benefits originated from court decision in the terms and conditions established, in which there is total or partial sponsorship of health care plans for a specific group of former employees and their beneficiaries. Its costing is actuarially determined so as to ensure coverage maintenance. These plans are closed to new applicants.

Assumptions for discount rate, inflation, mortality table and actuarial method are the same as those used for retirement plans. ITAÚ UNIBANCO HOLDING used the percentage of 4% p.a. for medical inflation, additionally considering, inflation rate of 4% p.a.

Particularly in other post-employment benefits, there is medical inflation risk associated with above expectation increases in medical costs. To mitigate this risk, the same financial risks mitigation strategies are used.

F-69

e) Change in the net amount recognized in the balance sheet

The net amount recognized in the Balance Sheet is limited by the asset ceiling and it is computed based on estimated future contributions to be realized by the sponsor, so that it represents the maximum reduction amount in the contributions to be made.

		12/31/2024
	Note	BD and CV plans				CD plans			Other post-employment benefits	Total
		Net asset	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amounts recognized in income (1+2+3+4)		2,226	(2,015)	(397)	(186)	105	(7)	98	(65)	(153)
1 - Cost of current service		-	(29)	-	(29)	-	-	-	-	(29)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,226	(1,986)	(397)	(157)	41	(7)	34	(65)	(188)
4 - Other revenues and expenses (1)		-	-	-	-	64	-	64	-	64
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		(3,240)	2,762	290	(188)	(133)	6	(127)	88	(227)
5 - Effects on asset ceiling		-	-	290	290	-	6	6	-	296
6 - Remeasurements		(3,244)	2,790	-	(454)	(133)	-	(133)	88	(499)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	3,197	-	3,197	-	-	-	91	3,288
Experience of the plan (2)		(3,244)	(407)	-	(3,651)	(133)	-	(133)	(3)	(3,787)
7 - Exchange variation		4	(28)	-	(24)	-	-	-	-	(24)
Other (8+9+10)		(1,250)	1,808	-	558	-	-	-	191	749
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,808)	1,808	-	-	-	-	-	191	191
10 - Contributions and investments from sponsor		558	-	-	558	-	-	-	-	558
Amounts at the end of period		21,490	(19,035)	(4,237)	(1,782)	365	(81)	284	(562)	(2,060)
Amount recognized in Assets	18a				17			284	-	301
Amount recognized in Liabilities	18b				(1,799)			-	(562)	(2,361)
		12/31/2023
		BD and CV plans				CD plans			Other post-employment benefits	Total
		Net assets	Actuarial liabilities	Asset ceiling	Recognized amount	Pension plan fund	Asset ceiling	Recognized amount	Liabilities	Recognized amount
Amounts at the beginning of the period		21,933	(19,637)	(3,734)	(1,438)	420	(42)	378	(849)	(1,909)
Amounts recognized in income (1+2+3+4)		2,193	(1,969)	(388)	(164)	(39)	(4)	(43)	(79)	(286)
1 - Cost of current service		-	(28)	-	(28)	-	-	-	-	(28)
2 - Cost of past service		-	-	-	-	-	-	-	-	-
3 - Net interest		2,193	(1,941)	(388)	(136)	40	(4)	36	(79)	(179)
4 - Other revenues and expenses (1)		-	-	-	-	(79)	-	(79)	-	(79)
Amount recognized in stockholders' equity - other comprehensive income (5+6+7)		1,136	(1,685)	(8)	(557)	12	(34)	(22)	(37)	(616)
5 - Effects on asset ceiling		-	-	(8)	(8)	-	(34)	(34)	-	(42)
6 - Remeasurements		1,138	(1,667)	-	(529)	12	-	12	(37)	(554)
Changes in demographic assumptions		-	-	-	-	-	-	-	-	-
Changes in financial assumptions		-	(1,331)	-	(1,331)	-	-	-	(39)	(1,370)
Experience of the plan (2)		1,138	(336)	-	802	12	-	12	2	816
7 - Exchange variation		(2)	(18)	-	(20)	-	-	-	-	(20)
Other (8+9+10)		(1,508)	1,701	-	193	-	-	-	189	382
8 - Receipt by Destination of Resources		-	-	-	-	-	-	-	-	-
9 - Benefits paid		(1,701)	1,701	-	-	-	-	-	189	189
10 - Contributions and investments from sponsor		193	-	-	193	-	-	-	-	193
Amounts at the end of period		23,754	(21,590)	(4,130)	(1,966)	393	(80)	313	(776)	(2,429)
Amount recognized in Assets	18a				30			313	-	343
Amount recognized in Liabilities	18b				(1,996)			-	(776)	(2,772)
1) Corresponds to the use of asset amounts allocated in pension funds of the defined contribution plans.
2) Correspond to the income obtained above / below the expected return and comprise the contributions made by participants.

F-70

Net interest correspond to the amount calculated on 01/01/2024 based on the initial amount (Net assets, Actuarial liabilities and Restriction of assets), taking into account the estimated amount of payments/receipts of benefits/contributions, multiplied by the discount rate of 9.56% p.a. (On 01/01/2023 the rate used was 10.34% p.a.).

As of 2023, ITAÚ UNIBANCO HOLDING started sponsoring the Plano de Benefícios II. The amount recognized in Liabilities is R$ 53, in Other Comprehensive Income is R$ 8 and in income/(expense) is R$ 2.

f) Defined benefit contributions

	Estimated contributions	Contributions made
	2025	01/01 to 12/31/2024	01/01 to 12/31/2023
Retirement plan - FIU	17	70	69
Retirement plan - FUNBEP	94	453	91
Total (1)	111	523	160
1) Include extraordinary contributions agreed upon in deficit equation plans.

g) Maturity profile of defined benefit liabilities

	Duration (1)	2025	2026	2027	2028	2029	2030	to	2034
Pension plan - FIU	8.08	1,244	1,192	1,230	1,264	1,298	6,886
Pension plan - FUNBEP	7.60	716	733	750	767	782	4,084
Other post-employment benefits	7.29	85	91	72	45	47	258
Total		2,045	2,016	2,052	2,076	2,127	11,228
1) Average duration of plan´s actuarial liabilities.

h) Sensitivity analysis

To measure the effects of changes in the key assumptions, sensitivity tests are conducted in actuarial liabilities annually. The sensitivity analysis considers a vision of the impacts caused by changes in assumptions, which could affect the income for the period and stockholders’ equity at the balance sheet date. This type of analysis is usually carried out under the ceteris paribus condition, in which the sensitivity of a system is measured when only one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:

Main assumptions	BD and CV plans			Other post-employment benefits
	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)	Present value of liability	Income	Stockholders´ equity (Other comprehensive income) (1)
Discount rate
Increase by 0.5 p.p.	(654)	-	242	(18)	-	18
Decrease by 0.5 p.p.	701	-	(264)	20	-	(20)
Mortality table
Increase by 5%	(203)	-	77	(9)	-	9
Decrease by 5%	212	-	(81)	10	-	(10)
Medical inflation
Increase by 1 p.p.	-	-	-	44	-	(44)
Decrease by 1 p.p.	-	-	-	(38)	-	38
1) Net of effects of asset ceiling

Note 27 - Insurance contracts and private pension

The accounting policy on insurance contracts and private pension is presented in Note 2c XI.

Insurance products sold by ITAÚ UNIBANCO HOLDING are divided into (i) non-life insurance, which guarantees loss, damage or liability for objects or people; and (ii) life insurance, which includes coverage against the risk of death and personal accidents. Insurance products are substantially offered through the electronic channels and branches of ITAÚ UNIBANCO HOLDING.

F-71

ITAÚ UNIBANCO HOLDING reinsures the portion of the underwritten risks that exceed the maximum liability limits it deems to be appropriate for each segment and product. These reinsurance contracts allow the recovery of a portion of the losses with the reinsurer, although they do not release ITAÚ UNIBANCO HOLDING from the main obligation.

Private pension products are essentially divided into: (i) Free Benefit Generating Plan (PGBL) and Free Benefit Generating Life Plan (VGBL): whose main objective is to accumulate financial resources, the payment of which is made by means of income; and (ii) traditional: pension plan with a minimum guarantee of profitability, which is no longer sold.

Financial assets related to insurance and private pension contracts are composed mainly of government securities measured at amortized cost and fair value through other comprehensive income, the latter being preferably related to the assets guaranteeing long-term obligations. Therefore, effects at present value of projected cash flows from insurance and private pension contracts are substantially neutralized by these FVOCI financial assets.

The liquidity management of insurance and private pension contracts is detailed in Note 32.

Insurance contracts and private pension portfolios and measurement approach are presented below:

	Note	12/31/2024			12/31/2023
		(Assets) / Liabilities	Income		(Assets) / Liabilities	Income
			Contractual	Financial		Contractual	Financial
General Model (BBA)		16,399	2,332	(1,385)	15,762	2,361	(538)
lnsurance	27a I	5,752	2,463	(268)	5,134	2,461	(242)
Private pension	27a II	10,647	(131)	(1,117)	10,628	(100)	(296)
Variable Fee Approach (VFA)	27a II	289,823	1,869	(22,310)	255,193	1,709	(28,044)
Private pension		289,823	1,869	(22,310)	255,193	1,709	(28,044)
Simplified Model (PAA)	27a I	611	2,335	16	450	2,062	(3)
lnsurance		631	2,382	11	488	2,068	(2)
Reinsurance		(20)	(47)	5	(38)	(6)	(1)
Total Insurance contracts and private pension		306,833	6,536	(23,679)	271,405	6,132	(28,585)
lnsurance		6,383	4,845	(257)	5,622	4,529	(244)
Reinsurance		(20)	(47)	5	(38)	(6)	(1)
Private pension		300,470	1,738	(23,427)	265,821	1,609	(28,340)
Current		611	-	-	450
Non-current		306,222	-	-	270,955

Insurance of General Model (BBA) are composed of assets of R$ (46) (R$ (103) at 12/31/2023) and liabilities of R$ 5,798 (R$ 5,237 at 12/31/2023).

F-72

a) Reconciliation of insurance and private pension portfolios

I - Insurance

	12/31/2024				12/31/2023
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	3,015	1,960	609	5,584	2,248	1,936	697	4,881
Income from Insurance Contracts and Private Pension	(6,446)	(39)	1,687	(4,798)	(5,791)	(150)	1,418	(4,523)
Financial Income from Insurance Contracts and Private Pension	233	(71)	-	162	137	174	25	336
Premiums Received, Claims and Other Expenses Paid	7,066	-	(1,651)	5,415	6,421	-	(1,531)	4,890
Closing Balance	3,868	1,850	645	6,363	3,015	1,960	609	5,584

	12/31/2024				12/31/2023
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening Balance - 01/01	86	5,215	283	5,584	(145)	4,756	270	4,881
Realization of Insurance Contractual Margin	-	(5,194)	-	(5,194)	-	(4,554)	-	(4,554)
Actuarial Remeasurements	1,557	(1,151)	(10)	396	1,266	(1,198)	(37)	31
Income from Insurance Contracts and Private Pension	1,557	(6,345)	(10)	(4,798)	1,266	(5,752)	(37)	(4,523)
New Recognized Insurance Contracts	(6,760)	6,743	17	-	(5,943)	5,921	22	-
Financial Income from Insurance Contracts and Private Pension	(152)	315	(1)	162	18	290	28	336
Recognized in Income for the period	(76)	315	13	252	(59)	290	14	245
Recognized in Other Comprehensive Income	(76)	-	(14)	(90)	77	-	14	91
Premiums Received, Claims and Other Expenses Paid	5,415	-	-	5,415	4,890	-	-	4,890
Closing Balance	146	5,928	289	6,363	86	5,215	283	5,584

II - Private pension

	12/31/2024				12/31/2023
	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total	Liability for Remaining Coverage	Loss Component of the Liability for Remaining Coverage	Liability for Incurred Claims	Total
Opening Balance - 01/01	265,128	595	98	265,821	227,952	184	86	228,222
Income from Insurance Contracts and Private Pension	(89,794)	137	87,919	(1,738)	(84,584)	148	82,827	(1,609)
Financial Income from Insurance Contracts and Private Pension	22,753	(16)	(1)	22,736	29,186	263	6	29,455
Premiums Received, Claims and Other Expenses Paid	101,575	-	(87,924)	13,651	92,574	-	(82,821)	9,753
Closing Balance	299,662	716	92	300,470	265,128	595	98	265,821

	12/31/2024				12/31/2023
	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total	Estimate of Present Value of Future Cash Flows	Contractual Service Margin	Risk Adjustment for Non-financial Risk	Total
Opening balance - 01/01	245,564	19,936	321	265,821	210,255	17,696	271	228,222
Realization of Insurance Contractual Margin	-	(1,899)	-	(1,899)	-	(1,829)	-	(1,829)
Actuarial Remeasurements	379	(196)	(22)	161	(1,330)	1,534	16	220
Income from Insurance Contracts and Private Pension	379	(2,095)	(22)	(1,738)	(1,330)	(295)	16	(1,609)
New Recognized Insurance Contracts	(3,103)	3,097	6	-	(2,520)	2,514	6	-
Financial Income from Insurance Contracts and Private Pension	22,729	6	1	22,736	29,406	21	28	29,455
Recognized in Income for the period	23,410	6	11	23,427	28,309	21	10	28,340
Recognized in Other Comprehensive Income	(681)	-	(10)	(691)	1,097	-	18	1,115
Premiums Received, Claims and Other Expenses Paid	13,651	-	-	13,651	9,753	-	-	9,753
Closing Balance	279,220	20,944	306	300,470	245,564	19,936	321	265,821

The underlying assets of the portfolio of private pension contracts with direct participation features (PGBL and VGBL) are composed of specially organized investment funds, which are mostly consolidated in ITAÚ UNIBANCO HOLDING, whose fair value of the quotas is R$ 287,919 (R$ 253,287 at 12/31/2023).

F-73

b) Contractual service margin

ITAÚ UNIBANCO HOLDING expects to recognize the Contractual Service Margin in income according to the terms and amounts shown below:

Period	12/31/2024			12/31/2023
	lnsurance	Private Pension	Total	lnsurance	Private Pension	Total
1 year	2,388	2,068	4,456	1,944	1,736	3,680
2 years	1,638	2,084	3,722	1,222	1,861	3,083
3 years	1,188	2,115	3,303	1,011	1,897	2,908
4 years	580	2,077	2,657	717	1,903	2,620
5 years	115	1,935	2,050	295	1,806	2,101
Over 5 years	19	10,665	10,684	26	10,733	10,759
Total	5,928	20,944	26,872	5,215	19,936	25,151

During the period, the recognized amount of revenue from insurance contracts and private pension referring to groups of contracts measured by the modified retrospective approach (contracts in force on the transition date) is R$ 2,241 (R$ 2,532 from 01/01 to 12/31/2023), with the balance of margin of these contracts corresponding to R$ 17,798 (R$ 19,809 at 12/31/2023).

c) Discount rates

The rates used by indexing unit to discount cash flows from insurance contracts and private pension are as follows:

	12/31/2024					12/31/2023
Indexes	1 year	3 years	5 years	10 years	20 years	1 year	3 years	5 years	10 years	20 years
IGPM	7.43%	5.69%	6.29%	6.18%	5.88%	5.56%	4.91%	5.25%	5.59%	5.65%
IPCA	7.63%	8.05%	7.79%	7.59%	7.36%	5.87%	5.09%	5.09%	5.20%	5.31%
TR	13.07%	13.48%	13.24%	12.78%	12.58%	9.35%	9.10%	9.32%	9.48%	9.45%

d) Claims development

Occurrence date		12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024	Total
At the end of event period		1,016	1,262	1,164	1,122	1,201
After 1 year		1,248	1,529	1,414	1,383
After 2 years		1,283	1,571	1,444
After 3 years		1,298	1,584
After 4 years		1,308
Accumulated payments through base date		1,292	1,554	1,431	1,384	1,104	6,765
Liabilities recognized in the balance sheet							705
Liabilities in relation to prior periods							17
Other estimates							19
Adjustment to present value							(44)
Risk adjustment to non-financial risk							40
Liability for Claims incurred at	12/31/2024						737

F-74

Note 28 - Fair value

The accounting policy on fair value of financial instruments is presented in Note 2c IV.

a) Assets and liabilities measured at fair value

The following table presents the assets and liabilities measured at fair value on a recurring basis, segregated between levels of the fair value hierarchy.

	12/31/2024				12/31/2023
	Level 1	Level 2	Level 3	Book Value / Fair Value	Level 1	Level 2	Level 3	Book Value / Fair Value
Financial assets	535,394	130,188	2,158	667,740	523,741	117,030	2,371	643,142
Financial assets at fair value through profit or loss	432,075	127,422	1,940	561,437	396,210	114,775	2,118	513,103
Investment funds	1,280	35,823	-	37,103	225	26,345	-	26,570
Brazilian government securities	358,886	2,810	-	361,696	333,539	8,553	-	342,092
Government securities – Latin America	4,381	-	-	4,381	2,875	-	-	2,875
Government securities – Abroad	1,473	-	-	1,473	2,562	-	-	2,562
Corporate securities	66,055	87,177	1,940	155,172	57,009	78,526	2,118	137,653
Shares	7,659	18,115	106	25,880	9,089	17,375	71	26,535
Rural product note	-	941	-	941	-	4,203	-	4,203
Bank deposit certificates	-	450	-	450	-	128	-	128
Real estate receivables certificates	265	1,289	100	1,654	197	1,268	126	1,591
Debentures	55,942	29,466	1,734	87,142	45,070	29,583	1,895	76,548
Eurobonds and other	1,968	23	-	1,991	2,459	-	5	2,464
Financial bills	-	33,071	-	33,071	-	22,548	4	22,552
Promissory and commercial notes	-	1,216	-	1,216	-	2,585	17	2,602
Other	221	2,606	-	2,827	194	836	-	1,030
Other Financial Assets	-	1,612	-	1,612	-	1,351	-	1,351
Financial assets at fair value through other comprehensive income	103,319	2,766	218	106,303	127,531	2,255	253	130,039
Brazilian government securities	64,377	-	-	64,377	83,672	233	-	83,905
Government securities – Latin America	21,470	-	-	21,470	23,872	-	-	23,872
Government securities – Abroad	13,026	-	-	13,026	9,910	-	-	9,910
Corporate securities	4,446	2,766	218	7,430	10,077	2,022	253	12,352
Shares	509	57	-	566	5,900	50	193	6,143
Rural product note	-	126	-	126	-	-	-	-
Bank deposit certificates	-	83	-	83	-	44	-	44
Real estate receivables certificates	-	57	-	57	-	67	-	67
Debentures	761	519	218	1,498	1,045	728	-	1,773
Eurobonds and other	3,162	1,650	-	4,812	3,061	936	60	4,057
Financial credit bills	-	53	-	53	-	-	-	-
Other	14	221	-	235	71	197	-	268
Designated as fair value through profit or loss	318	-	-	318	-	-	-	-
Brazilian government securities	43	-	-	43	-	-	-	-
Government securities – Latin America	275	-	-	275	-	-	-	-
Non-financial assets	2,345	-	-	2,345	-	-	-	-
Financial liabilities at fair value through profit or loss	-	(862)	-	(862)	-	(856)	-	(856)
Structured notes	-	(318)	-	(318)	-	(296)	-	(296)
Other financial liabilities	-	(544)	-	(544)	-	(560)	-	(560)

F-75

The following table presents the breakdown of fair value hierarchy levels for derivative assets and liabilities.
	12/31/2024				12/31/2023
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets	5	92,062	372	92,439	6	54,983	262	55,251
Swap Contracts – adjustment receivable	-	55,106	322	55,428	-	37,721	236	37,957
Option Contracts	-	21,139	31	21,170	-	7,712	6	7,718
Forward Contracts	-	1,721	18	1,739	-	3,255	19	3,274
Credit derivatives	-	632	1	633	-	281	1	282
NDF - Non Deliverable Forward	-	12,207	-	12,207	-	5,378	-	5,378
Other derivative financial instruments	5	1,257	-	1,262	6	636	-	642
Liabilities	(67)	(85,171)	(175)	(85,413)	(112)	(51,974)	(389)	(52,475)
Swap Contracts – adjustment payable	-	(51,242)	(152)	(51,394)	-	(35,369)	(372)	(35,741)
Option Contracts	-	(20,580)	(8)	(20,588)	-	(8,971)	(1)	(8,972)
Forward Contracts	-	(1,435)	(15)	(1,450)	-	(2,966)	(16)	(2,982)
Credit derivatives	-	(795)	-	(795)	-	(149)	-	(149)
NDF - Non Deliverable Forward	-	(10,761)	-	(10,761)	-	(4,478)	-	(4,478)
Other derivative financial instruments	(67)	(358)	-	(425)	(112)	(41)	-	(153)
In all periods, there were no material transfer between Level 1 and Level 2. Transfers to and from Level 3 are presented in movements of Level 3.

The assets and liabilities measured at fair value on a recurring basis are classified as follows:

Level 1: Securities and Other non-financial assets with liquid prices available in an active market and derivatives traded on stock exchanges. This classification level includes most of the Brazilian government securities, government securities from Latin America, government securities from other countries, shares, debentures with price published by Associação Brasileira das Entidades dos Mercados Financeiros e de Capitais (ANBIMA) and other traded in an active market.

Level 2: Securities, derivatives and others that do not have price information available and are priced based on conventional or internal models. The inputs used by these models are captured directly or built from observations of active markets. Most derivatives traded over-the-counter, certain Brazilian government bonds, debentures and other corporate securities whose credit component effect is not considered relevant, are at this level.

Level 3: Securities and derivatives for which pricing inputs are generated by statistical and mathematical models. Debentures and other corporate securities that do not fit into level 2 rule and derivatives with maturities greater than the last observable vertices of the discount curves are at this level.

Governance of Level 3 recurring fair value measurement

The departments in charge of defining and applying the pricing models are segregated from the business areas. The models are documented, submitted to validation by an independent area and approved by a specific committee. The daily processes of price capture, calculation and disclosure are periodically checked according to formally defined tests and criteria and the information is stored in a single corporate data base.

The most frequent cases of assets classified as Level 3 are justified by the discount factors used and corporate bonds whose credit component is relevant. Factors such as the fixed interest curve in Brazilian Reais and the TR coupon curve – and, as a result, their related factors – have inputs with terms shorter than the maturities of fixed-income assets.

Level 3 recurring fair value changes

The tables below show balance sheet changes for financial instruments classified by ITAÚ UNIBANCO HOLDING in Level 3 of the fair value hierarchy. Derivative financial instruments classified in Level 3 correspond to swap and option.

F-76

	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2024	12/31/2023	Recognized in income	Recognized in other comprehensive income				12/31/2024

Financial assets at fair value through profit or loss	2,118	286	-	1,209	(585)	(1,088)	1,940	(994)
Corporate securities	2,118	286	-	1,209	(585)	(1,088)	1,940	(994)
Shares	71	36	-	3	(4)	-	106	(98)
Real estate receivables certificates	126	(27)	-	83	(95)	13	100	(78)
Debentures	1,895	306	-	950	(259)	(1,158)	1,734	(818)
Promissory notes	17	-	-	-	-	(17)	-	-
Eurobonds and other	5	(41)	-	132	(87)	(9)	-	-
Financial bills	4	-	-	-	(4)	-	-	-
Other	-	12	-	41	(136)	83	-	-
Financial assets at fair value through other comprehensive income	253	12	6	504	(372)	(185)	218	-
Corporate securities	253	12	6	504	(372)	(185)	218	-
Shares	193	-	-	-	(193)	-	-	-
Debentures	-	7	(1)	216	(144)	140	218	-
Eurobonds and other	60	5	7	288	(35)	(325)	-	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2023	Recognized in income	Recognized in other comprehensive income				12/31/2024

Derivatives - assets	262	176	-	235	(216)	(85)	372	270
Swap Contracts – adjustment receivable	236	164	-	168	(169)	(77)	322	271
Option Contracts	6	13	-	67	(47)	(8)	31	(2)
Forward contracts	19	(1)	-	-	-	-	18	-
Credit derivatives	1	-	-	-	-	-	1	1
Derivatives - liabilities	(389)	(215)	-	(306)	239	496	(175)	13
Swap Contracts – adjustment payable	(372)	(233)	-	(252)	216	489	(152)	6
Option Contracts	(1)	17	-	(54)	23	7	(8)	7
Forward contracts	(16)	1	-	-	-	-	(15)	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

01/01/2023	12/31/2022	Recognized in income	Recognized in other comprehensive income				12/31/2023

Financial assets at fair value through profit or loss	339	(5)	-	920	(300)	1,164	2,118	(1,009)
Corporate securities	339	(5)	-	920	(300)	1,164	2,118	(1,009)
Shares	86	(14)	-	9	(10)	-	71	(100)
Real estate receivables certificates	151	(38)	-	2	-	11	126	(64)
Debentures	84	(36)	-	740	(67)	1,174	1,895	(845)
Rural Product Note	7	5	-	2	-	(14)	-	-
Promissory notes	-	(3)	-	20	-	-	17	-
Eurobonds and other	4	84	-	137	(220)	-	5	-
Financial bills	7	(3)	-	10	(3)	(7)	4	-
Financial assets at fair value through other comprehensive income	58	(19)	153	51	(8)	18	253	-
Corporate securities	58	(19)	153	51	(8)	18	253	-
Shares	45	(3)	151	-	-	-	193	-
Bank deposit certificates	13	(13)	-	-	-	-	-	-
Debentures	-	-	(1)	35	-	(34)	-	-
Eurobonds and other	-	(3)	3	16	(8)	52	60	-
	Fair value at	Total gains or losses (realized / unrealized)		Purchases	Settlements	Transfers in and / or out of Level	Fair value at	Total Gains or Losses (unrealized)

	12/31/2022	Recognized in income	Recognized in other comprehensive income				12/31/2023

Derivatives - assets	671	80	-	157	(104)	(542)	262	244
Swap Contracts – adjustment receivable	631	108	-	133	(94)	(542)	236	240
Option Contracts	34	(32)	-	14	(10)	-	6	1
Forward contracts	6	3	-	10	-	-	19	3
Credit derivatives	-	1	-	-	-	-	1	-
Derivatives - liabilities	(569)	(74)	-	(387)	189	452	(389)	273
Swap Contracts – adjustment payable	(561)	(70)	-	(369)	176	452	(372)	274
Option Contracts	(2)	(3)	-	(9)	13	-	(1)	(1)
Forward contracts	(6)	(1)	-	(9)	-	-	(16)	-

F-77

Sensitivity analysis of Level 3 operations

The fair value of financial instruments classified in Level 3 is measured through valuation techniques based on correlations and associated products traded in active markets, internal estimates and internal models.

Material unobservable inputs used for measurement of the fair value of instruments classified in Level 3 are: interest rates, underlying asset prices and volatility. Material variations in any of these inputs separately may give rise to material changes in the fair value.

The table below shows the sensitivity of these fair values in scenarios of changes of interest rates, in asset prices and in scenarios with varying shocks to prices and volatilities for nonlinear assets, considering:

Interest rate: Based on reasonably possible changes in assumptions of 1, 25 and 50 basis points (scenarios I, II and III respectively) applied to the interest curves, both up and down, taking the largest losses resulting in each scenario.

Commodities, Index and Shares: Based on reasonably possible changes in assumptions of 5 and 10 percentage points (scenarios I and II respectively) applied to share prices, both up and down, taking the largest losses resulting in each scenario.

Nonlinear:

Scenario I: Based on reasonably possible changes in assumptions of 5 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Scenario II: Based on reasonably possible changes in assumptions of 10 percentage points on prices and 25 percentage points on the volatility level, both up and down, taking the largest losses resulting in each scenario.

Sensitivity – Level 3 Operations		12/31/2024		12/31/2023
Market risk factor groups	Scenarios	Impact		Impact
		Income	Stockholders' equity	Income	Stockholders' equity
Interest rates	I	(7.4)	(0.1)	(3.5)	-
	II	(185.8)	(3.1)	(89.2)	(0.9)
	III	(372.2)	(6.2)	(178.9)	(1.8)
Commodities, Indexes and Shares	I	(5.7)	-	(13.3)	(9.6)
	II	(11.4)	-	(26.7)	(19.2)
Nonlinear	I	(25.1)	-	(0.1)	-
	II	(45.8)	-	(0.2)	-

b) Financial assets and liabilities not measured at fair value

The following table presents the book value and estimated fair value for financial assets and liabilities not measured at fair value.

	12/31/2024		12/31/2023
	Book value	Fair value	Book value	Fair value
Financial assets	1,912,804	1,913,073	1,686,225	1,693,038
At Amortized Cost	1,912,804	1,913,073	1,686,225	1,693,038
Central Bank of Brazil deposits	160,698	160,698	145,404	145,404
Interbank deposits	66,931	66,931	51,007	51,009
Securities purchased under agreements to resell	243,220	243,220	238,321	238,321
Securities	327,507	325,734	260,743	260,427
Loan and lease operations	1,025,493	1,027,535	910,590	917,717
Other financial assets	136,713	136,713	127,699	127,699
(-) Provision for expected loss	(47,758)	(47,758)	(47,539)	(47,539)
Financial liabilities	2,153,704	2,155,880	1,948,360	1,948,549
At Amortized Cost	2,148,776	2,150,952	1,944,162	1,944,351
Deposits	1,054,741	1,054,745	951,352	951,332
Securities sold under repurchase agreements	388,787	388,787	362,786	362,786
Interbank market funds	372,294	372,587	328,645	328,667
Institutional market funds	140,547	142,426	119,591	119,778
Other financial liabilities	192,407	192,407	181,788	181,788
Provision for Expected Loss	4,928	4,928	4,198	4,198
Loan commitments	3,940	3,940	3,311	3,311
Financial guarantees	988	988	887	887

The methods used to estimate the fair value of financial instruments measured at fair value on a non-recurring basis are:

    •   Central Bank of Brazil deposits, Securities purchased under agreements to resell and Securities sold under repurchase agreements - The carrying amounts for these instruments are close to their fair values.

F-78

    •   Interbank deposits, Deposits, lnterbank market funds and lnstitutional market funds - They are calculated by discounting estimated cash flows at market interest rates.

    •   Securities - Under normal conditions, the prices quoted in the market are the best indicators of the fair values of these financial instruments. However, not all instruments have liquidity or quoted market prices and, in such cases, are priced by conventional or internal models, with inputs captured directly, built based on observations of active markets, or generated by statistical and mathematical models.

    •   Loan and lease operations - Fair value is estimated for groups of loans with similar financial and risk characteristics, using valuation models. The fair value of fixed-rate loans is determined by discounting estimated cash flows, at interest rates applicable to similar loans. For the majority of loans at floating rates, the carrying amount is considered to be close to their market value. The fair value of loan and lease operations not overdue is calculated by discounting the expected payments of principal and interest to maturity. The fair value of overdue loan and lease transactions is based on the discount of estimated cash flows, using a rate proportional to the risk associated with the estimated cash flows, or on the underlying collateral. The assumptions for cash flows and discount rates rely on information available in the market and knowledge of the individual debtor.

    •   Other financial assets / liabilities - Primarily composed for receivables from credit card issuers, deposits in guarantee for contingent liabilities, provisions and legal obligations and trading and intermediation of securities. The carrying amounts for these assets/liabilities substantially approximate to their fair values, since they principally represent amounts to be received in the short term from credit card holders and to be paid to credit card issuers, deposits in guarantee (indexed to market rates) made by ITAÚ UNIBANCO HOLDING  to secure lawsuits or very short-term receivables (generally with a maturity of approximately 5 business days). All of these items represent assets/liabilities without material associated market, credit or liquidity risks.

Financial instruments not included in the Balance Sheet (Note 32) are represented by Letters of credit to be released and Financial guarantees, which amount to R$ 196,845 (R$ 123,471 at 12/31/2023) with an estimated fair value of R$ 111 (R$ 123 at 12/31/2023).

Note 29 - Provisions, contingent assets and contingent liabilities

The accounting policy on provisions, contingent assets and contingent liabilities is presented in Note 2c XII.

In the ordinary course of its business, ITAÚ UNIBANCO HOLDING may be a party to legal proceedings labor, civil and tax nature. The contingencies related to these lawsuits are classified as follows:

a) Contingent assets

There are no contingent assets recorded.

b) Provisions and contingencies

ITAÚ UNIBANCO HOLDING’s provisions for judicial and administrative challenges are long-term, considering the time required for their questioning, and this prevents the disclosure of a deadline for their conclusion.

The legal advisors believe that ITAÚ UNIBANCO HOLDING is not a party to this or any other administrative proceedings or lawsuits, in addition to those highlighted throughout this note, that could significantly affect the results of its operations.

F-79

Civil lawsuits

In general, provisions and contingencies arise from claims related to the revision of contracts and compensation for material and moral damages.

ITAÚ UNIBANCO HOLDING, despite having complied with the rules in force at the time, is a defendant in lawsuits filed by individuals referring to payment of inflation adjustments to savings accounts resulting from economic plans implemented in the 1980s and the 1990s, as well as in collective lawsuits filed by: (i) consumer protection associations; and (ii) the Public Attorney’s Office, on behalf of the savings accounts holders. In relation to these lawsuits, ITAÚ UNIBANCO HOLDING recognizes provisions upon receipt of summons, and when individuals demand the enforcement of a ruling handed down by the courts, using the same criteria as for provisions for individual lawsuits.

The Federal Supreme Court (STF) has issued some decisions favorable to savings account holders, but it has not established its understanding with respect to the constitutionality of the economic plans and their applicability to savings accounts. Currently, the appeals involving these matters are suspended, by order of the STF, until it pronounces its final decision.

In December 2017, through mediation of the Federal Attorney’s Office (AGU) and supervision of the BACEN, savers (represented by two civil associations, FEBRAPO and IDEC) and FEBRABAN entered into an instrument of agreement aiming at resolving lawsuits related to the economic plans, and ITAÚ UNIBANCO HOLDING has already accepted its terms. Said agreement was approved on March 1, 2018, by the Plenary Session of the Federal Supreme Court (STF) and savers could adhere to its terms for a 24-month period.

Due to the end of this term, the parties signed an amendment to the instrument of agreement to extend this period in order to contemplate a higher number of holders of savings accounts and, consequently, to extend the end of lawsuits. In May, 2020 the Federal Supreme Court (STF) approved this amendment and granted a 30-month term for new adhesions, and this term may be extended for another 30 months, subject to the reporting of the number of adhesions over the first period.

Labor claims

Provisions and contingencies arise from lawsuits in which labor rights provided for in labor legislation specific to the related profession are discussed, such as: overtime, salary equalization, reinstatement, transfer allowance, and pension plan supplement, among others.

F-80

Other risks

These are quantified and accrued on the basis of the amount of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned.

I - Civil, labor and other risks provisions

Below are the changes in civil, labor and other risks provisions:
		12/31/2024
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,203	7,821	2,141	13,165
(-) Provisions guaranteed by indemnity clause	2c XII	(205)	(962)	-	(1,167)
Subtotal		2,998	6,859	2,141	11,998
Adjustment / Interest	23	122	515	-	637
Changes in the period reflected in income	23	1,487	3,539	325	5,351
Increase		2,062	3,958	325	6,345
Reversal		(575)	(419)	-	(994)
Payment / Transfer		(1,569)	(3,371)	(1,400)	(6,340)
Subtotal		3,038	7,542	1,066	11,646
(+) Provisions guaranteed by indemnity clause	2c XII	169	671	-	840
Closing balance		3,207	8,213	1,066	12,486
Current		1,535	3,443	115	5,093
Non-current		1,672	4,770	951	7,393

		12/31/2023
	Note	Civil	Labor	Other Risks	Total
Opening balance - 01/01		3,231	8,186	1,844	13,261
(-) Provisions guaranteed by indemnity clause	2c XII	(207)	(952)	-	(1,159)
Subtotal		3,024	7,234	1,844	12,102
Adjustment / Interest	23	129	288	-	417
Changes in the period reflected in income	23	1,340	2,373	332	4,045
Increase		1,913	2,729	363	5,005
Reversal		(573)	(356)	(31)	(960)
Payment / Transfer		(1,495)	(3,036)	(35)	(4,566)
Subtotal		2,998	6,859	2,141	11,998
(+) Provisions guaranteed by indemnity clause	2c XII	205	962	-	1,167
Closing balance		3,203	7,821	2,141	13,165
Current		1,499	2,922	2,141	6,562
Non-current		1,704	4,899	-	6,603

F-81

II - Tax and social security provisions

Tax and social security provisions correspond to the principal amount of taxes involved in administrative or judicial tax lawsuits, subject to tax assessment notices, plus interest and, when applicable, fines and charges.

The table below shows the change in the provisions:
	Note	12/31/2024	12/31/2023
Opening balance - 01/01		6,579	6,214
(-) Provisions guaranteed by indemnity clause	2c XII	(79)	(75)
Subtotal		6,500	6,139
Adjustment / Interest (1)		543	382
Changes in the period reflected in income		(274)	373
Increase (1)		61	722
Reversal (1)		(335)	(349)
Payment		(129)	(394)
Subtotal		6,640	6,500
(+) Provisions guaranteed by indemnity clause	2c XII	83	79
Closing balance		6,723	6,579
Current		-	-
Non-current		6,723	6,579
1) The amounts are included in the headings Tax Expenses, General and Administrative Expenses and Current Income Tax and Social Contribution.

The main discussions related to tax and social security provisions are described below:

    •   INSS – Non-compensatory Amounts – R$ 2,219: the non-levy of social security contribution on amounts paid as profit sharing is defended. The balance of the deposits in guarantee is R$ 1,389.

    •   PIS and COFINS – Calculation Basis – R$ 741: defending the levy of PIS and COFINS on revenue, a tax on revenue from the sales of assets and services. The balance of the deposits in guarantee is R$ 719.

III - Contingencies not provided for in the balance sheet

Amounts involved in administrative and judicial arguments with the risk of loss estimated as possible are not provided for. They are mainly composed of:

Civil lawsuits and labor claims

In Civil Lawsuits with possible loss, total estimated risk is R$ 5,480 (R$ 5,569 at 12/31/2023), and in this total there are no amounts arising from interests in Joint Ventures.

For Labor Claims with possible loss, estimated risk is R$ 1,048 (R$ 870 at 12/31/2023).

Tax and social security obligations

Tax and social security obligations of possible loss totaled R$ 52,872 (R$ 45,080  at 12/31/2023), and the main cases are described below:

    •   INSS – Non-compensatory Amounts – R$ 11,552: defends the non-levy of this contribution on these amounts, among which are profit sharing and stock options.

    •   ISS – Banking Activities/Provider Establishment – R$ 8,412: the levy and/or payment place of ISS for certain banking revenues are discussed.

F-82

    •   IRPJ, CSLL, PIS and COFINS – Funding Expenses – R$ 5,957: the deductibility of raising costs (Interbank deposits rates) for funds that were capitalized between group companies.

    •   IRPJ and CSLL – Goodwill – Deduction – R$ 4,141: the deductibility of goodwill for future expected profitability on the acquisition of investments.

    •   PIS and COFINS - Reversal of Revenues from Depreciation in Excess – R$ 3,886: discussing the accounting and tax treatment of PIS and COFINS upon settlement of leasing operations.

    •   IRPJ, CSLL, PIS and COFINS – Requests for Offsetting Dismissed – R$ 2,356: cases in which the liquidity and the certainty of credits offset are discussed.

    •   IRPJ and CSLL – Disallowance of Losses – R$ 5,933: discussion on the amount of tax loss (IRPJ) and/or social contribution (CSLL) tax loss carryforwards used by the Federal Revenue Service when drawing up tax assessment notes that are still pending a final decision.

    •   IRPJ and CSLL - Deductibility of Loss in Loan Operations - R$ 2,965: assessments drawn up for the requirement of IRPJ and CSLL due to the alleged noncompliance with legal criteria for deducting losses in receipt of loans.

c) Accounts receivable – Reimbursement of provisions

The receivables balance arising from reimbursements of contingencies totals R$ 358 (R$ 943 at 12/31/2023) (Note 18a), arising mainly from the collateral established in Banco Banerj S.A. privatization process occurred in 1997, when the State of Rio de Janeiro created a fund to guarantee the equity recomposition in provisions for civil, labor and tax and social security claims.

d) Guarantees of contingencies, provisions and legal obligations

The guarantees related to legal proceedings involving ITAÚ UNIBANCO HOLDING and basically consist of:
		12/31/2024				12/31/2023
	Note	Civil	Labor	Tax	Total	Total
Deposits in guarantee	18a	1,961	2,094	9,607	13,662	13,277
Investment fund quotas		458	74	2	534	574
Surety		73	60	5,320	5,453	5,683
Insurance bond		2,024	1,716	18,692	22,432	21,011
Guarantee by government securities		-	-	361	361	325
Total		4,516	3,944	33,982	42,442	40,870

Note 30 - Segment Information

The current operational and reporting segments of ITAÚ UNIBANCO HOLDING are described below:

    •   Retail Business

The segment comprises retail customers, account holders and non-account holders, individuals and legal entities, high income clients (Itaú Uniclass and Personnalité) and the companies segment (microenterprises and small companies). It includes financing and credit offers made outside the branch network, in addition to credit cards and payroll loans.

    •   Wholesale Business

It comprises products and services offered to middle-market companies, high net worth institutional clients (Private Banking), and the operation of Latin American units and Itaú BBA, which is the unit responsible for business with large companies and Investment Banking operations.

F-83

    •   Activities with the Market + Corporation

Basically, corresponds to the result arising from capital surplus, subordinated debt surplus and the net balance of tax credits and debits. It also includes the financial margin on market trading, Treasury operating costs, and equity in earnings of companies not included in either of the other segments.

a) Basis of Presentation

Segment information is based on the reports used by senior management of ITAÚ UNIBANCO HOLDING to assess performance and to make decisions about allocation of funds for investment and other purposes.

These reports use a variety of information for management purposes, including financial and non-financial information supported by bases different from information prepared according to accounting practices adopted in Brazil. The main indicators used for monitoring business performance are Recurring Income, and Return on Economic Capital allocated to each business segment.

Information by segment has been prepared in accordance with accounting practices adopted in Brazil and is adjusted by the items below:

Allocated capital: The statements for each segment consider capital allocation based on a proprietary model and consequent impacts on results arising from this allocation. This model includes the following components: credit risk, operating risk, market risk and insurance underwriting risk.

Income tax rate: We take the total income tax rate, net of the tax effect from the payment of interest on capital, for the Retail Business, Wholesale Business and Activities with the Market + Corporation. The difference between the income tax amount calculated by segment and the effective income tax amount, as stated in the consolidated financial statements, is allocated to the Trading + Institutional column.

    •   Reclassification and application of managerial criteria

The managerial statement of income was used to prepare information per segment. These statements were obtained based on the statement of income adjusted by the impact of non-recurring events and the managerial reclassifications in income.

The main reclassifications between the accounting and managerial results are:

Operating revenues: Considers the opportunity cost for each operation. The financial statements were adjusted so that the stockholders' equity was replaced by funding at market price. Subsequently, the financial statements were adjusted to include revenues related to capital allocated to each segment. The cost of subordinated debt and the respective remuneration at market price were proportionally allocated to the segments, based on the economic capital allocated.

Tax effects of hedging: The tax effects of hedging of investments abroad were adjusted – they were originally recorded as tax expenses (PIS and COFINS) and Income Tax and Social Contribution on Net Income – and are now reclassified to financial margin.

Insurance: The main reclassifications of revenues refer to the financial margins obtained from technical provisions for insurance, pension plans and premium bonds, in addition to revenue from management of pension plan funds.

Other reclassifications: Other Income, Share of profit or (loss) in Associates and joint ventures, Non-Operating Income, Profit Sharing of Management Members and Expenses for Credit Card Reward Program were reclassified to those lines representing the way the ITAÚ UNIBANCO HOLDING manages its business, to provide a clearer understanding of our performance.

F-84

The adjustments and reclassifications column shows the effects of the differences between the accounting principles followed for the presentation of segment information, which are substantially in line with the accounting practices adopted for financial institutions in Brazil, except as described above, and the policies used in the preparation of these consolidated financial statements according to IFRS. Significant adjustments are as follows:

    •   Requirements for impairment testing of financial assets are based on the expected loan losses model.

    •   Adjustment to fair value due to reclassifications of financial assets to categories of measurement at amortized cost, at fair value through profit or loss or at fair value through other comprehensive income, as a result of the concept of business models of IFRS 9.

    •   Financial assets modified and not written-off, with their balances recalculated in accordance with the requirements of IFRS 9.

    •   Effective interest rate of financial assets and liabilities measured at amortized cost, appropriating revenues and costs directly attributable to their acquisition, issue or disposal over the transaction term, whereas in the standards adopted in Brazil, recognition of expenses and revenues from fees occurs at the time these transactions are contracted.

    •   Goodwill generated in a business combination is not amortized, whereas in the standards adopted in Brazil, it is amortized.

F-85

b) Consolidated Statement of Managerial Result

		01/01 to 12/31/2024
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		101,057	58,014	9,887	168,958	(908)	168,050
Interest margin		61,956	41,259	9,232	112,447	(8,599)	103,848
Commissions and Banking Fees		28,559	16,176	375	45,110	1,961	47,071
Income from insurance and private pension operations before claim and selling expenses		10,542	579	280	11,401	(4,419)	6,982
Other revenues		-	-	-	-	10,149	10,149
Cost of Credit		(29,819)	(4,675)	-	(34,494)	2,183	(32,311)
Claims		(1,589)	(26)	-	(1,615)	1,615	-
Operating margin		69,649	53,313	9,887	132,849	2,890	135,739
Other operating income / (expenses)		(48,552)	(21,248)	(2,541)	(72,341)	(15,842)	(88,183)
Non-interest expenses		(41,946)	(18,438)	(1,755)	(62,139)	(17,277)	(79,416)
Tax expenses for ISS, PIS and COFINS and Other		(6,606)	(2,810)	(786)	(10,202)	388	(9,814)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	1,047	1,047
Income before income tax and social contribution		21,097	32,065	7,346	60,508	(12,952)	47,556
Income tax and social contribution		(5,482)	(10,502)	(1,879)	(17,863)	12,435	(5,428)
Non-controlling interests		(491)	(650)	(101)	(1,242)	199	(1,043)
Net income		15,124	20,913	5,366	41,403	(318)	41,085

12/31/2024	Total assets (*) -	1,842,885	1,418,456	243,230	3,048,537	(194,062)	2,854,475
	Total liabilities -	1,774,738	1,333,954	185,422	2,838,080	(204,889)	2,633,191
(*) Includes:
Investments in associates and joint ventures		2,343	-	6,214	8,557	1,517	10,074
Fixed assets, net		7,490	1,590	-	9,080	113	9,193
Goodwill and Intangible assets, net		8,808	9,383	-	18,191	5,806	23,997
1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 74,980 (R$ 64,135 from 01/01 to 12/31/2023), result of financial assets and liabilities at fair value through profit or loss of R$ 32,011 (R$ 29,145 from 01/01 to 12/31/2023) and foreign exchange results and exchange variations in foreign transactions of R$ (3,143) (R$ 4,432 from 01/01 to 12/31/2023).

Non-interest expenses refer to general and administrative expenses, including depreciation and amortization expenses of R$ (7,177) (R$ (6,529) from 01/01 to 12/31/2023).

F-86

		01/01 to 12/31/2023
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		96,595	54,631	5,572	156,798	(1,827)	154,971
Interest margin		59,099	39,980	5,019	104,098	(6,386)	97,712
Commissions and Banking Fees		28,016	14,274	309	42,599	3,132	45,731
Income from insurance and private pension operations before claim and selling expenses		9,480	377	244	10,101	(3,488)	6,613
Other revenues		-	-	-	-	4,915	4,915
Cost of Credit		(32,139)	(4,803)	-	(36,942)	6,497	(30,445)
Claims		(1,487)	(22)	-	(1,509)	1,509	-
Operating margin		62,969	49,806	5,572	118,347	6,179	124,526
Other operating income / (expenses)		(45,560)	(20,373)	(1,864)	(67,797)	(17,029)	(84,826)
Non-interest expenses		(39,085)	(17,722)	(1,360)	(58,167)	(17,592)	(75,759)
Tax expenses for ISS, PIS and COFINS and Other		(6,475)	(2,651)	(504)	(9,630)	(357)	(9,987)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	920	920
Income before income tax and social contribution		17,409	29,433	3,708	50,550	(10,850)	39,700
Income tax and social contribution		(4,232)	(9,022)	(935)	(14,189)	8,366	(5,823)
Non-controlling interests		(78)	(655)	(10)	(743)	(29)	(772)
Net income		13,099	19,756	2,763	35,618	(2,513)	33,105

12/31/2023	Total assets (*) -	1,677,189	1,228,153	195,290	2,696,522	(153,422)	2,543,100
	Total liabilities -	1,610,852	1,150,141	150,705	2,507,587	(163,537)	2,344,050
(*) Includes:
Investments in associates and joint ventures		2,156	-	5,946	8,102	1,191	9,293
Fixed assets, net		7,333	1,690	-	9,023	112	9,135
Goodwill and Intangible assets, net		9,419	8,338	-	17,757	5,607	23,364
1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

F-87

		01/01 to 12/31/2022
		Retail Business	Wholesale Business	Activities with the Market + Corporation	ITAÚ UNIBANCO	Adjustments	IFRS consolidated (1)
Operating revenues		90,509	49,229	2,983	142,721	(442)	142,279
Interest margin		54,881	34,701	2,979	92,561	(5,538)	87,023
Commissions and Banking Fees		26,787	14,143	177	41,107	3,459	44,566
Income from insurance and private pension operations before claim and selling expenses		8,841	385	(173)	9,053	(3,646)	5,407
Other revenues		-	-	-	-	5,283	5,283
Cost of Credit		(29,908)	(2,392)	-	(32,300)	4,563	(27,737)
Claims		(1,538)	(11)	-	(1,549)	1,549	-
Operating margin		59,063	46,826	2,983	108,872	5,670	114,542
Other operating income / (expenses)		(43,512)	(19,482)	(374)	(63,368)	(14,480)	(77,848)
Non-interest expenses		(37,302)	(17,019)	(312)	(54,633)	(14,297)	(68,930)
Tax expenses for ISS, PIS and COFINS and Other		(6,210)	(2,463)	(62)	(8,735)	(855)	(9,590)
Share of profit or (loss) in associates and joint ventures		-	-	-	-	672	672
Income before income tax and social contribution		15,551	27,344	2,609	45,504	(8,810)	36,694
Income tax and social contribution		(4,594)	(9,076)	(14)	(13,684)	7,232	(6,452)
Non-controlling interests		45	(825)	(254)	(1,034)	(1)	(1,035)
Net income		11,002	17,443	2,341	30,786	(1,579)	29,207

12/31/2022	Total assets (*) -	1,524,983	1,175,209	171,983	2,469,958	(148,892)	2,321,066
	Total liabilities -	1,455,227	1,102,834	144,379	2,300,224	(156,265)	2,143,959
(*) Includes:
Investments in associates and joint ventures		2,114	-	4,798	6,912	531	7,443
Fixed assets, net		5,781	1,282	-	7,063	704	7,767
Goodwill and Intangible assets, net		8,660	9,062	-	17,722	5,392	23,114
1) The IFRS Consolidated figures do not represent the sum of the parties because there are intercompany transactions that were eliminated only in the consolidated statements. Segments are assessed by top management, net of income and expenses between related parties.

Interest margin includes interest and similar income and expenses of R$ 72,418, result of financial assets and liabilities at fair value through profit or loss of R$ 13,325 and foreign exchange results and exchange variations in foreign transactions of R$ 1,280.

Non-interest expenses refers to general and administrative expenses, including depreciation and amortization expenses of R$ (5,750).

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c) Result of Non-Current Assets and Main Services and Products by Geographic Region

	12/31/2024			12/31/2023
	Brazil	Abroad	Total	Brazil	Abroad	Total
Non-current assets	27,940	5,250	33,190	27,855	4,644	32,499

	01/01 to 12/31/2024			01/01 to 12/31/2023			01/01 to 12/31/2022
	Brazil	Abroad	Total	Brazil	Abroad	Total	Brazil	Abroad	Total
Income related to interest and similar (1,2,3)	219,281	51,845	271,126	221,534	34,428	255,962	173,746	30,024	203,770
Income from insurance contracts and private pension (3)	6,982	-	6,982	6,613	-	6,613	5,407	-	5,407
Commissions and Banking Fees (3)	41,888	5,183	47,071	41,147	4,584	45,731	40,062	4,504	44,566
1) Includes Interest and similar Income, of Financial Assets and Liabilities at Fair Value through Profit or Loss and Foreign exchange results and exchange variations in foreign transactions.
2) ITAÚ UNIBANCO HOLDING does not have customers representing 10% or higher of its revenues.
3) In "Brazil" geographic region the companies headquartered in the country and "Abroad" are considered; the other companies, the amounts consider the already eliminated values.

Note 31 - Related parties

Transactions between related parties are carried out for amounts, terms and average rates in accordance with normal market practices during the period, and under reciprocal conditions.

Transactions between companies and investment funds, included in consolidation (Note 2c I), have been eliminated and do not affect the consolidated statements.

The principal unconsolidated related parties are as follows:

    •   Parent companies: IUPAR, E. JOHNSTON and ITAÚSA.

    •   Associates and joint ventures: of which stand out: Avenue Holding Cayman Ltd.; Biomas Serviços Ambientais, Restauração e Carbono S.A.; BSF Holding S.A.; Conectcar Instituição de Pagamento e Soluções de Mobilidade Eletrônica S.A.; Kinea Private Equity Investimentos S.A.; Olímpia Promoção e Serviços S.A.; Porto Seguro Itaú Unibanco Participações S.A.; Pravaler S.A. and Tecnologia Bancária S.A.

    •   Other related parties:

    •   Direct and indirect equity interests of ITAÚSA, in particular: Aegea Saneamento e Participações S.A.; Águas do Rio 1 SPE S.A., Águas do Rio 4 SPE S.A.; Alpargatas S.A.; CCR S.A.; Copa Energia Distribuidora de Gás S.A. and Dexco S.A.

    •   Pension plans, in particular: Fundação Itaú Unibanco – Previdência Complementar and FUNBEP – Fundo de Pensão Multipatrocinado, closed-end supplementary pension entities, that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING, created exclusively for employees.

    •   Associations, in particular: Associação Cubo Coworking Itaú and Associação Itaú Viver Mais.

    •   Foundations and Institutes, in particular: Fundação Saúde Itaú; Instituto Itaú Ciência, Tecnologia e Inovação and Instituto Unibanco.

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a) Transactions with related parties:

ITAÚ UNIBANCO HOLDING	12/31/2024				12/31/2023
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Assets
lnterbank investments	-	820	-	820	-	321	-	321
Loan operations	-	141	448	589	-	355	324	679
Securities and derivatives (asset and liability position)	527	373	3,211	4,111	1,307	317	3,096	4,720
Other assets	-	437	54	491	1	357	39	397
Total assets	527	1,771	3,713	6,011	1,308	1,350	3,459	6,117

Liabilities
Deposits	-	(129)	(1,157)	(1,286)	-	(92)	(1,306)	(1,398)
Deposits received under securities repurchase agreements	-	(279)	(71)	(350)	-	(119)	(75)	(194)
Funds from acceptances and issuance of securities	-	(29)	(146)	(175)	-	-	(82)	(82)
Other liabilities	(2)	(13)	(1,576)	(1,591)	(8)	(9)	(1,072)	(1,089)
Total Liabilities	(2)	(450)	(2,950)	(3,402)	(8)	(220)	(2,535)	(2,763)

ITAÚ UNIBANCO HOLDING	01/01 to 12/31/2024				01/01 to 12/31/2023				01/01 to 12/31/2022
	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total	Parent companies	Associates and joint ventures	Other related parties	Total
Statement of lncome
lncome	156	91	914	1,161	173	48	629	850	166	51	969	1,186
Expenses	-	(74)	(482)	(556)	-	(20)	(298)	(318)	-	(7)	(187)	(194)
Other operating revenues / (expenses)	14	(167)	(839)	(992)	14	(81)	(196)	(263)	13	(98)	(60)	(145)
lncome	170	(150)	(407)	(387)	187	(53)	135	269	179	(54)	722	847

Operations with Key Management Personnel of ITAÚ UNIBANCO HOLDING present Assets of R$ 191, Liabilities of R$ (7,641) and Results of R$ 19 (R$ 185, R$ (7,099) at 12/31/2023 and R$ (62) and R$ 16 from 01/01 to 12/31/2023 and 01/01 to 12/31/2022, respectively).

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b) Compensation and Benefits of Key Management Personnel

Compensation and benefits attributed to Managers Members, members of the Audit Committee and the Board of Directors of ITAÚ UNIBANCO HOLDING in the period correspond to:
	01/01 to 12/31/2024	01/01 to 12/31/2023	01/01 to 12/31/2022
Fees	(711)	(686)	(603)
Profit sharing	(321)	(275)	(255)
Post-employment benefits	(10)	(6)	(5)
Share-based payment plan	(229)	(179)	(142)
Total	(1,271)	(1,146)	(1,005)

Total amount related to share-based payment plans, personnel expenses and post-employment benefits is detailed in Notes 20, 23 and 26, respectively.

Note 32 - Risk and Capital Management

a) Corporate Governance

To undertake and manage risks is one of the activities of ITAÚ UNIBANCO HOLDING. For this reason, the institution must have clearly established risk management objectives. In this context, the risk appetite defines the nature and the level of risks acceptable for the institution, while the risk culture guides the attitudes required to manage them. ITAÚ UNIBANCO HOLDING invests in robust risk management processes and capital management, that are the basis for its strategic decisions to ensure business sustainability and maximize shareholder value creation.

Foremost among processes for proper risk and capital management are the Risk Appetite Statement (RAS) and the implementation of a continuous, integrated risk management structure, the stress test program, the establishment of a Risk Committee, and the nomination at BACEN of a Chief Risk Officer (CRO), with roles and responsibilities assigned, and requirements for independence.

These processes are aligned with the guidelines of the Board of Directors and Executive which, through collegiate bodies, define the global objectives expressed as targets and limits for the business units that manage risk. Control and capital management units, in turn, support ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital.

The principles that provide the risk management and the risk appetite foundations, as well as guidelines regarding the actions taken by ITAÚ UNIBANCO HOLDING’s employees in their daily routines are as follows:

    •   Sustainability and customer satisfaction: the vision of ITAÚ UNIBANCO HOLDING is to be a leading bank in sustainable performance and customer satisfaction. For this reason, the institution is concerned about creating shared values for employees, customers, shareholders and society to ensure the longevity of the business. ITAÚ UNIBANCO HOLDING is concerned about doing business that is good for customers and for the institution.

    •   Risk culture: the institution's risk culture goes beyond policies, procedures and processes. It strengths the individual and collective responsibility of all employees so that they will do the right thing at the right time and in the proper manner, respecting the ethical way of doing business. It is based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management, which encourage the understanding and the open discussion about risks, so that they are kept within the risk appetite levels established and each employee individually, regardless of their position, area or duties, may also assume responsibility for managing the risks of the business.

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    •   Risk Pricing: ITAÚ UNIBANCO HOLDING operates and assumes risks in business that it knows and understands, avoids the ones that are unknown or that do not provide competitive advantages, and carefully assesses risk-return ratios.

    •   Diversification: the institution has low appetite for volatility in its results. Accordingly, it operates with a diversified base of customers, products and business.

    •   Operational excellence: ITAÚ UNIBANCO HOLDING intends to provide agility, as well as a robust and stable infrastructure, in order to offer high quality services.

    •   Ethics and respect for regulations: at ITAÚ UNIBANCO HOLDING, ethics is non-negotiable. For this reason, the institution promotes an institutional environment of integrity, educating its employees to cultivate ethical relationships and businesses, as well as respecting the norms, and therefore looking after the institution’s reputation.

The Board of Directors is the main body responsible for establishing guidelines, policies and approval levels for risk and capital management. The Capital and Risk Management Committee (CGRC), in turn, is responsible for supporting the Board of Directors in managing capital and risk. At the executive level, collegiate bodies, that perform delegated duties in the risk and capital management, presided over by the Chief Executive Officer (CEO) of ITAÚ UNIBANCO HOLDING, are responsible for capital and risk management, and their decisions are monitored by the CGRC.

To support this structure, the Risk Department has departments to ensure, on an independent and centralized basis, that the institution’s risks and capital are managed in compliance with the defined policies and procedures.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure complies with Brazilian and international regulations in place and is aligned with the market’s best practices, including governance for identifying emerging risks, which are those with medium and long-term impact potentially material about the business.

Responsibilities for risk management at ITAÚ UNIBANCO HOLDING are structured according to the concept of three lines of defense, namely:

    •   1st line of defense: business areas and corporate support areas manage risks they give rise to, by identifying, assessing, controlling and reporting such risks.

    •   2nd line of defense: risk area, an independent unit that provides central control, ensuring that risks of ITAÚ UNIBANCO HOLDING are managed and are supported by risk management principles (risk appetite, policies, established procedures and dissemination of the risk culture in the business). This centralized control provides the Board of Directors and executives with a global overview of ITAÚ UNIBANCO HOLDING’s exposure, to ensure correct and timely corporate decisions.

    •   3rd line of defense: internal audit, which is linked to the Board of Directors and provides an independent assessment of the institution’s activities, so that senior management can see that controls are adequate, risk management is effective and institutional standards and regulatory requirements are being complied with.

ITAÚ UNIBANCO HOLDING uses robust automated systems for compliance with capital regulations, as well as for measuring risks in accordance with the regulatory determinations and models in place. It also monitors adherence to the qualitative and quantitative regulators’ minimum capital and risk management requirements.

Aiming at strengthening its values and aligning the behavior of its employees with risk management guidelines, ITAÚ UNIBANCO HOLDING adopts several initiatives to disseminate and strengthen a risk culture based on four principles: conscious risk taking, discussions and actions on the institution’s risks and everyone's responsibility for risk management. These principles serve as a basis for ITAÚ UNIBANCO HOLDING guidelines, helping employees to conscientiously understand, identify, measure, manage and mitigate risks.

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b) Risk Management

Risk Appetite

Risk Appetite articulates the Board of Directors' set of guidelines about strategy and risk taking, defining the nature and level of risks acceptable to the organization, and considering management capacity on an effective and prudent way, the strategic objectives, the conditions of competitiveness and the regulatory environment.

ITAÚ UNIBANCO HOLDING has a risk appetite policy, which was established and approved by the Board of Directors and guides the institution’s business strategy. The risk appetite of ITAÚ UNIBANCO HOLDING is based on the Board of Director’s statement:

“We are a universal bank, operating predominantly in Latin America. Supported by our risk culture, we operate based on rigorous ethical and regulatory compliance standards, seeking high and growing results, with low volatility, by means of the long-lasting relationship with clients, correctly pricing risks, well-distributed fund-raising and proper use of capital.”

Based on this declaration, the bank established six dimensions, each of which comprising a set of metrics associated with the key risks involved, combining complementary measurements and seeking a comprehensive view of its exposure:

    •   Capitalization: establishes that ITAÚ UNIBANCO HOLDING should have sufficient capital to protect itself against a serious recession or stress events without the need to adjust its capital structure under adverse circumstances. It is monitored by following up the ITAÚ UNIBANCO HOLDING’s capital ratios, in usual or stress situations, and the institution’s debt issue ratings.

    •   Liquidity: establishes that the ITAÚ UNIBANCO HOLDING’s liquidity should be able to support long stress periods. It is monitored by following up on liquidity ratios.

    •   Composition of results: establishes that business will mainly focus on Latin America, where ITAÚ UNIBANCO HOLDING will have a diversified range of customers and products, with low appetite for results volatility and high risk. This dimension includes business and profitability, as well as market risk and IRRBB, underwriting and credit risk, including social, environmental and climate dimensions. The metrics monitored by the bank seek to ensure, by means of exposure concentration limits such as, for example, industry sectors, quality of counterparties, countries and geographic regions and risk factors, a suitable composition of the bank’s portfolios, aiming at low volatility of results and business sustainability.

    •   Operational risk: focuses on controlling operational risk events that may adversely impact the bank’s business strategy and operations. This control is carried out by monitoring key operational risk events and incurred losses.

    •   Reputation: deals with risks that may impact brand value and the institution’s reputation before its customers, employees, regulators, investors and the general public. In this dimension, risks are monitored by observation of the institution’s conduct.

    •   Customer: addresses risks that may compromise customer satisfaction and experience, and is monitored by tracking customer satisfaction, direct impacts on customers, and suitability indicators.

The Board of Directors is responsible for approving risk appetite guidelines and limits, performing its activities with the support of the Risk and Capital Management Committee (CGRC) and the Chief Risk Officer (CRO).

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Metrics are regularly monitored and must comply with the limits defined. The monitoring is reported to the risk commissions and to the Board of Directors, which will guide the use of preventive measures to ensure that exposures are in line with the ITAÚ UNIBANCO HOLDING’s strategy.

I - Credit risk

The possibility of losses arising from failure by a borrower, issuer or counterparty to meet their financial obligations, the impairment of a loan due to downgrading of the risk rating of the borrower, the issuer or the counterparty, a decrease in earnings or remuneration, advantages conceded on renegotiation or the costs of recovery.

There is a credit risk control and management structure, centralized and independent from the business units, that provides for operating limits and risk mitigation mechanisms, and also establishes processes and tools to measure, monitor and control the credit risk inherent in all products, portfolio concentrations and impacts of potential changes in the economic environment.

The credit policy of ITAÚ UNIBANCO HOLDING is based on internal criteria such as: classification of customers, portfolio performance and changes, default levels, rate of return and economic capital allocated, among others, and also take into account external factors such as interest rates, market default indicators, inflation, changes in consumption, and so on.

With respect to individuals, small and medium companies, retail public, the credit ratings are assigned based on statistical application (in the early stages of relationship with a customer) and behavior score (used for customers with whom ITAÚ UNIBANCO HOLDING already has a relationship) models.

For wholesale public and agro, the classification is based on information such as the counterparty’s economic and financial situation, its cash-generating capacity, and the business group to which it belongs, the current and prospective situation of the economic sector in which it operates, in accordance with the guidelines of the Sustainability and Social and Environmental Responsibility Policy (PRSA) and specific manuals and procedures of ITAÚ UNIBANCO HOLDING. Credit proposals are analyzed on a case-by-case basis through the approval governance. The concentrations are monitored continuously for economic sectors and largest debtors, allowing preventive measures to be taken to avoid the violation of the established limits.

ITAÚ UNIBANCO HOLDING strictly controls the credit exposure of customers and counterparties, taking action to address situations in which the current exposure exceeds what is desirable. For this purpose, measures provided for in loan agreements are available, such as accelerated maturity or a requirement for additional collateral.

I.I - Collateral and policies for mitigating credit risk

ITAÚ UNIBANCO HOLDING uses guarantees to increase its capacity for recovery in operations exposed to credit risk. The guarantees may be personal, secured, legal structures with mitigating power and offset agreements.

Managerially, for collateral to be considered instruments that mitigate credit risk, it must comply with the requirements and standards that regulate such instruments, both internal and external ones, and they must be legally valid (effective), enforceable, and assessed on a regular basis.

ITAÚ UNIBANCO HOLDING also uses credit derivatives, such as single-name CDS, to mitigate credit risk of its portfolios of loans and securities. These instruments are priced based on models that use the fair value of market inputs, such as credit spreads, recovery rates, correlations and interest rates.

I.II - Governance and measurement of expected credit loss

Both the credit risk and the finance areas are responsible for defining the methods used to measure expected credit loss and for periodically assessing changes in the provision amounts.

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These areas monitor the trends observed in provisions for expected credit losses by business, in addition to establishing an initial understanding of the variables that may trigger changes in the allowance for loan losses, the probability of default (PD) or the loss given default (LGD).

Once the trends have been identified and an initial assessment of the variables has been made at the corporate level, the business areas are responsible for further analyzing these trends in more detail and for each business, in order to understand the underlying reasons for the trends and to decide whether changes are required in credit policies.

ITAÚ UNIBANCO HOLDING calculates the expected credit loss of the Retail business portfolio by multiplying the expected historical credit loss by the EAD (Exposure at Default) amount. For the Wholesale business portfolio, the PD, LGD and EAD parameters are multiplied.

Sensitivity analysis

ITAÚ UNIBANCO HOLDING prepares studies on the impact of estimates in the calculation of expected credit loss. The expected loss models use three different scenarios: Optimistic, Base and Pessimistic. In Brazil, where operations are substantially carried out, these scenarios are combined by weighting their probabilities: 15%, 55% and 30%, respectively, which are updated so as to reflect the new economic conditions. For loan portfolios originated in other countries, the scenarios are weighted by different probabilities, considering regional economic aspects and conditions.

The table below shows the amount of financial assets at amortized cost and at fair value through other comprehensive income, expected loss and the impacts on the calculation of expected credit loss in the adoption of 100% of each scenario:

12/31/2024					12/31/2023
Financial Assets (1)	Expected Loss	Reduction/(Increase) of Expected Loss			Financial Assets (1)	Expected Loss	Reduction/(Increase) of Expected Loss
		Pessimistic scenario	Base scenario	Optimistic scenario			Pessimistic scenario	Base scenario	Optimistic scenario
1,464,464	(52,936)	(2,183)	538	1,347	1,302,826	(51,884)	(2,298)	422	1,090
1) Composed of Loan operations, lease operations and securities.

Expected loss comprises Expected credit loss for Financial guarantees R$ (988) (R$ (887) at 12/31/2023) and Loan commitments R$ (3,940) (R$ (3,311) at 12/31/2023).

I.III - Classification of Stages of Credit Impairment

The accounting policy on expected credit loss is presented in Note 2c IV.

ITAÚ UNIBANCO HOLDING uses customers’ internal information, statistic models, days of default and quantitative analysis in order to determine the credit risk of the financial assets.

The rules to change stage are determined according to historical behavior of ITAÚ UNIBANCO HOLDING’s product portfolios and consider:

    •   Stage 1 to stage 2: delay or evaluation of probability of default (PD) triggers.

For Retail business portfolios, ITAÚ UNIBANCO HOLDING migrates credit contracts overdue for over 30 days to stage 2, except payroll loans to public bodies (45 days in arrears) and INSS (45 days in arrears) due to the dynamics of product transfer payments and portfolio risk.

For agreements with delay less than 30 days, the migration to stage 2 occurs if the financial asset exceeds the allowance for loan losses established by the risk appetite approved by ITAÚ UNIBANCO HOLDING’s Management for each portfolio, whereas the others remain in stage 1.

For the Wholesale business portfolio, ITAÚ UNIBANCO HOLDING migrates to stage 2 the contracts of the same economic subgroup when there is a delay exceeding 30 days in an amount considered material.

For contracts overdue for less than 30 days, ITAÚ UNIBANCO HOLDING determines a rating limit by economic subgroup that, if exceeded, causes the migration of all economic subgroup’s contracts to stage 2. If the economic subgroup’s rating is lower than the limit established for stage 2, the significant increase in credit risk is verified through the relative variation of the economic subgroup’s rating in relation to the rating established 12 months before.

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    •   Stage 3: default parameters are used to identify stage 3, the main ones are: 90 days in arrears in the payment of principal and charges, except for the mortgage loan portfolio, which are considered 180 days in arrears; debt restructuring; filing for bankruptcy; loss; and court-supervised recovery. The financial asset, at any stage, can migrate to stage 3 when showing default parameters.

After a certain credit status has been defined for an agreement, it is classified in one of the three stages of credit deterioration. Based on this classification, rules for measuring expected credit loss in each stage are used, as described in Note 2c IV.

I.IV - Maximum Exposure of Financial Assets to Credit Risk
	12/31/2024			12/31/2023
	Brazil	Abroad	Total	Brazil	Abroad	Total
Financial assets	1,929,282	583,321	2,512,603	1,772,360	466,854	2,239,214
At Amortized Cost	1,340,099	412,007	1,752,106	1,206,141	334,680	1,540,821
Interbank deposits	26,709	40,222	66,931	22,248	28,759	51,007
Securities purchased under agreements to resell	238,593	4,627	243,220	235,656	2,665	238,321
Securities	302,599	24,908	327,507	227,232	33,511	260,743
Loan and lease operations	708,917	316,576	1,025,493	658,471	252,119	910,590
Other financial assets	103,711	33,002	136,713	102,555	25,144	127,699
(-) Provision for expected loss	(40,430)	(7,328)	(47,758)	(40,021)	(7,518)	(47,539)
At Fair Value through Other Comprehensive Income	31,268	75,035	106,303	53,130	76,909	130,039
Securities	31,268	75,035	106,303	53,130	76,909	130,039
At Fair Value through Profit or Loss	557,915	96,279	654,194	513,089	55,265	568,354
Securities	533,887	26,256	560,143	497,042	14,710	511,752
Derivatives	22,416	70,023	92,439	14,696	40,555	55,251
Other financial assets	1,612	-	1,612	1,351	-	1,351
Financial liabilities - Provision for expected loss	4,298	630	4,928	3,706	492	4,198
Loan commitments	3,648	292	3,940	3,062	249	3,311
Financial guarantees	650	338	988	644	243	887
Off-balance sheet	609,945	86,714	696,659	485,517	68,033	553,550
Financial guarantees	95,890	28,025	123,915	83,413	19,209	102,622
Letters of credit to be released	72,930	-	72,930	20,850	-	20,850
Loan commitments	441,125	58,689	499,814	381,254	48,824	430,078
Mortgage loans	21,136	-	21,136	16,368	-	16,368
Overdraft accounts	187,426	-	187,426	171,725	-	171,725
Credit cards	228,347	4,703	233,050	189,141	3,297	192,438
Other pre-approved limits	4,216	53,986	58,202	4,020	45,527	49,547
Total	2,534,929	669,405	3,204,334	2,254,171	534,395	2,788,566
Amounts shown for credit risk exposure are based on gross book value and do not take into account any collateral received or other added credit improvements.

The contractual amounts of financial guarantees and letters of credit cards represent the maximum potential of credit risk in the event that a counterparty does not meet the terms of the agreement. The vast majority of loan commitments (mortgage loans, overdraft accounts and other pre-approved limits) mature without being drawn, since they are renewed monthly and can be cancelled unilaterally.

As a result, the total contractual amount does not represent our real future exposure to credit risk or the liquidity needs arising from such commitments.

I.IV.I - By business sector
Loan and lease operations
	12/31/2024%		12/31/2023%
Industry and commerce	222,945	21.7%	186,198	20.4%
Services	207,437	20.2%	182,795	20.1%
Other sectors	45,930	4.5%	38,078	4.2%
Individuals	549,181	53.6%	503,519	55.3%
Total	1,025,493	100.0%	910,590	100.0%

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Other financial assets (1)

	12/31/2024%		12/31/2023%
Public sector	871,579	62.4%	831,963	66.7%
Services	196,419	14.1%	150,100	12.0%
Other sectors	181,722	13.0%	145,163	11.7%
Financial	146,823	10.5%	119,887	9.6%
Total	1,396,543	100.0%	1,247,113	100.0%
1) Includes Financial Assets at Fair Value through Profit or Loss, Financial Assets at Fair Value through Other Comprehensive Income and Financial Assets at Amortized Cost, except for Loan and lease operations and Other financial assets.

The exposure of Off-balance sheet financial instruments (Financial guarantees and Loan commitments) is neither categorized nor managed by business sector.

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I.IV.II - By type and classification of credit risk
Loan and lease operations
	12/31/2024
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total
Individuals	347,749	290,397	816	638,962	66,468	11,946	2	78,416	31,357	48	-	31,405	445,574	302,391	818	748,783
Corporate	157,973	36,191	81,401	275,565	1,015	60	800	1,875	1,852	165	2,870	4,887	160,840	36,416	85,071	282,327
Micro/small and medium companies	171,866	106,004	13,163	291,033	12,222	1,195	159	13,576	10,104	82	175	10,361	194,192	107,281	13,497	314,970
Foreign loans - Latin America	199,065	50,716	23,965	273,746	14,004	2,862	534	17,400	11,818	148	30	11,996	224,887	53,726	24,529	303,142
Total	876,653	483,308	119,345	1,479,306	93,709	16,063	1,495	111,267	55,131	443	3,075	58,649	1,025,493	499,814	123,915	1,649,222
%	59.3%	32.7%	8.0%	100.0%	84.2%	14.4%	1.4%	100.0%	94.0%	0.8%	5.2%	100.0%	62.2%	30.3%	7.5%	100.0%

	12/31/2023
	Stage 1				Stage 2				Stage 3				Total Consolidated of 3 Stages
	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total	Loan operations	Loan commitments	Financial guarantees	Total
Individuals	317,335	246,809	550	564,694	63,579	10,972	2	74,553	35,702	147	-	35,849	416,616	257,928	552	675,096
Corporate	130,916	30,053	70,585	231,554	956	461	146	1,563	4,589	35	2,666	7,290	136,461	30,549	73,397	240,407
Micro/small and medium companies	145,422	95,886	11,053	252,361	13,087	1,216	110	14,413	10,601	90	201	10,892	169,110	97,192	11,364	277,666
Foreign loans - Latin America	166,981	42,206	16,325	225,512	12,077	2,091	958	15,126	9,345	112	26	9,483	188,403	44,409	17,309	250,121
Total	760,654	414,954	98,513	1,274,121	89,699	14,740	1,216	105,655	60,237	384	2,893	63,514	910,590	430,078	102,622	1,443,290
%	59.7%	32.6%	7.7%	100.0%	84.9%	14.0%	1.1%	100.0%	94.8%	0.6%	4.6%	100.0%	63.1%	29.8%	7.1%	100.0%

Internal rating	12/31/2024				12/31/2023
	Stage 1	Stage 2	Stage 3	Total loan operations	Stage 1	Stage 2	Stage 3	Total loan operations
Low	817,782	68,406	-	886,188	702,746	65,971	-	768,717
Medium	58,817	14,214	-	73,031	57,893	12,087	-	69,980
High	54	11,089	-	11,143	15	11,641	-	11,656
Credit-impaired	-	-	55,131	55,131	-	-	60,237	60,237
Total	876,653	93,709	55,131	1,025,493	760,654	89,699	60,237	910,590
%	85.5%	9.1%	5.4%	100.0%	83.5%	9.9%	6.6%	100.0%

F-98

Other financial assets
	12/31/2024
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	37,103	3,891	3,501	33,707	33,558	44	44
Government securities	625,393	634,227	625,393	-	-	-	-
Brazilian government	537,924	546,673	537,924	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	47,847	47,830	47,847	-	-	-	-
Abroad	39,622	39,688	39,622	-	-	-	-
Corporate securities	327,802	325,789	319,114	4,247	3,686	9,219	5,002
Rural product note	61,009	60,013	59,842	880	797	564	370
Real estate receivables certificates	7,529	6,970	6,867	530	521	141	141
Bank deposit certificate	583	582	583	-	-	-	-
Debentures	162,883	161,571	157,825	941	757	8,084	4,301
Eurobonds and other	7,896	7,932	7,754	144	142	-	-
Financial bills	33,336	33,324	33,335	1	1	-	-
Promissory and commercial notes	17,496	17,350	17,333	176	163	-	-
Other	37,070	38,047	35,575	1,575	1,305	430	190
Total	990,298	963,907	948,008	37,954	37,244	9,263	5,046

F-99

	12/31/2023
	Fair value	Stage 1		Stage 2		Stage 3
		Cost	Fair value	Cost	Fair value	Cost	Fair value
Investment funds	26,570	21,030	20,559	5,971	5,971	40	40
Government securities	610,756	610,088	610,756	-	-	-	-
Brazilian government	520,964	520,375	520,964	-	-	-	-
Other government	-	36	-	-	-	-	-
Latin America	54,612	54,443	54,612	-	-	-	-
Abroad	35,180	35,234	35,180	-	-	-	-
Corporate securities	264,354	262,020	258,662	6,433	5,135	1,433	557
Rural product note	42,159	41,685	41,646	322	310	331	203
Real estate receivables certificates	7,562	7,631	7,562	-	-	-	-
Bank deposit certificate	191	181	181	10	10	-	-
Debentures	135,134	132,727	131,279	4,693	3,530	842	325
Eurobonds and other	7,037	6,858	6,859	175	171	24	7
Financial bills	24,125	24,114	24,114	13	11	-	-
Promissory and commercial notes	12,832	12,503	12,472	361	360	-	-
Other	35,314	36,321	34,549	859	743	236	22
Total	901,680	893,138	889,977	12,404	11,106	1,473	597

F-100

Other financial assets - Internal classification by level of risk

12/31/2024
Internal rating	Financial assets - At amortized cost		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	310,151	318,322	630,444	106,267	1,365,184
Medium	-	5,133	21,735	18	26,886
High	-	4,052	403	18	4,473
Total	310,151	327,507	652,582	106,303	1,396,543
%	22.2%	23.5%	46.7%	7.6%	100.0%

12/31/2023
Internal rating	Financial assets - At amortized cost		Financial assets at fair value through profit or loss	Financial assets at fair value through other comprehensive income	Total
	Interbank deposits and securities purchased under agreements to resell	Securities
Low	289,328	257,238	564,288	129,990	1,240,844
Medium	-	3,084	2,604	49	5,737
High	-	421	111	-	532
Total	289,328	260,743	567,003	130,039	1,247,113
%	23.2%	20.9%	45.5%	10.4%	100.0%

Financial assets at fair value through profit or loss includes Derivatives in the amount of R$ 92,439 (R$ 55,251 at 12/31/2023).

F-101

I.IV.III - Collateral for loan and lease operations

	12/31/2024				12/31/2023
	Over-collateralized assets		Under-collateralized assets		Over-collateralized assets		Under-collateralized assets
	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral	Carrying value of the assets	Fair value of collateral
Individuals	172,391	456,428	3,127	2,736	154,321	398,935	3,601	3,173
Personal (1)	8,128	25,156	1,673	1,556	4,359	16,157	1,881	1,760
Vehicles (2)	31,859	70,772	1,119	1,026	31,230	73,967	1,315	1,240
Mortgage loans (3)	132,404	360,500	335	154	118,732	308,811	405	173
Micro/small, medium companies and corporates (4)	166,845	592,523	63,892	60,395	167,843	596,817	45,885	43,484
Foreign loans - Latin America (4)	188,756	374,316	12,731	4,201	160,734	304,597	8,340	2,508
Total	527,992	1,423,267	79,750	67,332	482,898	1,300,349	57,826	49,165
1) In general requires financial guarantees.
2) Vehicles themselves are pledged as collateral, as well as assets leased in lease operations.
3) Properties themselves are pledged as collateral.
4) Any collateral set forth in the credit policy of ITAÚ UNIBANCO HOLDING (chattel mortgage, surety/joint debtor, mortgage and other).

Of the total of loan and lease operations, R$ 417,751 (R$ 369,866 at 12/31/2023) represent unsecured loans.

F-102

I.IV.IV - Repossessed assets

The accounting policy on assets held for sale is presented in Note 2c V.

The repossessed assets intended for sale comprise, mainly, real estate and their sale includes periodic auctions that are previously disclosed to the market. Total repossessed assets in the period were R$ 794 (R$ 494 from 01/01 to 12/31/2023).

II - Market risk

Defined as the possibility of incurring financial losses from changes in the market value of positions held by a financial institution, including the risks of transactions subject to fluctuations in currency rates, interest rates, share prices, price indexes and commodity prices, as set forth by CMN. Price Indexes are also treated as a risk factor group.

Market risk is controlled by an area independent from the business areas, which is responsible for the daily activities of (i) risk measurement and assessment, (ii) monitoring of stress scenarios, limits and alerts, (iii) application, analysis and testing of stress scenarios, (iv) risk reporting to those responsible within the business areas, in compliance with the governance of ITAÚ UNIBANCO HOLDING, (v) monitoring of actions required to adjust positions and risk levels to make them realistic, and (vi) providing support for the safe launch of new financial products.

The market risk structure categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by CMN Resolution No. 4,557, of February 23, 2017, and BCB Resolution No. 111, of July 6, 2021 and later changes. The trading portfolio consists of all transactions involving financial instruments and commodities, including derivatives, which are held for trading. The banking portfolio is basically characterized by transactions for the banking business, and transactions related to the management of the balance sheet of the institution, where there is no intention of sale and time horizons are medium and long term.

Market risk management is based on the following metrics:

    •   Value at risk (VaR): a statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level.

    •   Losses in stress scenarios (Stress Test): simulation technique to assess the behavior of assets, liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective and historical scenarios).

    •   Stop loss/Max drawdown: metrics used to revise positions, should losses accumulated in a fixed period reach a certain level.

    •   Concentration: cumulative exposure of a certain financial instrument or risk factor, calculated at market value (MtM – Mark to Market).

    •   Stressed VaR: statistical metric derived from the VaR calculation, with the purpose of simulating higher risk in the trading portfolio, taking returns that can be seen in past scenarios of extreme volatility.

Management of Interest Rate Risk in the Banking Book (IRRBB) is based on the following metrics:

    •   ΔEVE (Delta Economic Value of Equity): difference between the present value of the sum of repricing flows of instruments subject to IRRBB in a base scenario and the present value of the sum of repricing flows of these instruments in a scenario of shock in interest rates.

F-103

    •   ΔNII (Delta Net Interest Income): difference between the result of financial intermediation of instruments subject to IRRBB in a base scenario and the result of financial intermediation of these instruments in a scenario of shock in interest rates.

In addition, sensitivity and loss control measures are also analyzed. They include:

    •   Mismatching analysis (GAPS): accumulated exposure by risk factor of cash flows expressed at market value, allocated at the maturity dates.

    •   Sensitivity (DV01- Delta Variation): impact on the fair value of cash flows when a 1 basis point change is applied to current interest rates or on the index rates.

    •   Sensitivity to Sundry Risk Factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

In order to operate within the defined limits, ITAÚ UNIBANCO HOLDING hedges transactions with customers and proprietary positions, including its foreign investments. Derivatives are commonly used for these hedging activities, which can be either accounting or economic hedges, both governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The structure of limits and alerts obeys the Board of Directors’ guidelines, and it is reviewed and approved on an annual basis. This structure has specific limits aimed at improving the process of monitoring and understanding risk, and at avoiding concentration. These limits are quantified by assessing the forecast balance sheet results, the size of stockholders’ equity, market liquidity, complexity and volatility, and ITAÚ UNIBANCO HOLDING’s appetite for risk.

The consumption of market risk limits is monitored and disclosed daily through exposure and sensitivity maps. The market risk area analyzes and controls the adherence of these exposures to limits and alerts and reports them in a timely manner to the Treasury desks and other structures foreseen in the governance.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems occurs in a high-availability access-controlled environment, which has data storage and recovery processes and an infrastructure that ensures business continuity in contingency (disaster recovery) situations.

II.I - VaR - Consolidated ITAÚ UNIBANCO HOLDING

VaR is calculated by Historical Simulation, i.e. the expected distribution for profits and losses (P&L) of a portfolio over time, which can be estimated from past behavior of returns of market risk factors for this portfolio. VaR is calculated at a confidence level of 99%, historical period of 4 years (1.000 business days) and a holding period of one day. In addition, in a conservative approach, VaR is calculated daily, with and without volatility weighting, and the final VaR is the more restrictive of the values given by the two methods.

From 01/01 to 12/31/2024, the average total VaR in historical simulation was R$ 939 or 0.4% of total stockholders’ equity (R$ 931 or 0.5% of total stockholders’ equity from 01/01 to 12/31/2023).

	VaR Total (Historical Simulation) (in millions of reais) (1)
	12/31/2024				12/31/2023
	Average	Minimum	Maximum	Var Total	Average	Minimum	Maximum	Var Total
VaR by Risk Factor Group
Interest rates	1,179	988	2,120	2,009	1,251	1,059	1,585	1,408
Currencies	36	18	64	50	29	12	74	20
Shares	51	35	86	46	30	14	55	41
Commodities	17	8	41	19	12	2	33	7
Effect of diversification	-	-	-	(381)	-	-	-	(382)
Total risk	939	756	1,902	1,743	931	718	1,247	1,094
1) VaR by Risk Factor Group considers information from foreign units.

F-104

II.I.I - Interest rate risk

The table below shows the accounting position of financial assets and liabilities exposed to interest rate risk, distributed by maturity (remaining contractual terms). This table is not used directly to manage interest rate risks, it is mostly used to permit the assessment of mismatching between accounts and products associated thereto and to identify possible risk concentration.

	12/31/2024						12/31/2023
	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total	0-30 days	31-180 days	181-365 days	1-5 years	Over 5 years	Total
Financial assets	617,119	433,855	245,916	923,202	338,412	2,558,504	600,522	345,039	243,631	795,985	294,149	2,279,326
At amortized cost	533,678	347,519	200,787	507,268	208,755	1,798,007	506,280	307,520	174,806	428,529	163,798	1,580,933
Central Bank of Brazil deposits	138,518	-	-	-	-	138,518	121,146	-	-	-	-	121,146
Interbank deposits	33,082	10,559	9,888	13,382	14	66,925	28,178	5,608	10,071	7,121	22	51,000
Securities purchased under agreements to resell	201,082	41,460	-	-	677	243,219	207,697	30,530	-	-	81	238,308
Securities	12,910	38,878	36,794	164,332	70,938	323,852	16,384	37,026	28,335	131,917	46,227	259,889
Loan and lease operations	148,086	256,622	154,105	329,554	137,126	1,025,493	132,875	234,356	136,400	289,491	117,468	910,590
At fair value through other comprehensive income	17,377	16,118	6,382	47,809	18,617	106,303	24,844	9,683	14,116	56,885	24,511	130,039
At fair value through profit or loss	66,064	70,218	38,747	368,125	111,040	654,194	69,398	27,836	54,709	310,571	105,840	568,354
Securities	50,816	57,814	24,538	332,313	94,662	560,143	59,071	19,439	49,087	289,490	94,665	511,752
Derivatives	15,232	12,321	13,888	35,285	15,713	92,439	10,327	8,357	5,613	20,484	10,470	55,251
Other financial assets	16	83	321	527	665	1,612	-	40	9	597	705	1,351
Financial liabilities	777,435	217,860	153,291	745,329	152,728	2,046,643	698,247	175,283	148,366	686,826	110,138	1,818,860
At amortized cost	766,631	203,641	137,520	710,423	142,153	1,960,368	690,259	169,109	140,559	666,315	99,287	1,765,529
Deposits	382,252	90,133	53,767	503,422	25,167	1,054,741	347,884	78,985	53,949	467,682	2,852	951,352
Securities sold under repurchase agreements	322,797	21,378	1,458	5,279	37,875	388,787	326,025	1,180	4,200	13,250	18,131	362,786
Interbank market funds	56,173	87,015	74,950	148,059	6,097	372,294	15,099	83,409	77,263	142,023	10,851	328,645
Institutional market funds	5,005	5,057	6,971	50,500	73,014	140,547	805	5,325	5,123	40,885	67,453	119,591
Premium bonds plans	404	58	374	3,163	-	3,999	446	210	24	2,475	-	3,155
At fair value through profit or loss	10,804	14,219	15,771	34,906	10,575	86,275	7,988	6,174	7,807	20,511	10,851	53,331
Derivatives	10,775	14,179	15,626	34,756	10,077	85,413	7,988	6,165	7,798	20,162	10,362	52,475
Structured notes	-	-	-	12	306	318	-	-	2	19	275	296
Other financial liabilities	29	40	145	138	192	544	-	9	7	330	214	560
Difference assets / liabilities (1)	(160,316)	215,995	92,625	177,873	185,684	511,861	(97,725)	169,756	95,265	109,159	184,011	460,466
Cumulative difference	(160,316)	55,679	148,304	326,177	511,861		(97,725)	72,031	167,296	276,455	460,466
Ratio of cumulative difference to total interest-bearing assets	(6.3)%	2.2%	5.8%	12.7%	20.0%		(4.3)%	3.2%	7.3%	12.1%	20.2%
1) The difference arises from the mismatch between the maturities of all remunerated assets and liabilities, at the respective period-end date, considering the contractually agreed terms.

F-105

II.I.II - Currency risk

The purpose of ITAÚ UNIBANCO HOLDING's management of foreign exchange exposure is to mitigate the effects arising from variation in foreign exchange rates, which may present high-volatility periods.

The currency (or foreign exchange) risk arises from positions that are sensitive to oscillations in foreign exchange rates. These positions may be originated by financial instruments that are denominated in a currency other than the functional currency in which the balance sheet is measured or through positions in derivative instruments (for negotiation or hedge). Sensitivity to currency risk is disclosed in the table VaR Total (Historical Simulation) described in item II.I – VaR Consolidated – ITAÚ UNIBANCO HOLDING.

II.I.III - Share Price Risk

The exposure to share price risk is disclosed in Note 5, related to Financial Assets through Profit or Loss - Securities, and Note 8, related to Financial Assets at Fair Value through Other Comprehensive Income - Securities.

III - Liquidity risk

Defined as the possibility that the institution may be unable to efficiently meet its expected and unexpected obligations, both current and future, including those arising from guarantees issued, without affecting its daily operations and without incurring significant losses.

Liquidity risk is controlled by an area independent from the business area and responsible for establishing the reserve composition, estimating the cash flow and exposure to liquidity risk in different time horizons, and for monitoring the minimum limits to absorb losses in stress scenarios for each country where ITAÚ UNIBANCO HOLDING operates. All activities are subject to verification by independent validation, internal control and audit areas.

Liquidity management policies and limits are based on prospective scenarios and senior management’s guidelines. These scenarios are reviewed on a periodic basis, by analyzing the need for cash due to atypical market conditions or strategic decisions by ITAÚ UNIBANCO HOLDING.

ITAÚ UNIBANCO HOLDING manages and controls liquidity risk on a daily basis, using procedures approved in superior committees, including the adoption of liquidity minimum limits, sufficient to absorb possible cash losses in stress scenarios, measured with the use of internal and regulatory methods.

Among the main regulatory liquidity indicators, the following indicators stand out:

Liquidity Coverage Ratio (LCR): can be defined as a sufficiency index over a 30-day horizon, measuring the available amount of assets available to honor potential liquid outflows in a stress scenario.

Net Stable Funding Ratio (NSFR): can be defined as an analysis of funding available for the financing of long-term assets.

Both metrics are managed by the liquidity risk area and they have limits approved by superior committees, as well as governance of action plans in possible liquidity stress scenarios.

Additionally, the following items for monitoring and supporting decisions are periodically prepared and submitted to senior management:

    •   Different scenarios projected for changes in liquidity.

    •   Contingency plans for crisis situations.

    •   Reports and charts that describe the risk positions.

    •   Assessment of funding costs and alternative sources of funding.

F-106

    •   Monitoring of changes in funding through a constant control of sources of funding, considering the type of investor, maturities and other factors.

III.I - Primary sources of funding

ITAÚ UNIBANCO HOLDING has different sources of funding, of which a significant portion is from the retail segment. Of total customers’ funds, 69.5% or R$ 1,089,345, is immediately available to customers. However, the historical behavior of the accumulated balance of the two largest items in this group – time deposit and interbank market funds - is relatively consistent with the balances increasing over time and inflows exceeding outflows for monthly average amounts.

Funding from customers	12/31/2024			12/31/2023
	0-30 days	Total	%	0-30 days	Total	%
Deposits	894,482	1,054,741		817,050	951,352
Demand deposits	124,920	124,920	8.0%	105,634	105,634	7.6%
Savings deposits	180,730	180,730	11.5%	174,765	174,765	12.5%
Time deposits (1)	580,855	735,376	46.9%	527,841	656,591	46.9%
Other	7,977	13,715	0.9%	8,810	14,362	1.0%
Interbank market funds (1)	189,700	372,294	23.7%	200,886	328,645	23.5%
Funds from own issue (2)	-	2	-	-	8	-
Institutional market funds	5,163	140,547	9.0%	1,106	119,591	8.5%
Total	1,089,345	1,567,584	100.0%	1,019,042	1,399,596	100.0%
1) The settlement date is considered as the closest period in which the client has the possibility of withdrawing funds.
2) Refers to Deposits received under securities repurchase agreements with securities from own issue.

III.II - Control over liquidity

Under the LCR metric, ITAÚ UNIBANCO HOLDING has High-quality Liquid Assets (HQLA) which totaled an average of R$ 362,609 in the period, mainly made up of sovereign securities, reserves in central banks and cash. Net cash outflows totaled an average of R$ 163,863 in the period, mainly made up of retail, wholesale funds, additional requirements, contractual and contingent obligations, offset by cash inflows from loans and other expected cash inflows.

The average LCR in the period is 221.3% (191.8% at 12/31/2023) above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support losses under the standardized stress scenario for LCR.

From the NSFR perspective, ITAÚ UNIBANCO HOLDING has Available Stable Funding (ASF) that totaled R$ 1,375,854 in the period, mainly made up of capital, retail and wholesale funds. The required stable funding (RSF) totaled R$ 1,127,870 in the period, mainly made up of loans and financing granted to wholesale and retail clients, central governments, and operations with central banks.

The NSFR at the period closing is 122.0% (126.9% at 12/31/2023), above the 100% threshold, and therefore the entity comfortably has sufficient stable funds available to support the stable funds required in the long term, in accordance with the metric.

F-107

Liabilities according to their remaining contractual maturities, considering their undiscounted flows, are presented below:
Undiscounted future flows, except for derivatives which are fair value	12/31/2024					12/31/2023
Financial liabilities	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total

Deposits	894,493	132,640	14,588	18,118	1,059,839	817,054	83,175	29,089	25,015	954,333
Demand deposits	124,920	-	-	-	124,920	105,634	-	-	-	105,634
Savings deposits	180,730	-	-	-	180,730	174,765	-	-	-	174,765
Time deposit	580,855	131,189	10,740	17,348	740,132	527,841	82,376	24,238	25,012	659,467
Interbank deposits	1,497	1,451	3,848	770	7,566	900	799	4,851	3	6,553
Other deposits	6,491	-	-	-	6,491	7,914	-	-	-	7,914

Central Bank of Brazil deposits	(137,510)	(19,100)	(1,564)	(2,524)	(160,698)	(127,312)	(11,322)	(3,332)	(3,438)	(145,404)
Demand deposits	(22,180)	-	-	-	(22,180)	(24,258)	-	-	-	(24,258)
Savings deposits	(30,763)	-	-	-	(30,763)	(30,505)	-	-	-	(30,505)
Time deposit	(84,567)	(19,100)	(1,564)	(2,524)	(107,755)	(72,549)	(11,322)	(3,332)	(3,438)	(90,641)

Securities sold under repurchase agreements	352,257	23,772	572	77,597	454,198	352,654	4,909	4,217	65,524	427,304
Government securities	274,340	7,511	290	76,463	358,604	282,119	4,504	4,029	64,160	354,812
Corporate securities	27,191	15,642	282	1,134	44,249	31,059	401	188	1,364	33,012
Foreign	50,726	619	-	-	51,345	39,476	4	-	-	39,480

Interbank market funds	189,700	114,859	33,650	60,238	398,447	200,886	65,124	33,361	43,284	342,655

Institutional market funds	5,163	15,436	54,277	100,802	175,678	1,106	12,227	48,240	81,110	142,683

Derivative financial instruments - Net position	10,775	29,805	12,566	32,267	85,413	7,988	13,963	7,553	22,971	52,475
Swaps	3,187	7,957	10,065	30,185	51,394	3,231	4,064	6,476	21,970	35,741
Options	3,902	14,825	1,065	796	20,588	903	7,010	595	464	8,972
Forwards	1,435	2	-	13	1,450	2,965	-	1	16	2,982
Other derivatives	2,251	7,021	1,436	1,273	11,981	889	2,889	481	521	4,780

Other financial liabilities	29	185	138	192	544	-	3	205	352	560

Total financial liabilities	1,314,907	297,597	114,227	286,690	2,013,421	1,252,376	168,079	119,333	234,818	1,774,606

Off-balance commitments		12/31/2024					12/31/2023
	Note	0 – 30	31 – 365	366 – 720	Over 720 days	Total	0 – 30	31 – 365	366 – 720	Over 720 days	Total
Financial guarantees		3,323	42,924	21,910	55,758	123,915	2,875	32,938	14,264	52,545	102,622
Loan commitments		192,814	53,056	19,647	234,297	499,814	176,017	51,101	10,313	192,647	430,078
Letters of credit to be released		72,930	-	-	-	72,930	20,850	-	-	-	20,850
Contractual commitments - Fixed and Intangible assets	13, 14	-	-	-	-	-	-	3	-	-	3
Total		269,067	95,980	41,557	290,055	696,659	199,742	84,042	24,577	245,192	553,553

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IV - Emerging Risks

Defined as those with a potentially material impact on the business in the medium and long term, but for which there are not enough elements yet for their complete assessment and mitigation due to the number of factors and impacts not yet totally known, such as geopolitical and macroeconomic risk and climate change. Their causes can be originated by external events and result in the emergence of new risks or in the intensification of risks already monitored by ITAÚ UNIBANCO HOLDING.

The identification and monitoring of Emerging Risks are ensured by ITAÚ UNIBANCO HOLDING’s governance, allowing these risks to be incorporated into risk management processes too.

V - Social, Environmental and Climate Risks

Social, environmental and climate risks are the possibility of losses due to exposure to social, environmental and/or climatic events related to the activities developed by ITAÚ UNIBANCO HOLDING.

Social, environmental and climatic factors are considered relevant to the business of ITAÚ UNIBANCO HOLDING, since they may affect the creation of shared value in the short, medium and long term.

The Policy of Social, Environmental and Climatic Risks (Risks SAC Policy) establishes the guidelines and underlying principles for social, environmental and climatic risk management, addressing the most significant risks for the institution’s operation through specific procedures.

Actions to mitigate the Social, Environmental and Climatic Risks are taken based on the mapping of processes, risks and controls, monitoring of new standards related to the theme and recording of occurrence in internal systems. In addition to the identification, the phases of prioritization, response to risk, mitigation, monitoring and reporting of assessed risks supplement the management of these risks at ITAÚ UNIBANCO HOLDING.

In the management of Social, Environmental and Climatic Risks, business areas manage the risk in its daily activities, following the Risks SAC Policy guidelines and specific processes, with the support of specialized assessment from dedicated technical teams located in Credit, which serves the Wholesale segment, Credit Risk and Modeling, and Institutional Legal teams, that act on an integrated way in the management of all dimensions of the Social, Environmental and Climatic Risks related to the conglomerate’s activities. As an example of specific guidelines for the management of these risks, ITAÚ UNIBANCO HOLDING has specific governance for granting and renewing credit in senior approval levels for clients in certain economic sectors, classified as Sensitive Sectors (Mining, Steel & Metallurgy, Oil & Gas, Textiles Industry and Retail Clothing, Paper & Pulp, Chemicals & Petrochemicals, Agri - Meatpacking, Agri - Crop Protection and Fertilizers, Wood, Energy, Rural Producers and Real Estate), for which there is an individualized analysis of Social, Environmental and Climate Risks. The institution also counts with specific procedures for the Institution’s operation (stockholders’ equity, branch infrastructure, technology and suppliers), credit, investments and key controls. SAC Risks area, Internal Controls and Compliance areas, in turn, support and ensure the governance of the activities of the business and credit areas that serves the business. The Internal Audit acts on an independent manner, assessing risk management, controls and governance.

Governance also counts on the Social, Environmental and Climatic Risks Committee, whose main responsibility is to assess and deliberate about institutional and strategic matters, as well as to resolve on products, operations, services, among others involving the Social, Environmental and Climatic Risks.

Climate Risk includes: (i) physical risks, arising from changes in weather patterns, such as increased rainfall, and temperature and extreme weather events, and (ii) transition risks, resulting from changes in the economy, as a result of climate actions, such as carbon pricing, climate regulation, market risks and reputational risks.

Considering its relevance, climate risk has become one of the main priorities for ITAÚ UNIBANCO HOLDING, which supports the Task Force on Climate-related Financial Disclosures (TCFD) and it is committed to maintaining a process of evolution and continuous improvement within the pillars recommended by the TCFD. With this purpose, ITAÚ UNIBANCO HOLDING is strengthening the governance and strategy related to Climate Risk and developing tools and methodologies to assess and manage these risks.

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ITAÚ UNIBANCO HOLDING measures the sensitivity of the credit portfolio to climate risks by applying the Climate Risk Sensitivity Assessment Tool, developed by Febraban. The tool combines relevance and proportionality criteria to identify the sectors and clients within the portfolio that are more sensitive to climate risks, considering physical and transition risks. The sectors with the highest probability of suffering financial impacts from climate change, following the TCFD guidelines, are: energy, transport, materials and construction, agriculture, food and forestry products.

c) Capital Management Governance

ITAÚ UNIBANCO HOLDING is subject to the regulations of BACEN, which determines minimum capital requirements, procedures to obtain information to assess the global systemic importance of banks, fixed asset limits, loan limits and accounting practices, and requires banks to conform to the regulations based on the Basel Accord for capital adequacy. Additionally, CNSP and SUSEP issue regulations on capital requirements that affect our insurance operations and private pension and premium bonds plans.

The capital statements were prepared in accordance with BACEN’s regulatory requirements and with internationally accepted minimum requirements according to the Bank for International Settlements (BIS).

I - Composition and Capital Adequacy

The Board of Directors is the body responsible for approving the institutional capital management policy and guidelines for the capitalization level of ITAÚ UNIBANCO HOLDING. The Board is also responsible for the full approval of the ICAAP (Internal Capital Adequacy Assessment Process) report, the purpose of which is to assess the capital adequacy of ITAÚ UNIBANCO HOLDING.

The result of the last ICAAP, which comprises stress tests – which was dated December 2023 – indicated that ITAÚ UNIBANCO HOLDING has, in addition to capital to cover all material risks, a significant capital surplus, thus assuring the solidity of the institution’s equity position.

In order to ensure that ITAÚ UNIBANCO HOLDING is sound and has the capital needed to support business growth, the institution maintains PR levels above the minimum level required to face risks, as demonstrated by the Common Equity Tier I, Tier I Capital and Total Capital ratios.

	12/31/2024	12/31/2023
Available capital (amounts)
Common Equity Tier 1 (CET 1)	188,265	166,389
Tier 1	206,196	185,141
Total capital (PR)	227,602	206,862
Risk-weighted assets (amounts)
Total risk-weighted assets (RWA)	1,379,056	1,215,019
Risk-based capital ratios as a percentage of RWA
Common Equity Tier 1 ratio (%)	13.7%	13.7%
Tier 1 ratio (%)	15.0%	15.2%
Total capital ratio (%)	16.5%	17.0%
Additional CET1 buffer requirements as a percentage of RWA
Capital conservation buffer requirement (%)	2.5%	2.5%
Countercyclical buffer requirement (%)	0.1%	-
Bank G-SIB and/or D-SIB additional requirements (%)	1.0%	1.0%
Total of bank CET1 specific buffer requirements (%)	3.6%	3.5%

At 12/31/2024, the amount of perpetual subordinated debt that makes up Tier I capital is R$ 16,957 (R$ 18,028 at 12/31/2023) and the amount of perpetual subordinated debt that makes up Tier capital II is R$ 20,497 (R$ 21,208 at 12/31/2023).

The Basel Ratio reached 16.5% at 12/31/2024, a decrease of (0.5) p.p. compared to 12/31/2023, mainly due to repurchases of debts that composing the Tier I and Tier II capital.

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Additionally, ITAÚ UNIBANCO HOLDING has a surplus over the required minimum Total capital of R$ 117,278 (R$ 109,660 at 12/31/2023), well above the Capital Buffer requirement of R$ 49,049 (R$ 42,526 at 12/31/2023), widely covered by available capital.

The fixed assets ratio indicates the commitment percentage of adjusted Total capital with adjusted permanent assets. ITAÚ UNIBANCO HOLDING falls within the maximum limit of 50% of adjusted Total capital, established by BACEN. At 12/31/2024, fixed assets ratio reached 18.5% (21.5% at 12/31/2023), showing a surplus of R$ 71,704 (R$ 58,879 at 12/31/2023).

II - Risk-Weighted Assets (RWA)

For calculating minimum capital requirements, RWA must be obtained by taking the sum of the following risk exposures:

    •   RWACPAD = portion related to exposures to credit risk, calculated using standardized approach.

    •   RWACIRB = portion related to exposures to credit risk, calculated according to internal credit risk rating systems (IRB - Internal Ratings-Based approaches), authorized by the Central Bank of Brazil.

    •   RWAMPAD = portion related to the market risk capital requirement, calculated using standardized approach.

    •   RWAMINT = portion related to the market risk capital requirement, calculated according to internal model approaches, authorized by the Central Bank of Brazil.

    •   RWAOPAD = portion related to the operational risk capital requirement, calculated using standardized approach.

	RWA
	12/31/2024	12/31/2023
Credit risk (excluding counterparty credit risk)	1,108,011	976,915
Of which: standardised approach for credit risk	1,038,238	924,518
Of which: foundation internal rating-based approach (F-IRB)	-	-
Of which: advanced internal rating-based approach (A-IRB)	69,773	52,397
Counterparty credit risk (CCR)	44,837	30,804
Of which: standardized approach for counterparty credit risk (SA-CCR)	35,148	22,259
Of which: other CCR	9,689	8,545
Equity investments in funds - look-through approach	4,667	5,871
Equity investments in funds - mandate-based approach	-	-
Equity investments in funds - fall-back approach	716	1,543
Securitisation exposures in banking book	9,242	4,141
Market Risk	43,189	43,179
Of which: standardized approach (RWAMPAD)	52,643	52,299
Of which: internal models approach (RWAMINT)	28,471	18,871
Operational Risk	112,827	103,094
Payment Services risk (RWASP)	NA	NA
Amounts below the thresholds for deduction	55,567	49,472
Total	1,379,056	1,215,019

III - Recovery Plan

In response to the latest international crises, the Central Bank published Resolution No. 4,502, which requires the development of a Recovery Plan by financial institutions within Segment 1, with total exposure to GDP of more than 10%. This plan aims to reestablish adequate levels of capital and liquidity above regulatory operating limits in the face of severe systemic or idiosyncratic stress shocks. In this way, each institution could preserve its financial viability while also minimizing the impact on the National Financial System.

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IV - Stress testing

The stress test is a process of simulating extreme economic and market conditions on ITAÚ UNIBANCO HOLDING’s results, liquidity and capital. The institution has been carrying out this test in order to assess its solvency in plausible scenarios of crisis, as well as to identify areas that are more susceptible to the impact of stress that may be the subject of risk mitigation.

For the purposes of the test, the economic research area estimates macroeconomic variables for each stress scenario. The elaboration of stress scenarios considers the qualitative analysis of the Brazilian and the global conjuncture, historical and hypothetical elements, short and long term risks, among other aspects, as defined in CMN Resolution 4,557.

In this process, the main potential risks to the economy are assessed based on the judgment of the bank's team of economists, endorsed by the Chief Economist of ITAÚ UNIBANCO HOLDING and approved by the Board of Directors. Projections for the macroeconomic variables (such as GDP, basic interest rate, exchange rates and inflation) and for variables in the credit market (such as raisings, lending, rates of default, margins and charges) used are based on exogenous shocks or through use of models validated by an independent area.

Then, the stress scenarios adopted are used to influence the budgeted result and balance sheet. In addition to the scenario analysis methodology, sensitivity analysis and the Reverse Stress Test are also used.

ITAÚ UNIBANCO HOLDING uses the simulations to manage its portfolio risks, considering Brazil (segregated into wholesale and retail) and External Units, from which the risk-weighted assets and the capital and liquidity ratios are derived.

The stress test is also an integral part of the ICAAP, the main purpose of which is to assess whether, even in severely adverse situations, the institution would have adequate levels of capital and liquidity, without any impact on the development of its activities.

This information enables potential offenders to the business to be identified and provides support for the strategic decisions of the Board of Directors, the budgeting and risk management process, as well as serving as an input for the institution’s risk appetite metrics.

V - Leverage Ratio

The Leverage Ratio is defined as the ratio between Tier I Capital and Total Exposure, calculated according to BACEN Circular 3,748, which minimum requirement is of 3%. The ratio is intended to be a simple measure of non-risk-sensitive leverage, and so it does not take into account risk weights or risk mitigation.

d) Management risks of insurance contracts and private pension

I - Management structure, roles and responsibilities

ITAÚ UNIBANCO HOLDING has specific committees, whose assignment is to define and establish guidelines for the management of funds from insurance contracts and private pension, with the objective of long-term profitability, and to establish assessment models, risk limits and resource allocation strategies in defined financial assets.

II - Underwriting risk

In addition to the risks inherent in financial instruments related to insurance contracts and private pension, operations carried out at ITAÚ UNIBANCO HOLDING cause exposure to underwriting risk.

Underwriting risk is the risk of significant deviations in the methodologies and/or assumptions used for pricing products that may adversely affect ITAÚ UNIBANCO HOLDING, which may be consummated in different ways, depending on the product offered:

(i) Insurance: results from the change in risk behavior in relation to the increase in the frequency and/or severity of claims incurred, contrary to pricing estimates.

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(ii) Private Pension: is observed in the increase in life expectancy or deviation from the assumptions adopted in the estimates of future cash flows.

The measurement of exposure to underwriting risk is based on the analysis of the actuarial assumptions adopted in the recognition of liabilities and pricing of products through i) monitoring the evolution of equity required to mitigate the risk of insolvency or liquidity; ii) follow-up of portfolios, products, and coverage, from the perspective of results, adherence to expected rates and expected behavior of loss ratio.

Exposure to underwriting risk is managed and monitored in accordance with risk appetite levels approved by Management and is controlled using indicators that allow the creation of stress scenarios and simulations of the portfolio.

II.I Risk Concentrations

For ITAÚ UNIBANCO HOLDING there is no concentration of products in relation to insurance premiums, thus reducing the risk of concentration in products and distribution channels. ITAÚ UNIBANCO HOLDING's insurance and private pension operations are mainly related to death and survivorship coverage.

II.II - Sensitivity analysis
The sensitivity analysis considers a vision impacts caused by changes in assumptions, which could affect the income and stockholders’ equity at the report date. This type of analysis is usually conducted under the ceteris paribus condition, in which the sensitivity of a system is measured when one variable of interest is changed and all the others remain unchanged. The results obtained are shown in the table below:
Assumptions	12/31/2024
	Impact in Income		Impact in Stockholders’ Equity
	Insurance	Private pension	Insurance	Private pension
Discount rate
0.5 p.p. increase	-	(28)	49	653
0.5 p.p. decrease	-	24	(53)	(722)
Biometric tables
5% increase	(10)	51	-	-
5% decrease	11	(53)	-	-
Claims
5% increase	(32)	-	-	-
5% decrease	32	-	-	-

III - Liquidity risk

Liquidity risk management for insurance and private pension operations is performed on an ongoing basis, based on monitoring the flow of payments related to its liabilities, the flow of receipts generated by operations and the portfolio of financial assets.

Financial assets are managed with the purpose of optimizing the relationship between risk and return on investments, considering the characteristics of their liabilities. Accordingly, investments are concentrated in government and corporate securities with good credit quality in active and liquid markets, keeping a considerable amount invested in short-term assets, with immediate liquidity, to meet regular and contingent liquidity needs. In addition, ITAÚ UNIBANCO HOLDING constantly monitors the solvency conditions of its operations.

Below is a maturity analysis of estimated undiscounted future cash flows from insurance contracts and private pension, considering assumptions of inflows, outflows and discount rates (Note 27c):

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Period	12/31/2024			12/31/2023
	Insurance	Private pension	Total	Insurance	Private pension	Total
1 year	(817)	9,483	8,666	(806)	15,247	14,441
2 years	(333)	13,240	12,907	(310)	19,187	18,877
3 years	(240)	14,702	14,462	(220)	18,409	18,189
4 years	(126)	15,991	15,865	(109)	17,850	17,741
5 years	(4)	17,096	17,092	5	17,354	17,359
Over 5 years	2,108	1,111,776	1,113,884	1,963	425,166	427,129
Total (1)	588	1,182,288	1,182,876	523	513,213	513,736
1) Refers to (inflows) and outflows of cash flows related to insurance contracts and private pension. Variations observed in private pension plans are due to the increase in future contributions and reduction of exit assumptions that consequently impacted the volume of rescues and deaths.

ITAÚ UNIBANCO HOLDING holds R$ 295,823 (R$ 261,530 at 12/31/2023) referring to amounts that are payable or demand, which represent contributions made by insured parties that can be redeemed at any time. All these amounts refer to contracts issued that are liabilities, and no group of contracts was in asset position in the period.

IV - Credit risk

The credit risk arising from insurance contract premiums is not material, as cases with unpaid coverage are canceled after 90 days.

Reinsurance operations are controlled through an internal policy, observing the regulator's guidelines regarding the reinsurers with which ITAÚ UNIBANCO HOLDING operates.

Taking out reinsurance is subject to an assessment of the reinsurer's credit risk and the operational limits for its consummation, and monitoring is carried out during the effectiveness to identify signs of deterioration that lead to changes in the analyzes conducted.

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Note 33 - Supplementary information

a) Monitoring of the climate event in Rio Grande do Sul

ITAÚ UNIBANCO HOLDING monitors the economic effects arising from the climate event in the State of Rio Grande do Sul, which affected its results. Since the beginning of the rains, ITAÚ UNIBANCO HOLDING follows the impacts of floods on its operations and clients, in addition to emergency government actions to face this disaster. The National Monetary Council and the Central Bank of Brazil issued regulations to be complied with regarding credit, compulsory and consortium operations. Thus ITAÚ UNIBANCO HOLDING identified, based on its best estimates and critical judgements, the following events with impact on its Consolidated Financial Statements:

a) ITAÚ UNIBANCO HOLDING adopts expected loss to recognize a provision for its operations, which is updated periodically according to macroeconomic and circumstantial variables; therefore, the provision for expected loss was recognized in an amount sufficient to face the exposure to credit risk in Rio Grande do Sul. The governance of credit risk allows ITAÚ UNIBANCO HOLDING to respond quickly to the monitoring of potential impacts on its credit exposures, enabling quick access to information required for discussions and related actions. No significant impacts on this portfolio have been identified.

b) Immaterial increase in claims expenses related to insurance against damage in property and housing lines.

c) Expenses with donations in the total of R$ 16, with the purpose of assisting in emergency actions in the region.

Note 34 - Subsequent event

On February 05, 2025, the Board of Directors approved the proposal: (i) to increase the capital in the amount of R$ 33,334, from R$ 90,729 to R$ 124,063, through capitalization of amounts recorded in the Profit Reserves - Statutory Reserves; (ii) that the capital increase will be effective with the issuance of 980,413,535 new book-entry shares, with no par value, being 495,829,036 common and 484,584,499 preferred shares, which will be allocated free of charge to the holders of shares in ITAÚ UNIBANCO HOLDING, as a bonus, in the proportion of 1 new share of the same type for every 10 shares held, and the shares held in treasury will also receive the bonus.

Additionally, on the same date, the Board of Directors resolved on the Program for the repurchase of own issue shares: (i) to terminate as from this date, in advance, the current program that would expire on 08/04/2025; and (ii) to approve the new program, which will be effective as from this date until 02/05/2026, authorizing the acquisition of up to 200,000,000 preferred shares of own issue, with no reduction in the capital amount. The new repurchase of shares program aims to: (a) cancel the shares issued by ITAÚ UNIBANCO HOLDING, as the Board of Directors decided to allocate the amount of R$ 3 billion from the 2024 result for this purpose; and (b) provide the delivery of shares to employees and management members of ITAÚ UNIBANCO HOLDING and its subsidiaries in the scope of their compensation models, their long-term incentive plans, and their institutional projects. Acquisitions will occur on a stock exchange, at market value and intermediated by Itaú Corretora de Valores S.A.

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